INTERIM REPORT
For the nine months ended
September 30, 2021

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as at September 30, 2021 and December 31, 2020
(unaudited - US$ millions)

	Notes	September 30, 2021	December 31, 2020
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $125.6; December 31, 2020 – $79.5)	5, 19	1,543.3	1,252.2
Insurance contract receivables		6,802.5	5,816.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $968.6; December 31, 2020 – $751.9)	5, 19	18,461.1	13,197.8
Bonds (cost $16,154.6; December 31, 2020 – $14,916.1)	5	16,656.4	15,734.6
Preferred stocks (cost $573.9; December 31, 2020 – $268.3)	5	1,733.2	605.2
Common stocks (cost $4,848.1; December 31, 2020 – $4,635.5)	5	5,481.5	4,599.1
Investments in associates (fair value $5,525.4; December 31, 2020 – $4,154.3)	5, 6	4,792.7	4,381.8
Investment in associate held for sale (fair value nil; December 31, 2020 – $729.5)	5, 6, 15	—	729.5
Derivatives and other invested assets (cost $929.3; December 31, 2020 – $944.4)	5, 7	980.3	812.4
Assets pledged for derivative obligations (cost $101.0; December 31, 2020 – $196.1)	5, 7	101.0	196.4
Fairfax India cash, portfolio investments and associates (fair value $3,454.0; December 31, 2020 – $2,791.0)	5, 6, 19	2,055.5	1,851.8
		50,261.7	42,108.6

Deferred premium acquisition costs		1,783.7	1,543.7
Recoverable from reinsurers (including recoverables on paid losses – $1,009.1; December 31, 2020 – $686.8)	8, 9	11,738.4	10,533.2
Deferred income tax assets		544.2	713.9
Goodwill and intangible assets		6,075.3	6,229.1
Other assets		5,779.1	5,857.2
Total assets		84,528.2	74,054.0

Liabilities
Accounts payable and accrued liabilities		4,956.0	4,996.1
Derivative obligations (including at the holding company – $53.7; December 31, 2020 – $22.8)	5, 7	160.0	189.4
Deferred income tax liabilities		540.0	356.4
Insurance contract payables		4,557.7	2,964.0
Insurance contract liabilities	8	46,210.5	39,206.8
Borrowings – holding company and insurance and reinsurance companies	10	6,258.1	6,614.0
Borrowings – non-insurance companies	10	1,694.5	2,200.0
Total liabilities		64,376.8	56,526.7

Equity	11
Common shareholders’ equity		14,539.5	12,521.1
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		15,875.0	13,856.6
Non-controlling interests		4,276.4	3,670.7
Total equity		20,151.4	17,527.3
		84,528.2	74,054.0

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2021 and 2020
(unaudited - US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2021	2020	2021	2020
Income
Gross premiums written	17	5,970.9	4,743.2	17,376.6	14,221.6
Net premiums written	17	4,746.4	3,735.2	13,421.8	11,137.1

Gross premiums earned		5,784.2	4,632.4	15,760.2	13,107.7
Premiums ceded to reinsurers		(1,345.0)	(1,060.6)	(3,576.2)	(2,814.6)
Net premiums earned	17	4,439.2	3,571.8	12,184.0	10,293.1
Interest and dividends		167.2	181.8	495.9	604.7
Share of profit (loss) of associates	6	227.3	50.8	347.0	(177.5)
Net gains (losses) on investments	5	374.6	(27.3)	2,506.8	(922.7)
Gain on sale and consolidation of insurance subsidiaries	15	134.9	—	246.9	117.1
Other revenue	17	1,367.2	1,215.5	3,759.0	3,302.1
		6,710.4	4,992.6	19,539.6	13,216.8
Expenses
Losses on claims, gross	8	4,040.1	2,961.2	10,307.0	8,713.7
Losses on claims, ceded to reinsurers		(877.1)	(594.9)	(2,206.0)	(1,894.4)
Losses on claims, net	18	3,163.0	2,366.3	8,101.0	6,819.3
Operating expenses	18	683.1	617.2	2,048.1	1,893.7
Commissions, net	9	724.4	616.6	2,008.3	1,734.3
Interest expense	10	109.7	120.9	393.6	358.8
Other expenses	17, 18	1,331.5	1,192.1	3,740.3	3,403.8
		6,011.7	4,913.1	16,291.3	14,209.9
Earnings (loss) before income taxes		698.7	79.5	3,248.3	(993.1)
Provision for (recovery of) income taxes	13	122.6	37.7	569.4	(72.1)
Net earnings (loss)		576.1	41.8	2,678.9	(921.0)

Attributable to:
Shareholders of Fairfax		462.4	133.7	2,469.8	(690.7)
Non-controlling interests		113.7	(91.9)	209.1	(230.3)
		576.1	41.8	2,678.9	(921.0)

Net earnings (loss) per share	12	$17.43	$4.66	$93.69	$(27.27)
Net earnings (loss) per diluted share	12	$16.44	$4.44	$88.62	$(27.27)
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	25,900	26,306	26,002	26,532

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2021 and 2020
(unaudited – US$ millions)

		Third quarter		First nine months
	Notes	2021	2020	2021	2020

Net earnings (loss)		576.1	41.8	2,678.9	(921.0)

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries		(111.5)	88.5	(91.4)	(370.9)
Gains (losses) on hedge of net investment in Canadian subsidiaries	7	50.6	(40.2)	(10.3)	63.1
Gains (losses) on hedge of net investment in European operations		19.9	(36.6)	47.8	(38.2)
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans		(16.9)	91.9	(74.6)	5.7
		(57.9)	103.6	(128.5)	(340.3)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings (loss)		7.0	—	6.7	111.2
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings (loss)		(50.7)	(2.0)	(51.3)	46.0
		(101.6)	101.6	(173.1)	(183.1)
Items that will not be reclassified to net earnings (loss)
Net gains (losses) on defined benefit plans		0.1	(1.3)	(2.6)	(28.4)
Share of net gains on defined benefit plans of associates		4.9	3.1	13.8	14.3
Other		—	—	13.8	—
		5.0	1.8	25.0	(14.1)
Other comprehensive income (loss), net of income taxes		(96.6)	103.4	(148.1)	(197.2)

Comprehensive income (loss)		479.5	145.2	2,530.8	(1,118.2)

Attributable to:
Shareholders of Fairfax		383.5	198.3	2,365.0	(797.3)
Non-controlling interests		96.0	(53.1)	165.8	(320.9)
		479.5	145.2	2,530.8	(1,118.2)

	Third quarter		First nine months
	2021	2020	2021	2020
Income tax (expense) recovery included in other comprehensive income (loss)

Income tax on items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(2.5)	2.0	(8.6)	8.7
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	3.8	(8.5)	10.6	(4.2)
	1.3	(6.5)	2.0	4.5
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings (loss)	—	—	—	(0.1)
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings (loss)	—	—	—	0.5
	1.3	(6.5)	2.0	4.9
Income tax on items that will not be reclassified to net earnings (loss)
Net gains (losses) on defined benefit plans	—	0.5	1.0	10.5
Share of net gains on defined benefit plans of associates	(0.9)	(0.7)	(3.4)	(2.3)
	(0.9)	(0.2)	(2.4)	8.2

Total income tax (expense) recovery	0.4	(6.7)	(0.4)	13.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2021 and 2020
(unaudited - US$ millions)

	Common shares(1)	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2021	6,712.0	(732.8)	248.4	7,092.5	(799.0)	12,521.1	1,335.5	13,856.6	3,670.7	17,527.3
Net earnings for the period	—	—	—	2,469.8	—	2,469.8	—	2,469.8	209.1	2,678.9
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(54.1)	(54.1)	—	(54.1)	(37.3)	(91.4)
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(10.3)	(10.3)	—	(10.3)	—	(10.3)
Gains on hedge of net investment in European operations	—	—	—	—	47.8	47.8	—	47.8	—	47.8
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	(66.8)	(66.8)	—	(66.8)	(7.8)	(74.6)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	—	—	3.1	3.1	—	3.1	3.6	6.7
Net unrealized foreign currency translation gains on associates reclassified to net earnings	—	—	—	—	(51.3)	(51.3)	—	(51.3)	—	(51.3)
Net losses on defined benefit plans	—	—	—	—	(1.0)	(1.0)	—	(1.0)	(1.6)	(2.6)
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	18.6	18.6	—	18.6	(4.8)	13.8
Other	—	—	—	—	9.2	9.2	—	9.2	4.6	13.8
Issuances for share-based payments	—	44.7	(43.7)	—	—	1.0	—	1.0	(2.9)	(1.9)
Purchases and amortization for share-based payments	—	(114.6)	75.6	—	—	(39.0)	—	(39.0)	4.9	(34.1)
Purchases for cancellation	(34.2)	—	—	(23.0)	—	(57.2)	—	(57.2)	—	(57.2)
Common share dividends	—	—	—	(272.1)	—	(272.1)	—	(272.1)	(152.2)	(424.3)
Preferred share dividends	—	—	—	(33.5)	—	(33.5)	—	(33.5)	—	(33.5)
Acquisition of subsidiaries (note 15)	—	—	—	—	—	—	—	—	(27.5)	(27.5)
Deconsolidation of subsidiaries (note 15)	—	—	—	—	—	—	—	—	(15.4)	(15.4)
Other net changes in capitalization (note 11 and note 15)	—	—	81.9	(47.9)	20.2	54.2	—	54.2	633.0	687.2
Balance as of September 30, 2021	6,677.8	(802.7)	362.2	9,185.8	(883.6)	14,539.5	1,335.5	15,875.0	4,276.4	20,151.4

Balance as of January 1, 2020	6,797.2	(661.1)	239.0	7,379.2	(711.7)	13,042.6	1,335.5	14,378.1	3,529.1	17,907.2
Net loss for the period	—	—	—	(690.7)	—	(690.7)	—	(690.7)	(230.3)	(921.0)
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(292.9)	(292.9)	—	(292.9)	(78.0)	(370.9)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	63.1	63.1	—	63.1	—	63.1
Losses on hedge of net investment in European operations	—	—	—	—	(38.2)	(38.2)	—	(38.2)	—	(38.2)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	16.5	16.5	—	16.5	(10.8)	5.7
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net loss	—	—	—	—	111.2	111.2	—	111.2	—	111.2
Net unrealized foreign currency translation losses on associates reclassified to net loss	—	—	—	—	46.0	46.0	—	46.0	—	46.0
Net losses on defined benefit plans	—	—	—	—	(27.8)	(27.8)	—	(27.8)	(0.6)	(28.4)
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	15.5	15.5	—	15.5	(1.2)	14.3
Issuances for share-based payments	—	54.6	(58.8)	—	—	(4.2)	—	(4.2)	(0.3)	(4.5)
Purchases and amortization for share-based payments	—	(132.3)	65.6	—	—	(66.7)	—	(66.7)	4.9	(61.8)
Purchases for cancellation	(72.6)	—	—	(14.3)	—	(86.9)	—	(86.9)	—	(86.9)
Common share dividends	—	—	—	(275.7)	—	(275.7)	—	(275.7)	(158.2)	(433.9)
Preferred share dividends	—	—	—	(32.9)	—	(32.9)	—	(32.9)	—	(32.9)
Acquisition of subsidiary	—	—	—	—	—	—	—	—	94.2	94.2
Deconsolidation of subsidiary	—	9.5	(6.4)	(57.8)	28.0	(26.7)	—	(26.7)	340.4	313.7
Other net changes in capitalization	—	—	(0.4)	(151.0)	—	(151.4)	—	(151.4)	(39.1)	(190.5)
Balance as of September 30, 2020	6,724.6	(729.3)	239.0	6,156.8	(790.3)	11,600.8	1,335.5	12,936.3	3,450.1	16,386.4
(1)    Includes multiple voting shares with a carrying value of $3.8 at January 1, 2020, September 30, 2020, January 1, 2021 and September 30, 2021.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2021 and 2020
(unaudited - US$ millions)

		Third quarter		First nine months
	Notes	2021	2020	2021	2020
Operating activities
Net earnings (loss)		576.1	41.8	2,678.9	(921.0)
Depreciation, amortization and impairment charges	18	219.9	160.2	582.5	551.9
Net bond premium (discount) amortization		19.1	(3.7)	34.8	(25.3)
Amortization of share-based payment awards		24.6	21.6	75.6	65.6
Share of (profit) loss of associates	6	(227.3)	(50.8)	(347.0)	177.5
Deferred income taxes	13	42.8	(47.3)	296.7	(207.0)
Net (gains) losses on investments	5, 15	(373.2)	27.2	(2,500.6)	925.0
Gain on sale and consolidation of insurance subsidiaries		(134.9)	—	(246.9)	(117.1)
Loss on redemptions of borrowings	10	—	—	45.7	—
Net (increase) decrease in fair value of investment property	5	(1.4)	0.1	(6.2)	(2.3)
Net (purchases) sales of securities classified at FVTPL	19	2,356.1	(846.3)	2,210.7	(1,698.1)
Changes in operating assets and liabilities		1,205.3	1,009.5	2,585.0	1,585.2
Cash provided by operating activities		3,707.1	312.3	5,409.2	334.4

Investing activities
Sales of investments in associates	6	546.4	74.4	607.5	106.4
Purchases of investments in associates	6	(84.7)	(2.2)	(140.9)	(15.6)
Net purchases of premises and equipment and intangible assets		(91.2)	(86.9)	(248.4)	(226.3)
Net purchases of investment property	5	(22.3)	(0.1)	(23.8)	(2.2)
Purchases of subsidiaries, net of cash acquired	15	1,276.5	—	1,283.9	—
Proceeds from sale of insurance subsidiaries, net of cash divested		—	—	85.4	221.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested		17.6	—	186.8	—
Decrease in restricted cash for purchase of subsidiary		26.0	—	—	—
Cash provided by (used in) investing activities		1,668.3	(14.8)	1,750.5	84.0

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		—	—	1,250.0	645.0
Repayments		—	—	(806.4)	(0.2)
Net borrowings (repayments) on holding company credit facility		(500.0)	(270.0)	(700.0)	700.0
Net borrowings (repayments) on other revolving credit facilities		(149.3)	42.0	(89.3)	42.0
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		7.5	18.1	472.7	74.9
Repayments		(8.2)	(20.6)	(569.4)	(61.4)
Net borrowings (repayments) on revolving credit facilities and short term loans		(39.8)	(132.1)	(184.3)	74.6
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(15.8)	(15.8)	(48.3)	(46.9)
Principal payments on lease liabilities - non-insurance companies		(41.4)	(42.6)	(119.5)	(123.9)
Subordinate voting shares:	11
Purchases for treasury		(23.8)	(12.1)	(114.6)	(132.3)
Purchases for cancellation		—	(19.9)	(57.2)	(86.9)
Common share dividends		—	—	(272.1)	(275.7)
Preferred share dividends		(11.0)	(11.0)	(33.5)	(32.9)
Subsidiary shares:	11
Issuances to non-controlling interests, net of issuance costs		277.6	—	594.6	—
Purchases of non-controlling interests		(151.1)	(223.0)	(202.9)	(244.6)
Sales to non-controlling interests		129.2	—	129.2	—
Dividends paid to non-controlling interests		(8.5)	(5.1)	(152.2)	(158.2)
Cash provided by (used in) financing activities		(534.6)	(692.1)	(903.2)	373.5
Increase (decrease) in cash and cash equivalents		4,840.8	(394.6)	6,256.5	791.9
Cash and cash equivalents – beginning of period		5,900.9	4,975.3	4,467.1	3,863.3
Foreign currency translation		(70.9)	52.3	(52.8)	(22.2)
Cash and cash equivalents – end of period	19	10,670.8	4,633.0	10,670.8	4,633.0
See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and nine months ended September 30, 2021 and 2020
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three and nine months ended September 30, 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB. These interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value, and an investment in associate held for sale that has been measured at the lower of carrying value and fair value less costs to sell.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on November 4, 2021.
3.    Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2020, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
Life Insurance Contracts
The company, through Eurolife (which was consolidated on July 14, 2021 as described in note 15), writes life, disability, accident, health and critical illness insurance in addition to offering life annuities and insurance related investment products, both on an individual and group basis. Premiums for most life insurance contracts are generally recognized as revenue when due. Establishing the provision for policy benefits requires significant judgment as disclosed in note 4. The provision for policy benefits is calculated in compliance with local regulatory requirements and IFRS using actuarial principles consistent with those applied where life insurance policies are written. The provision for policy benefits is determined based on the discounting of projected future cash flows of claims and premiums using significant assumptions for mortality, morbidity, discount rates, investment returns, inflation, and future expenses. These assumptions can vary by contract type and reflect current and expected future experience and are based on assumptions that represent the best estimates to settle outstanding claims, estimated future benefits and expenses on in-force insurance contracts. The main sources of uncertainty of the above mentioned assumptions are policyholder behaviour, epidemics and wide-ranging lifestyle changes such as smoking, eating, and exercise habits which could result in future mortality and morbidity being adversely affected.

New accounting pronouncements adopted in 2021

Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
On August 27, 2020 the IASB issued amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases to address financial statement impacts and practical expedients when an existing interest rate benchmark such as LIBOR is replaced with an alternative reference rate. Retrospective adoption of these amendments on January 1, 2021 did not have a significant impact on the company’s consolidated financial statements.
COVID-19-related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)
On March 31, 2021 the IASB issued an amendment to IFRS 16 Leases to extend by one year the optional practical expedient for lessees so that rent concessions received as a direct consequence of the COVID-19 pandemic do not have to be accounted for as lease modifications under IFRS 16 for affected lease payments due on or before June 30, 2022. Retrospective early adoption of this amendment on March 31, 2021 did not have a significant impact on the company’s consolidated financial statements.

Configuration or Customization Costs in a Cloud Computing Arrangement (IAS 38 Intangible Assets)
In April 2021 the IASB ratified an agenda decision by the IFRS Interpretations Committee that clarifies the accounting for configuration and customization costs incurred in a Software as a Service (“SaaS”) arrangement. The agenda decision provides guidance on assessing whether costs incurred can be capitalized as an intangible asset and timing of expense recognition. Adoption of this agenda decision did not have a significant impact on the company’s consolidated financial statements.

New accounting pronouncements issued but not yet effective

The IASB issued the following amendments in 2021 and 2020 which the company does not expect to adopt in advance of their respective effective dates: Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), Reference to the Conceptual Framework (Amendments to IFRS 3) and Annual Improvements to IFRS Standards 2018–2020, effective January 1, 2022; and Classification of Liabilities as Current or Non-current (Amendments to IAS 1), Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) and Definition of Accounting Estimates (Amendments to IAS 8) effective January 1, 2023. The company is currently evaluating the expected impact of these pronouncements on its consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
On May 7, 2021 the IASB issued amendments to IAS 12 Income Taxes to clarify how companies account for deferred tax on transactions that give rise to equal taxable and deductible temporary differences, such as lease transactions under IFRS 16 Leases that require recognition of a lease liability and a corresponding right-of-use asset at the commencement date of a lease. The amendments preclude the use of the initial recognition exemption on such transactions and are effective for annual periods beginning on or after January 1, 2023 with early application permitted. Upon adoption, the amendments require the deferred tax asset and liability on temporary differences associated with lease balances to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect of initially applying the amendments recorded as an adjustment to opening equity. The company is currently evaluating the expected impact of these amendments on its consolidated financial statements.

IFRS 17 Insurance Contracts ("IFRS 17")
On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contracts using current estimates of discounted fulfillment cash flows, including the discounting of loss reserves using one of three measurement models. On June 25, 2020 the IASB issued amendments to IFRS 17 that included targeted improvements and the deferral of the effective date to January 1, 2023. The standard must be applied retrospectively with restatement of comparatives unless impracticable. The company’s adoption of IFRS 17 continues to focus on implementing information technology systems to conduct a parallel run in 2022 and on evaluating the impact that IFRS 17 will have on the consolidated financial statements.

4.    Critical Accounting Estimates and Judgments
In these interim consolidated financial statements management has made a number of critical estimates and judgments in the preparation of notes 5, 6, 8, 13, 14 and 15 in a manner consistent with those described in the company's annual consolidated financial statements for the year ended December 31, 2020, except as described below. The broad effects of the ongoing COVID-19 pandemic on the company are described in note 16.
    Provision for losses and loss adjustment expenses

Life insurance - Provisions for policy benefits are estimated based on accepted actuarial practices in the jurisdictions where life insurance policies are written. Those actuarial practices are designed to ensure the company establishes an appropriate reserve on its consolidated balance sheet to cover insured losses and related claims expenses. The assumptions underlying the estimation of the provision for policy benefits are regularly reviewed and updated by the company to reflect recent and emerging trends.

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates, investment in associate held for sale and other invested assets.

	September 30, 2021	December 31, 2020
Holding company
Cash and cash equivalents(1)	667.3	280.0
Short term investments	92.3	159.2
Bonds	328.1	457.2
Preferred stocks	14.0	4.7
Common stocks(2)	151.9	123.7
Derivatives (note 7)	164.2	147.9
	1,417.8	1,172.7
Assets pledged for derivative obligations:
Cash and cash equivalents(1)	15.6	—
Short term investments	109.9	79.5
	125.5	79.5

Holding company cash and investments as presented on the consolidated balance sheet	1,543.3	1,252.2
Derivative obligations (note 7)	(53.7)	(22.8)
	1,489.6	1,229.4
Portfolio investments
Cash and cash equivalents(1)(4)	10,843.1	4,886.5
Short term investments(4)	7,618.0	8,311.3
Bonds(4)	16,656.4	15,734.6
Preferred stocks	1,733.2	605.2
Common stocks(2)(4)	5,481.5	4,599.1
Investments in associates (note 6)(4)	4,792.7	4,381.8
Investment in associate held for sale (note 6)	—	729.5
Derivatives (note 7)	281.7	234.8
Other invested assets(3)	698.6	577.6
	48,105.2	40,060.4
Assets pledged for derivative obligations:
Short term investments	101.0	113.9
Bonds	—	82.5
	101.0	196.4
Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	125.3	90.2
Short term investments	6.3	—
Bonds	154.5	21.0
Common stocks	459.4	412.3
Investments in associates (note 6)	1,310.0	1,328.3
	2,055.5	1,851.8

Portfolio investments as presented on the consolidated balance sheet	50,261.7	42,108.6
Derivative obligations (note 7)	(106.3)	(166.6)
	50,155.4	41,942.0

Total investments, net of derivative obligations	51,645.0	43,171.4
(1)    Includes aggregate restricted cash and cash equivalents at September 30, 2021 of $980.5 (December 31, 2020 - $789.6). See note 19.
(2)    Includes aggregate investments in limited partnerships with a carrying value at September 30, 2021 of $1,895.8 (December 31, 2020 - $1,935.9).
(3)    Comprised primarily of investment property.
(4)    Presented below are portfolio investments held by Eurolife to support its life insurance operations that are included in the table above. Eurolife was consolidated on July 14, 2021 as described in note 15.

	September 30, 2021	December 31, 2020
Eurolife life insurance portfolio investments
Cash and cash equivalents(1)	832.0	—
Short term investments	823.7	—
Bonds	1,449.4	—
Common stocks	145.6	—
Investments in associates (note 6)	147.0	—
	3,397.7	—

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At September 30, 2021 bonds containing call, put and both call and put features represented $6,763.3, $82.7 and $474.3 respectively (December 31, 2020 - $7,155.0, $1.3 and $1,075.8) of the total fair value of bonds. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at September 30, 2021 of $587.6 (December 31, 2020 - $330.8) that economically hedge the company's exposure to interest rate risk as described in note 7. The increase in the company's holdings of bonds due in 1 year or less was primarily due to net purchases of first mortgage loans of $501.0 and an investment in Mosaic Capital 25-year debentures as described in note 15. The decrease in the company's holdings of bonds due after 1 year through 5 years was primarily due to net sales of short to mid-dated high quality corporate bonds for net proceeds of $1,643.8, the exchange of Seaspan Corporation debentures for Atlas Corp. preferred shares and redemption of the remaining Seaspan Corporation debentures as described in note 6, partially offset by net purchases of India government bonds of $1,225.6 that also increased the holdings of bonds due after 5 years through 10 years. The increase in the company's holdings of bonds due after 5 years through 10 years and bonds due after 10 years was primarily due to the consolidation of the bond portfolio of Eurolife as described in note 15.

	September 30, 2021		December 31, 2020
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less	5,983.7	5,921.5	4,968.1	4,935.3
Due after 1 year through 5 years	8,062.8	8,548.2	9,378.4	10,096.9
Due after 5 years through 10 years	1,416.4	1,432.9	654.2	718.5
Due after 10 years	1,103.4	1,236.4	419.2	544.6
	16,566.3	17,139.0	15,419.9	16,295.3
(1)    Includes bonds held by the holding company and Fairfax India.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	September 30, 2021				December 31, 2020
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents(1)	11,651.3	—	—	11,651.3	5,256.7	—	—	5,256.7

Short term investments:
Canadian government	79.3	—	—	79.3	638.1	—	—	638.1
Canadian provincials	777.4	—	—	777.4	1,002.9	—	—	1,002.9
U.S. treasury	5,542.7	—	—	5,542.7	6,343.3	—	—	6,343.3
Other government	219.1	1,033.5	—	1,252.6	266.7	234.9	—	501.6
Corporate and other	—	275.5	—	275.5	—	178.0	—	178.0
	6,618.5	1,309.0	—	7,927.5	8,251.0	412.9	—	8,663.9
Bonds:
Canadian government	—	22.8	—	22.8	—	16.5	—	16.5
Canadian provincials	—	55.0	—	55.0	—	49.9	—	49.9
U.S. treasury	—	2,868.9	—	2,868.9	—	3,058.4	—	3,058.4
U.S. states and municipalities	—	383.2	—	383.2	—	378.2	—	378.2
Other government	—	3,698.9	—	3,698.9	—	944.0	—	944.0
Corporate and other(2)	—	7,463.0	2,647.2	10,110.2	—	10,074.1	1,774.2	11,848.3
	—	14,491.8	2,647.2	17,139.0	—	14,521.1	1,774.2	16,295.3
Preferred stocks:
Canadian	—	16.0	92.5	108.5	—	12.2	93.0	105.2
U.S.	—	—	40.6	40.6	—	—	17.0	17.0
Other(3)	10.8	288.0	1,299.3	1,598.1	10.3	—	477.4	487.7
	10.8	304.0	1,432.4	1,747.2	10.3	12.2	587.4	609.9
Common stocks:
Canadian	1,187.1	173.6	288.3	1,649.0	802.5	108.7	181.5	1,092.7
U.S.	564.8	36.3	1,138.3	1,739.4	485.1	32.0	998.8	1,515.9
Other	1,562.9	268.6	872.9	2,704.4	1,250.8	338.4	937.3	2,526.5
	3,314.8	478.5	2,299.5	6,092.8	2,538.4	479.1	2,117.6	5,135.1

Derivatives and other invested assets	—	96.1	1,048.4	1,144.5	—	237.4	722.9	960.3

Derivative obligations (note 7)	—	(107.6)	(52.4)	(160.0)	—	(164.1)	(25.3)	(189.4)

Holding company cash and investments and portfolio investments measured at fair value	21,595.4	16,571.8	7,375.1	45,542.3	16,056.4	15,498.6	5,176.8	36,731.8

	47.4%	36.4%	16.2%	100.0%	43.7%	42.2%	14.1%	100.0%

Investments in associates (note 6)(4)	4,455.0	23.7	3,755.2	8,233.9	3,073.8	17.7	4,059.8	7,151.3
(1)    Includes restricted cash and cash equivalents at September 30, 2021 of $980.5 (December 31, 2020 - $789.6). See note 19.
(2)    Included in Level 3 are the company's investments in first mortgage loans at September 30, 2021 of $1,336.7 (December 31, 2020 - $775.4) secured by real estate primarily in the U.S., Europe and Canada.
(3)    Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited ("Digit"), which are described on the next page. The company also holds a 49.0% equity accounted interest in Digit as described in note 6.
(4)    The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting. Also included is the fair value of RiverStone Barbados which was held for sale at December 31, 2020 and subsequently sold on August 23, 2021 as described in note 15.
There were no significant changes to the valuation techniques and processes used at September 30, 2021 compared to those described in the Summary of Significant Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2020, other than for the Digit compulsory convertible preferred shares as described on the next page.

Certain limited partnerships included in common stocks in the table above are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the nine months ended September 30, 2021 and 2020 there were no significant transfers of financial instruments between Level 1 and Level 2, and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

	2021
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,774.2	587.4	1,766.9	110.8	239.9	697.6	5,176.8
Net realized and unrealized gains (losses) included in the consolidated statement of earnings(2)	110.4	819.9	421.5	(4.9)	49.5	195.6	1,592.0
Purchases(3)(4)	822.2	32.0	106.9	—	214.1	97.0	1,272.2
Acquisitions of subsidiaries (note 15)	47.5	—	—	—	—	27.4	74.9
Transfer into category(5)	139.6	—	—	—	10.9	—	150.5
Sales and distributions	(247.4)	(7.2)	(494.1)	(6.0)	(1.7)	(17.9)	(774.3)
Transfer out of category	—	—	(102.0)	—	(10.7)	—	(112.7)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	0.7	0.3	(0.2)	—	(1.4)	(3.7)	(4.3)
Balance - September 30	2,647.2	1,432.4	1,699.0	99.9	500.6	996.0	7,375.1

	2020
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,420.1	569.2	1,846.7	129.2	205.6	764.3	4,935.1
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(34.6)	(19.0)	(47.2)	1.5	12.3	(149.9)	(236.9)
Purchases	856.1	20.7	186.5	—	4.3	50.2	1,117.8
Sales and distributions	(467.1)	—	(349.4)	(18.8)	(7.2)	(6.2)	(848.7)
Transfer out of category(6)	(149.3)	—	(22.2)	—	—	—	(171.5)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	(9.5)	(1.2)	(4.7)	(1.5)	(2.0)	(9.4)	(28.3)
Assets held for sale (note 15)	(146.6)	—	—	—	—	(0.7)	(147.3)
Balance - September 30	1,469.1	569.7	1,609.7	110.4	213.0	648.3	4,620.2
(1)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)    During June 2021 the company's associate Go Digit Infoworks Services Private Limited ("Digit") entered into agreements with certain third party investors whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") will raise approximately $200 (14.9 billion Indian rupees) of new equity shares, valuing Digit Insurance at approximately $3.5 billion (259.5 billion Indian rupees) (the "transaction fair value"). The transactions are subject to customary closing conditions and regulatory approval, and are expected to close in the fourth quarter of 2021. The company estimated the fair value of Digit at September 30, 2021 using a probability weighted valuation model, attributing 35% weighting to the fair value determined through an internal discounted cash flow analysis and 65% weighting to the risk-adjusted transaction fair value, which resulted in the company recording a net unrealized gain of $822.0 (inclusive of foreign exchange losses of $16.3) in the first nine months of 2021 on its investment in Digit compulsory convertible preferred shares. Increasing (decreasing) the weighting of the transaction fair value by 5% would increase (decrease) the net unrealized gain by $62.3 ($62.3). The company also holds a 49.0% equity accounted interest in Digit as described in note 6.
(3)    Common shares include non-voting shares of the RiverStone Barbados holding company as described in note 15.
(4)    Derivatives and other invested assets include a monthly royalty on future revenues of Toys "R" Us Canada as described in note 15.
(5)    Private placement debt securities include Mosaic Capital 25-year debentures as described in note 15.
(6)    On July 1, 2020 the company commenced consolidating Farmers Edge, which included the elimination of its investment in Farmers Edge convertible debentures.

Net gains (losses) on investments

	Third quarter
	2021						2020
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments

Bonds	37.8	(1)	(191.2)	(1)	(153.4)		3.9		69.4	73.3
Preferred stocks	—		395.1	(2)	395.1		—		8.8	8.8
Common stocks	199.6		(37.4)		162.2		(14.4)		127.1	112.7
	237.4		166.5		403.9		(10.5)		205.3	194.8
Derivatives:
Equity total return swaps - short positions	—		—		—		(152.9)	(3)	(15.3)	(168.2)
Equity total return swaps - long positions	(102.1)	(3)	(11.5)		(113.6)		48.9	(3)	(58.6)	(9.7)
Equity warrants and options	2.9		1.9		4.8		—		24.5	24.5
CPI-linked derivatives	(39.9)		41.1		1.2		(42.2)		33.9	(8.3)
U.S. treasury bond forwards	(8.0)		5.2		(2.8)		(54.2)		53.0	(1.2)
Other	30.6		(22.5)	(4)	8.1		3.5		(0.3)	3.2
	(116.5)		14.2		(102.3)		(196.9)		37.2	(159.7)
Foreign currency net gains (losses) on:
Investing activities	(7.4)		(40.8)		(48.2)	(5)	0.9		73.3	74.2	(5)
Underwriting activities	(3.0)		—		(3.0)		(1.9)		—	(1.9)
Foreign currency contracts	(7.1)		28.9		21.8		31.0		(19.8)	11.2
	(17.5)		(11.9)		(29.4)		30.0		53.5	83.5

Disposition of associates	5.0		—		5.0		21.4	(9)	—	21.4

Non-insurance subsidiaries held for sale or deconsolidated	92.1	(6)(7)	—		92.1		—		(164.0)	(164.0)	(10)

Other	115.0		(109.7)		5.3		(8.8)		5.5	(3.3)

Net gains (losses) on investments	315.5		59.1		374.6		(164.8)		137.5	(27.3)

	First nine months
	2021						2020
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)(11)		Net change in unrealized gains (losses)	Net gains (losses) on investments

Bonds	211.6	(1)	(252.8)	(1)	(41.2)		140.4		330.5	470.9
Preferred stocks	0.7		839.4	(2)	840.1		—		(0.9)	(0.9)
Common stocks	382.3		785.7		1,168.0		224.6		(831.6)	(607.0)
	594.6		1,372.3		1,966.9		365.0		(502.0)	(137.0)
Derivatives:
Equity total return swaps - short positions	—		—		—		(438.1)	(3)	47.5	(390.6)
Equity total return swaps - long positions	391.3	(3)	(121.6)		269.7		80.8	(3)	(41.8)	39.0
Equity warrants and options	15.8		114.3		130.1		—		(111.3)	(111.3)
CPI-linked derivatives	(108.6)		111.9		3.3		(275.5)		275.8	0.3
U.S. treasury bond forwards	21.1		(1.9)		19.2		(109.3)		(1.4)	(110.7)
Other	(39.5)		104.1	(4)	64.6		18.1		(51.5)	(33.4)
	280.1		206.8		486.9		(724.0)		117.3	(606.7)
Foreign currency net gains (losses) on:
Investing activities	3.8		(104.7)		(100.9)	(5)	(51.6)		43.3	(8.3)	(5)
Underwriting activities	18.9		—		18.9		1.5		—	1.5
Foreign currency contracts	(43.0)		33.7		(9.3)		(10.5)		(5.5)	(16.0)
	(20.3)		(71.0)		(91.3)		(60.6)		37.8	(22.8)

Disposition of associates	14.7		—		14.7		14.6	(9)(12)	—	14.6

Non-insurance subsidiaries held for sale or deconsolidated	190.0	(6)(7)(8)	—		190.0		—		(164.0)	(164.0)	(10)

Other	109.4		(169.8)		(60.4)		(17.2)		10.4	(6.8)

Net gains (losses) on investments	1,168.5		1,338.3		2,506.8		(422.2)		(500.5)	(922.7)
(1)     Includes the derecognition of Seaspan Corporation debentures that were exchanged for Atlas Corp. preferred shares and Seaspan Corporation debentures that were redeemed as described in note 6.
(2)     Includes net unrealized gains of $399.6 and $838.3 in the third quarter and first nine months of 2021 on Digit compulsory convertible preferred shares described on the previous page.
(3)     Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.
(4)    Includes net unrealized losses of $8.6 and net unrealized gains of $50.0 in the third quarter and first nine months of 2021 related to Asset Value Loan Notes ("AVLNs") entered into with RiverStone Barbados as described in note 15.
(5)    Foreign currency net losses on investing activities in the third quarter and first nine months of 2021 primarily related to the strengthening of the U.S. dollar relative to the euro and the Indian rupee. Foreign currency net gains on investing activities in the third quarter of 2020 primarily related to the strengthening of the Canadian dollar and euro relative to the U.S. dollar. Foreign currency net losses on investing activities in the first nine months of 2020 primarily related to strengthening of the U.S. dollar relative to the Canadian dollar, Indian rupee and British pound.
(6)    On August 19, 2021 the company sold the operations of Toys "R" Us Canada and recorded a net realized gain of $85.7 as described in note 15.
(7)    On August 5, 2021 Mosaic Capital was privatized with a third party purchaser and deconsolidated by the company as described in note 15.

(8)    On April 29, 2021 Fairfax India completed the sale of Privi and recorded a net realized gain of $94.9 as described in note 15.
(9)    On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3.
(10)    Pursuant to a proposed transaction on July 10, 2020 Fairfax Africa was classified as held for sale on September 30, 2020 which resulted in a non-cash loss of $164.0.
(11)    Amounts recorded in net realized gains (losses) in the first nine months of 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of European Run-off on March 31, 2020.
(12)    On February 28, 2020 the company sold its investment in APR Energy to Atlas Corp. in an all-stock transaction.

6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

							Share of profit (loss)
	September 30, 2021			December 31, 2020			Third quarter		First nine months
	Ownership(a)	Fair value(b)	Carrying value	Ownership(a)	Fair value(b)	Carrying value	2021	2020	2021	2020
Insurance and reinsurance
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")(1)	—	—	—	50.0%	457.9	336.2	—	(6.7)	14.3	(15.6)
Go Digit Infoworks Services Private Limited ("Digit")(2)	49.0%	328.9	53.1	49.0%	120.5	41.8	0.1	7.3	2.8	10.1
RiverStone (Barbados) Ltd. ("RiverStone Barbados"), held for sale(3)	—	—	—	60.0%	729.5	729.5	—	13.7	—	80.3
All other(4)(5)	—	562.1	558.9	—	233.6	197.2	44.3	4.5	49.9	(10.0)
		891.0	612.0		1,541.5	1,304.7	44.4	18.8	67.0	64.8
Non-insurance(6)
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")(7)	32.2%	1,119.8	1,302.2	30.5%	799.9	1,166.3	43.3	30.3	142.4	6.2
Atlas Corp. ("Atlas")(8)	36.6%	1,378.2	877.6	36.7%	978.9	900.1	20.3	19.4	7.4	97.6
Bangalore International Airport Limited ("Bangalore Airport")(9)	54.0%	1,374.3	597.5	54.0%	1,396.1	642.4	(12.9)	(16.8)	(35.2)	(18.9)
Quess Corp Limited ("Quess")	31.1%	567.1	509.2	33.2%	366.8	558.9	1.0	0.4	(2.0)	(125.7)
Other(10)	—	2,903.5	2,204.2	—	2,068.1	1,867.2	131.2	(1.3)	167.4	(201.5)
		7,342.9	5,490.7		5,609.8	5,134.9	182.9	32.0	280.0	(242.3)
		8,233.9	6,102.7		7,151.3	6,439.6	227.3	50.8	347.0	(177.5)
As presented on the consolidated balance sheet:
Investments in associates		5,525.4	4,792.7		4,154.3	4,381.8
Investment in associate held for sale		—	—		729.5	729.5
Fairfax India investments in associates		2,708.5	1,310.0		2,267.5	1,328.3
		8,233.9	6,102.7		7,151.3	6,439.6
(a)    Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)    See note 5 for fair value hierarchy information.
(1)    On July 14, 2021 the company increased its interest in Eurolife to 80.0% and commenced consolidating Eurolife as described in note 15.
(2)    The company's 49.0% equity interest in Digit is comprised of a 45.3% interest in Digit common shares and a 3.7% interest through Digit compulsory convertible preferred shares that are considered in-substance equity. Foreign direct ownership in the insurance sector in India is limited to 49.0% and as a result the remainder of the company's investment in Digit compulsory convertible preferred shares is recorded at FVTPL. The company estimated the fair value of its 49.0% equity accounted interest in Digit at September 30, 2021 to be $328.9 (December 31, 2020 - $120.5) using a probability weighted valuation model as described in note 5. The company anticipates it will consolidate Digit when the company receives regulatory approvals to increase its equity interest in Digit above 49.0% to a controlling interest.
(3)    On August 23, 2021 the company completed the sale of RiverStone Barbados as described in note 15.
(4)    On February 8, 2021 the company entered into an arrangement to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados as described in note 15 and subsequently commenced applying the equity method of accounting to its interest in Gulf Insurance Group K.S.C.P. ("Gulf Insurance") pursuant to that arrangement.
(5)    On June 17, 2021 the company increased its equity interest in Singapore Re from 28.2% to 94.0% and commenced consolidating Singapore Re as described in note 15.
(6)    During the third quarter and first nine months of 2021 the company recognized distributions and dividends of $15.9 and $85.1 (2020 - $33.3 and $64.4) from its non-insurance associates and joint ventures.
(7)    At September 30, 2021 the carrying value of the company's investment in Eurobank exceeded its fair value as determined by the market price of Eurobank shares. The company performed a value-in-use analysis based on multi-year free cash flow projections with an assumed after-tax discount rate of 9.9% (December 31, 2020 - 9.5%) and a long term growth rate of 1.5% (December 31, 2020 - 1.5%) which resulted in a recoverable amount that represented approximately 108% of carrying value (December 31, 2020 - approximately 108%). Increasing (decreasing) the discount rate by 0.5% and decreasing (increasing) the long term growth rate by 0.25% in the value-in-use analysis would decrease (increase) the recoverable amount to approximately 103% (113%) of carrying value.

(8)    On June 11, 2021 the company entered into an exchange and amendment transaction with Atlas in relation to its investment in $575.0 principal amount of debentures issued by Seaspan Corporation ("Seaspan"), an operating subsidiary of Atlas, whereby the company exchanged $288.0 principal amount of those Seaspan debentures for newly-issued Atlas Series J preferred shares and equity warrants with an exercise price of $13.71 per share. The terms of the remaining Seaspan debentures were amended to primarily remove the company's mandatory put rights and discharge all outstanding guarantees and liens on collateral. The company derecognized the Seaspan debentures that were exchanged and recorded its investment in the Atlas preferred shares and warrants as preferred stocks and derivatives respectively on the consolidated balance sheet. On August 23, 2021 Atlas redeemed the remaining $287.0 principal amount of the Seaspan debentures.
(9)    On September 16, 2021 Fairfax India transferred 43.6% of its 54.0% equity interest in Bangalore Airport to Anchorage Infrastructure Investments Holdings Limited ("Anchorage"), its wholly-owned holding company for investments in the airport sector of India, and sold an 11.5% equity interest in Anchorage for gross proceeds of $129.2 (9.5 billion Indian rupees). Upon closing Fairfax India recorded a non-controlling interest in Anchorage and continued to equity account for its consolidated 54.0% equity interest in Bangalore Airport.
(10)    On March 31, 2021 the company invested $100.0 in $100.0 principal amount of Helios Fairfax Partners Corporation ("HFP") 3.0% unsecured debentures and warrants to purchase 3 million HFP subordinate voting shares exercisable at $4.90 per share any time prior to the fifth anniversary of closing. The debentures will mature on the third anniversary of closing or, at the company’s option, on either the first or second anniversary. At redemption or maturity, if the fair value of certain Fairfax Africa legacy investments held by HFP are below their fair value at June 30, 2020 of $102.6, the redemption price of the debentures will be reduced by that difference. The company recorded the debentures at their fair value of $78.0 and recorded the balance of $22.0 as an addition to its equity accounted investment in HFP.

7.    Derivatives
The following table summarizes the company’s derivative financial instruments:

	September 30, 2021				December 31, 2020
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity contracts:
Equity total return swaps – long positions	1,059.6	—	24.7	20.1	1,788.3	—	144.3	18.0
Equity warrants and options(1)	622.8	115.1	275.5	0.1	626.9	102.4	133.2	0.4
RiverStone Barbados AVLNs (note 15)	1,208.3	—	50.0	—	—	—	—	—
CPI-linked derivative contracts	62,247.8	237.2	0.1	—	74,906.0	347.5	2.8	—
U.S. treasury bond forward contracts	587.6	—	2.9	1.7	330.8	—	3.1	—
Foreign currency forward and swap contracts	—	—	43.0	78.2	—	—	66.4	136.0
Foreign currency options	—	—	—	—	—	53.7	5.8	—
Other derivative contracts	—	26.4	49.7	59.9	—	25.6	27.1	35.0
Total			445.9	160.0			382.7	189.4
(1)    Includes the company’s investment in Atlas warrants with a fair value at September 30, 2021 of $229.5 (December 31, 2020 – $110.5).
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.

Equity contracts
Equity total return swaps - long positions
During the first nine months of 2021 the company entered into $753.6 notional amounts of long equity total return swaps for investment purposes, which included long equity total return swaps on 969,460 Fairfax subordinate voting shares with original notional amounts of $403.3 (Cdn$508.5) or approximately $416.03 (Cdn$524.47) per share. During the third quarter of 2021 the company did not enter into any long equity total return swaps for investment purposes. At September 30, 2021 the company held long equity total return swaps for investment purposes with an original notional amount of $1,116.6 (December 31, 2020 - $1,746.2), which included an aggregate of 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 (Cdn$935.0) or approximately $372.96 (Cdn$476.03) per share.
During the third quarter and first nine months of 2021 the company paid net cash of $102.1 and received net cash of $391.3 (2020 - received net cash of $48.9 and $80.8) in connection with the closures and reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During the third quarter and first nine months of 2021 the company closed out $1,273.6 and $1,759.0 notional amount of its long equity total return swaps and recorded net realized gains on investments of $172.1 and $375.6. During the third quarter and first nine months of 2020, the company closed out $212.7 and $464.7 notional amounts of its long equity total return swaps and recorded net realized gains on investments of $52.9 and $122.3.
Equity total return swaps - short positions
The company has held short equity total return swaps for investment purposes from time to time, but no longer held any at September 30, 2021 (December 31, 2020 - nil). These contracts provided a return which was inverse to changes in the fair values of the underlying individual equities. During the third quarter of 2021 and 2020 the company did not initiate or close out any short equity total return swaps. During the third quarter and first nine months of 2020 the company paid net cash of $152.9 and $438.1 in connection with the reset provisions of its short equity total return swaps (excluding the impact of collateral requirements). During the first nine months of 2020 the company closed out $494.6 notional amount of its short equity total return swaps and recorded net losses on investments of $176.7 (realized losses of $327.3, of which $150.6 was recorded as unrealized losses in prior years).
Collateral deposits on derivative contracts
At September 30, 2021 the aggregate fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for derivative obligations was $226.5 (December 31, 2020 - $275.9), comprised of collateral of $20.2 (December 31, 2020 - $226.4) required to be deposited to enter into such derivative contracts (principally related to total return swaps), and collateral of $206.3 (December 31, 2020 - $49.5) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
U.S. treasury bond forward contracts
To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $587.6 at September 30, 2021 (December 31, 2020 - $330.8). These contracts have an average term to maturity of less than three months and may be renewed at market rates. The company’s U.S treasury bond forward contracts produced net losses on investments of $2.8 and net gains on investments of $19.2 in the third quarter and first nine months of 2021 (2020 - net losses of $1.2 and $110.7).
Hedge of net investment in Canadian subsidiaries
On March 29, 2021 the company used the net proceeds from its issuance of $671.6 (Cdn$850.0) principal amount of unsecured senior notes due 2031 to redeem its unsecured senior notes with aggregate principal amount of $670.6 (Cdn$846.0) due 2022 and 2023. Contemporaneously with the redemptions, the company designated the carrying value of its $671.6 (Cdn$850.0) principal amount of unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries. See note 10 for details.

8.    Insurance Contract Liabilities

	September 30, 2021			December 31, 2020
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	9,973.6	2,256.6	7,717.0	8,397.5	1,899.1	6,498.4
Provision for losses and loss adjustment expenses	33,678.0	8,471.0	25,207.0	30,809.3	7,947.3	22,862.0
Property and casualty insurance contract liabilities	43,651.6	10,727.6	32,924.0	39,206.8	9,846.4	29,360.4
Provision for life policy benefits(1)	2,558.9	1.7	2,557.2	—	—	—
Insurance contract liabilities	46,210.5	10,729.3	35,481.2	39,206.8	9,846.4	29,360.4
(1)    Eurolife was consolidated on July 14, 2021 as described in note 15.
Provision for losses and loss adjustment expenses, gross
Changes in the property and casualty provision for losses and loss adjustment expenses for the first nine months ended September 30 were as follows:

	2021	2020
Provision for losses and loss adjustment expenses – January 1	30,809.3	28,500.2
Decrease in estimated losses and expenses for claims occurring in the prior years	(210.5)	(218.7)
Losses and expenses for claims occurring in the current year(1)	10,475.6	8,734.5
Paid on claims occurring during:
the current year	(1,711.8)	(1,575.9)
the prior years	(5,643.9)	(5,770.9)
Acquisitions of subsidiaries (note 15)	297.3	—
Divestiture of subsidiary	(18.7)	—
Foreign exchange effect and other	(319.3)	168.0
Provision for losses and loss adjustment expenses – September 30	33,678.0	29,837.2
(1)    Excludes European Run-off's losses and loss adjustment expenses of $196.9 during the first quarter of 2020 (which includes the effects of two transactions whereby European Run-off assumed net insurance contract liabilities of $280.2 for consideration of $289.8) as the liabilities of European Run-off were included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020. See note 8 in the 2020 Annual Report for details.

Provision for life policy benefits
Changes in the provision for life policy benefits for the first nine months ended September 30 were as follows:

	2021	2020
Provision for life policy benefits – January 1	—	—
Acquisition of subsidiary (note 15)	2,638.5	—
New business and renewals	12.9	—
Surrenders, lapses, maturities and deaths	(32.3)	—
Foreign exchange effect and other	(60.2)	—
Provision for life policy benefits – September 30	2,558.9	—

9.    Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	September 30, 2021			December 31, 2020
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	8,498.6	(25.9)	8,472.7	7,971.7	(24.4)	7,947.3
Reinsurers’ share of paid losses	1,141.7	(132.6)	1,009.1	818.0	(131.2)	686.8
Provision for unearned premiums	2,256.6	—	2,256.6	1,899.1	—	1,899.1
	11,896.9	(158.5)	11,738.4	10,688.8	(155.6)	10,533.2
Included in commissions, net in the consolidated statement of earnings for the third quarter and first nine months of 2021 is commission income earned on premiums ceded to reinsurers of $270.4 and $732.0 (2020 - $218.8 and $588.4).

10.    Borrowings

	September 30, 2021			December 31, 2020
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)
Holding company	5,480.2	5,431.6	6,023.3	5,613.0	5,580.6	6,167.4
Insurance and reinsurance companies	819.2	826.5	860.4	1,025.2	1,033.4	1,067.4
Non-insurance companies(3)	1,704.8	1,694.5	1,698.5	2,210.8	2,200.0	2,202.6
Total borrowings	8,004.2	7,952.6	8,582.2	8,849.0	8,814.0	9,437.4
(1)    Principal net of unamortized issue costs and discounts (premiums).
(2)    Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).
(3)    These borrowings are non-recourse to the holding company.

Holding company
On June 29, 2021 the company amended and restated its $2.0 billion unsecured revolving credit facility with a syndicate of lenders which extended the term from December 21, 2022 to June 29, 2026. During the first nine months of 2021 the company made a net repayment of $700.0 on its revolving credit facility leaving nil borrowed at September 30, 2021 (December 31, 2020 - $700.0). The principal financial covenants of the credit facility require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of not less than $9.5 billion. At September 30, 2021 the company was in compliance with its financial covenants, with a consolidated debt to consolidated capitalization ratio of 0.261:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of $15.9 billion, both calculated as defined in the financial covenants.
On March 3, 2021 the company completed an offering of $600.0 principal amount of 3.375% unsecured senior notes due March 3, 2031 for net proceeds of $583.8 after discount, commissions and expenses. Commissions and expenses of $15.4 were included in the carrying value of the notes.
On March 1, 2021 the company completed an offering of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due March 3, 2031 for net proceeds of $666.2 after premium, commissions and expenses. Commissions and expenses of $5.4 were included in the carrying value of the notes. On March 29, 2021 the company used the net proceeds of that offering to redeem its $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due October 14, 2022 and its $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due March 22, 2023, and recorded a loss of $45.7 on redemption as interest expense. Contemporaneously with the redemptions, the company designated the carrying value of its Cdn$850.0 senior notes due March 3, 2031 as a hedge of a portion of its net investment in Canadian subsidiaries.

Subsequent to September 30, 2021, on October 29, 2021 the company redeemed its $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024 at par.
Insurance and reinsurance companies
On June 15, 2021 and March 15, 2021 Odyssey Group redeemed $40.0 and $50.0 principal amounts of its unsecured senior notes, respectively.
Non- insurance companies
On February 26, 2021 Fairfax India completed an offering of $500.0 principal amount of 5.00% unsecured senior notes due February 26, 2028 and subsequently used the net proceeds to repay $500.0 principal amount of its floating rate term loan. The company's insurance and reinsurance subsidiaries purchased $58.4 of Fairfax India's offering on the same terms as other participants and that intercompany investment is eliminated in the company's consolidated financial reporting.
Interest Expense
Interest expense in the third quarter and first nine months of 2021 of $109.7 and $393.6 (2020 - $120.9 and $358.8) was comprised of interest expense on borrowings of $95.5 and $347.7 (2020 - $105.7 and $311.6), inclusive of loss on redemptions of holding company unsecured senior notes of nil and $45.7 (2020 - nil in both periods), and interest expense on accretion of lease liabilities of $14.2 and $45.9 (2020 - $15.2 and $47.2).

11.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2021	2020
Subordinate voting shares – January 1	25,427,736	26,082,299
Purchases for cancellation	(137,923)	(293,038)
Treasury shares acquired	(256,373)	(439,852)
Treasury shares reissued	94,159	137,812
Subordinate voting shares – September 30	25,127,599	25,487,221
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – September 30	25,876,369	26,235,991
During the third quarter and first nine months of 2021 the company purchased for cancellation under the terms of its normal course issuer bid nil and 137,923 (2020 - 67,355 and 293,038) subordinate voting shares at a cost of nil and $57.2 (2020 - $19.9 and $86.9), of which nil and $23.0 (2020 - $3.2 and $14.3) was charged to retained earnings.
During the third quarter and first nine months of 2021 the company purchased for treasury 55,155 and 256,373 subordinate voting shares on the open market at a cost of $23.8 and $114.6 (2020 - 42,169 and 439,852 subordinate voting shares at a cost of $12.1 and $132.3) for use in its share-based payment awards.

Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		September 30, 2021		December 31, 2020		Third quarter		First nine months
	Domicile	Voting percentage(6)	Carrying value	Voting percentage(6)	Carrying value	2021	2020	2021	2020
Insurance and reinsurance companies(1)
Allied World(2)	Bermuda	29.1%	1,392.9	29.1%	1,329.0	17.8	19.7	91.5	39.7
Brit(3)	U.K.	13.9%	437.9	—	121.7	(5.4)	0.5	(8.4)	(8.2)
All other(4)	—	—	431.0	—	381.1	65.2	(7.5)	89.4	(4.5)
			2,261.8		1,831.8	77.6	12.7	172.5	27.0

Non-insurance companies
Restaurants and retail(5)	—	—	496.9	—	469.7	17.8	4.7	10.7	(54.5)
Fairfax India(5)(6)(7)	Canada	6.2%	1,099.6	6.6%	1,130.9	34.4	(2.7)	67.2	(41.5)
Thomas Cook India	India	33.2%	56.9	33.1%	69.4	(5.1)	(6.1)	(16.2)	(19.6)
Other(8)	—	—	361.2	—	168.9	(11.0)	(100.5)	(25.1)	(141.7)
			2,014.6		1,838.9	36.1	(104.6)	36.6	(257.3)
			4,276.4		3,670.7	113.7	(91.9)	209.1	(230.3)
(1)    Includes property and casualty insurance and reinsurance companies, Life insurance and Run-off, and Corporate and other.
(2)    On April 28, 2021 Allied World paid a dividend of $126.4 (April 30, 2020 - $126.4) to its minority shareholders (OMERS, AIMCo and others).
(3)    On August 27, 2021 the company sold a 13.9% equity interest in Brit to OMERS as described in note 15.
(4)    Principally related to Fairfax consolidated internal investment funds (held by RiverStone Barbados as described in note 15) and Fairfax Asia.
(5)    At September 30, 2021 Fairfax India and Recipe's non-controlling interest economic ownership percentages were 70.1% and 60.3% (December 31, 2020 - 72.0% and 59.8%), which differed from their non-controlling interest voting percentages of 6.2% and 38.9% (December 31, 2020 - 6.6% and 38.9%).
(6)    On August 11, 2021 Fairfax India completed a substantial issuer bid and repurchased for cancellation 7,046,979 of its subordinate voting shares from shareholders for cash consideration of $105.0. Fairfax, the ultimate parent of Fairfax India, did not tender any shares pursuant to the offer.
(7)    On September 16, 2021 Fairfax India recorded non-controlling interests of $107.4 pursuant to its sale of an equity interest in Anchorage as described in note 6.
(8)    The increase in carrying value during the first nine months of 2021 primarily reflects the initial public offerings and related capital transactions at Farmers Edge and Boat Rocker.

Other net changes in capitalization

The impact on common shareholders' equity and non-controlling interests of certain capital transactions and changes in ownership interests of the company’s consolidated subsidiaries for the first nine months of 2021 are included in other net changes in capitalization in the consolidated statement of changes in equity as shown in the table below.

	Common shareholders' equity	Non-controlling interests
Fairfax India's sale of an equity interest in Anchorage (note 6)	21.8	107.4
Initial public offerings and related capital transactions at Farmers Edge and Boat Rocker	(3.1)	242.6
Fairfax India share repurchases	(11.8)	(103.9)
Dividends paid to non-controlling interests by Allied World	(89.6)	89.6
Other (principally the sale of an equity interest in Brit to OMERS as described in note 15)	136.9	297.3
As presented in other net changes in capitalization in the consolidated statement of changes in equity	54.2	633.0

12.    Earnings per Share
Net earnings (loss) per common share is calculated as follows using the weighted average common shares outstanding:

	Third quarter		First nine months
	2021	2020	2021	2020
Net earnings (loss) attributable to shareholders of Fairfax	462.4	133.7	2,469.8	(690.7)
Preferred share dividends	(11.0)	(11.0)	(33.5)	(32.9)
Net earnings (loss) attributable to common shareholders – basic and diluted	451.4	122.7	2,436.3	(723.6)

Weighted average common shares outstanding – basic	25,900,336	26,306,083	26,002,480	26,531,553
Share-based payment awards	1,558,105	1,309,855	1,489,219	—
Weighted average common shares outstanding – diluted	27,458,441	27,615,938	27,491,699	26,531,553

Net earnings (loss) per common share – basic	$17.43	$4.66	$93.69	$(27.27)
Net earnings (loss) per common share – diluted	$16.44	$4.44	$88.62	$(27.27)

Share-based payment awards of 1,269,553 subordinate voting shares were not included in the calculation of net loss per diluted common share for the first nine months of 2020 as inclusion of the awards would be anti-dilutive.

13.    Income Taxes
The company’s provision for (recovery of) income taxes for the three and nine months ended September 30 were comprised as follows:

	Third quarter		First nine months
	2021	2020	2021	2020
Current income tax:
Current year expense	81.7	79.4	281.3	133.3
Adjustments to prior years’ income taxes	(1.9)	5.6	(8.6)	1.6
	79.8	85.0	272.7	134.9
Deferred income tax:
Origination and reversal of temporary differences	39.3	(43.5)	269.5	(194.6)
Adjustments to prior years' deferred income taxes	(0.1)	(2.7)	14.9	(5.0)
Other	3.6	(1.1)	12.3	(7.4)
	42.8	(47.3)	296.7	(207.0)

Provision for (recovery of) income taxes	122.6	37.7	569.4	(72.1)
A significant portion of the company's earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate and may be significantly higher or lower. The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the three and nine months ended September 30 were as follows:

	Third quarter
	2021					2020
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings (loss) before income taxes	22.2	8.0	(36.6)	705.1	698.7	30.8	(28.6)	(44.6)	121.9	79.5
Provision for (recovery of) income taxes	54.1	10.1	4.8	53.6	122.6	58.3	(7.0)	(24.5)	10.9	37.7
Net earnings (loss)	(31.9)	(2.1)	(41.4)	651.5	576.1	(27.5)	(21.6)	(20.1)	111.0	41.8

	First nine months
	2021					2020
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings (loss) before income taxes	646.1	947.6	37.8	1,616.8	3,248.3	(189.2)	(638.1)	(143.8)	(22.0)	(993.1)
Provision for (recovery of) income taxes	165.5	216.6	15.2	172.1	569.4	47.0	(129.3)	(2.2)	12.4	(72.1)
Net earnings (loss)	480.6	731.0	22.6	1,444.7	2,678.9	(236.2)	(508.8)	(141.6)	(34.4)	(921.0)
(1)    Includes Fairfax India and Fairfax Africa (deconsolidated on December 8, 2020).
(2)    Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.
(3)    Principally comprised of Brit, European Run-off (deconsolidated on March 31, 2020) and other associated holding company results.
(4)    Includes primarily companies in India, Asia and Europe (excluding the U.K.), and Allied World (the majority of Allied World's net earnings (loss) is sourced from outside the U.S. and the U.K.).

The increase in pre-tax profitability in the U.S., U.K. and Other jurisdictions in the third quarter of 2021 compared to the third quarter of 2020 principally reflected improved investment performance (which included the unrealized gain recorded in Asia on the company's investment in Digit compulsory convertible preferred shares as described in note 5), partially offset by decreased underwriting performance (primarily related to increased current period catastrophe losses, partially offset by decreased current period COVID-19 losses and growth in net premiums earned). The modest decrease in pre-tax profitability in Canada in the third quarter of 2021 compared to the third quarter of 2020 principally reflected a decline in investment performance, partially offset by improved underwriting performance at Northbridge. The increase in pre-tax profitability across all jurisdictions in the first nine months of 2021 compared to the first nine months of 2020 reflected improved investment performance (which included the unrealized gain recorded in Asia on the company's investment in Digit compulsory convertible preferred shares) and underwriting performance.
Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate for the three and nine months ended September 30 are presented in the following table:

	Third quarter		First nine months
	2021	2020	2021	2020

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for (recovery of) income taxes at the Canadian statutory income tax rate	185.2	21.0	860.8	(263.2)
Non-taxable investment income	(67.8)	(27.1)	(117.4)	(83.8)
Tax rate differential on income and losses outside Canada	(76.4)	(9.1)	(256.7)	101.9
Change in unrecorded tax benefit of losses and temporary differences	100.3	43.5	61.6	142.7
Provision (recovery) relating to prior years	(2.0)	2.9	6.3	(3.4)
Foreign exchange effect	(28.5)	—	(15.3)	20.9
Change in tax rate for deferred income taxes	6.0	2.6	11.3	(5.3)
Other including permanent differences	5.8	3.9	18.8	18.1
Provision for (recovery of) income taxes	122.6	37.7	569.4	(72.1)
Non-taxable investment income of $67.8 and $117.4 in the third quarter and first nine months of 2021 (2020 - $27.1 and $83.8) was principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains which are not taxable in Canada. Non-taxable investment income of $83.8 in the first nine months of 2020 principally reflected a gain on deconsolidation of European Run-off that was not taxable in Canada or Barbados.
The tax rate differential on income and losses outside Canada of $76.4 and $256.7 in the third quarter and first nine months of 2021 principally related to income taxed at lower rates in Asia (principally related to the unrealized gain recorded on the company's investment in Digit compulsory convertible preferred shares), and the first nine months also reflected income taxed at lower rates in the U.S. and at Allied World. The tax rate differential on income and losses outside Canada of $9.1 in the third quarter of 2020 principally related to income taxed at lower rates at Allied World. The tax rate differential on income and losses outside Canada of $101.9 in the first nine months of 2020 principally related to losses tax-effected at lower rates in the U.S., Barbados, and at Brit, partially offset by income at Allied World taxed at lower rates.
The change in unrecorded tax benefit of losses and temporary differences of $100.3 and $61.6 in the third quarter and first nine months of 2021 principally related to unrecorded deferred tax assets in Canada of $103.9 and $65.0. The change in unrecorded tax benefit of losses and temporary differences of $43.5 in the third quarter of 2020 principally related to unrecorded deferred tax assets in Canada of $58.2, partially offset by the utilization of unrecorded deferred tax assets in the U.K. of $14.8. The change in unrecorded tax benefit of losses and temporary differences of $142.7 in the first nine months of 2020 principally related to unrecorded deferred tax assets in Canada and the U.K. of $92.7 and $43.4.

14.    Contingencies and Commitments
There were no significant changes to the company's contingencies and commitments at September 30, 2021 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2020.

15.    Acquisitions and Divestitures
Nine months ended September 30, 2021
Sale of non-controlling interest in Brit Limited
On August 27, 2021 Brit issued shares representing a 13.9% equity interest to OMERS, the pension plan for Ontario’s municipal employees, for cash consideration of $375.0 which was subsequently paid by Brit as a dividend to Fairfax. The company has the option to purchase OMERS’ interest in Brit at certain dates commencing in October 2023.

Sale of RiverStone Barbados to CVC Capital Partners
On August 23, 2021 the company sold its 60.0% joint venture interest in RiverStone (Barbados) Ltd. ("RiverStone Barbados") to CVC Capital Partners (“CVC”). OMERS, the pension plan for Ontario’s municipal employees, also sold its 40.0% joint venture interest in RiverStone Barbados to CVC as part of the transaction. The company received consideration of $695.7, principally comprised of cash of $462.0, non-voting shares of CVC's RiverStone Barbados holding company with a fair value of $200.0 (which will convert into a secured vendor loan note with a principal amount of $200.0 upon completion of certain regulatory undertakings by CVC) and a pension asset on assumption of RiverStone Barbados' closed pension plan, and recorded a net loss of $2.1 in net gains (losses) on investments in the consolidated statement of earnings, inclusive of foreign currency translation gains that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The company also received a contingent value instrument for potential future proceeds of up to $235.7 with a nominal fair value that was not recorded at September 30, 2021.
Prior to completion of the transaction, certain subsidiaries of RiverStone Barbados held investments in various Fairfax subsidiaries and certain other companies. Accordingly, CVC and certain affiliates thereof became the indirect owner of those securities upon completion of the transaction. As part of the transaction, on February 8, 2021 the company had entered into Asset Value Loan Notes (“AVLNs”) with the current holders of such securities for purposes of assurance to CVC and certain affiliates thereof of the then approximately $1.3 billion value of the securities until such time as the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. The company, through Hamblin Watsa, continues to manage and have direction over these securities. The company recorded the AVLNs as derivative instruments whose fair value is the difference between the assured value of the underlying securities and their fair value, which resulted in a derivative asset of $50.0 on the consolidated balance sheet at September 30, 2021, and a net loss on investments of $8.6 and a net gain on investments of $50.0 for the three and nine months then ended in the consolidated statement of earnings. During the third quarter of 2021 securities with an assured value of $105.6 were sold or purchased by Hamblin Watsa, leaving securities with an assured value of approximately $1.2 billion remaining under the AVLNs at September 30, 2021.
Sale of Toys "R" Us Canada
On August 19, 2021 the company sold the operations of Toys "R" Us Canada for consideration of $90.3 (Cdn$115.7), deconsolidated Toys "R" Us Canada from the Non-insurance companies reporting segment and recorded a net gain of $85.7 in net gains (losses) on investments in the consolidated statement of earnings, inclusive of foreign currency translation losses that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The consideration received was comprised principally of a monthly royalty on future revenue of Toys "R" Us Canada that is included as other invested assets within portfolio investments on the consolidated balance sheet.
Privatization of Mosaic Capital Corporation
On August 5, 2021 Mosaic Capital completed a privatization arrangement with a third party purchaser pursuant to which the company exchanged its holdings of Mosaic Capital debentures and warrants, and cash of $10.7 (Cdn$13.3), for $130.8 (Cdn$163.3) of newly issued Mosaic Capital 25-year debentures, and invested $4.0 (Cdn$5.0) in the privatized company for a 20.0% equity interest. The company deconsolidated Mosaic Capital from the Non-insurance companies reporting segment, recorded the Mosaic Capital 25-year debentures at FVTPL and commenced applying the equity method of accounting to its interest in the purchaser.
Sale of certain assets and liabilities by Recipe Unlimited Corporation
On September 26, 2021 Recipe sold substantially all of the assets and liabilities comprising its Milestones restaurant brand. Accordingly the company derecognized assets of $40.2 and liabilities of $9.6, comprised principally of intangible assets and premises and equipment.
Acquisition of Eurolife FFH Insurance Group Holdings S.A.
On July 14, 2021 the company increased its interest in Eurolife FFH Insurance Group Holdings S.A. ("Eurolife") to 80.0% from 50.0% by exercising a call option valued at $127.3 to acquire the joint venture interest of OMERS, the pension plan for Ontario’s municipal employees, for cash consideration of $142.7 (€120.7). The assets, liabilities and results of operations of Eurolife's life insurance business were consolidated in the Life insurance and Run-off reporting segment and those of Eurolife's property and casualty insurance business were consolidated in the Insurance and Reinsurance - Other reporting segment, pursuant to which the company remeasured its 50.0% joint venture interest in Eurolife to its fair value of $450.0 and recorded a net gain of $130.5 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings, inclusive of foreign currency translation gains that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The remaining 20.0% equity interest in Eurolife continues to be owned by the company's associate Eurobank. Eurolife is a Greek insurer which distributes its life and property and casualty insurance products and services through Eurobank’s network and other distribution channels.

The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisition of Eurolife is currently underway and will be finalized within twelve months of the acquisition date.

	Eurolife
Acquisition date	July 14, 2021
Percentage of common shares acquired	80.0%	(1)

Assets:
Insurance contract receivables	11.6
Portfolio investments	3,653.9	(2)
Recoverable from reinsurers	18.6
Deferred income tax assets	36.3
Intangible assets	45.5	(3)
Other assets	616.3	(4)
	4,382.2
Liabilities:
Accounts payable and accrued liabilities	280.0	(5)
Insurance contract payables	529.0
Insurance contract liabilities	2,751.4
Deferred income tax liabilities	101.8
	3,662.2
Purchase consideration	720.0	(6)
	4,382.2
(1)    The transaction was recorded as the acquisition of a 100% equity interest in Eurolife with the non-controlling interests represented by a redemption liability (described in footnote 5 below) that was included in the fair value of assets acquired and liabilities assumed.
(2)    Includes subsidiary cash and cash equivalents of $1,433.3.
(3)    Principally an intangible asset of $29.0 related to a distribution agreement with Eurobank.
(4)    Principally investment assets of $532.1 related to unit-linked life insurance contracts.
(5)    Includes a redemption liability of $124.9 on non-controlling interests as the company's associate Eurobank may put its 20.0% equity interest in Eurolife to the company commencing in 2024 at the then fair value of that interest.
(6)    Comprised of cash consideration of $142.7, a call option exercised with a fair value of $127.3 and the company's 50.0% joint venture interest with a fair value of $450.0.

Additional investment in Singapore Reinsurance Corporation Limited
On June 17, 2021 the company increased its ownership interest in Singapore Reinsurance Corporation Limited ("Singapore Re") from 28.2% to 94.0% for $102.9 (SGD 138.0) through the completion of a public cash offer, consolidated the assets, liabilities and results of operations of Singapore Re in the Fairfax Asia reporting segment and recorded a net gain of $32.4 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings. On August 3, 2021 the company further increased its ownership interest to 100% for cash consideration of $9.3 (SGD 12.6). Singapore Re is a general property and casualty reinsurer that underwrites business primarily in southeast Asia.
Fairfax India's sale of Privi Speciality Chemicals Limited
On April 29, 2021 Fairfax India completed the sale of its 48.8% equity interest in Privi Speciality Chemicals Limited ("Privi") to certain affiliates of Privi's founders for $164.8 (12.2 billion Indian rupees), deconsolidated the assets and liabilities of Privi and recorded a net realized gain on investment of $94.9 in the consolidated statement of earnings.

16.    Financial Risk Management
Overview
There were no significant changes to the types of the company's risk exposures or the processes used by the company for managing those risk exposures at September 30, 2021 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2020, except as discussed below.
COVID-19 pandemic
Given the uncertain and evolving situation resulting from COVID-19 including subsequent variants, it is difficult to predict the impact the pandemic will continue to have on the company’s businesses. The extent of the impact will depend on future developments including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19, including extending government mandated economic shutdowns, particularly as new variants emerge. COVID-19 has adversely affected the company's operations across the various operating segments, with varying effects. The company's underwriting results in the third quarter and first nine months of 2021 showed significant improvement from those in the third quarter and first nine months of 2020, with modest current period COVID-19 losses of $12.2 and $40.2 in the third quarter and first nine months of 2021 (primarily event cancellation and accident and health exposures). Net prior year reserve development related to COVID-19 losses included net favourable prior year reserve development of $19.6 in the third quarter of 2021 (primarily related to event cancellation) and net adverse prior year reserve development of $67.5 in the first nine months of 2021 (primarily business interruption outside North America and workers compensation exposures). Additionally, the company expects its insurance and reinsurance operations to continue to experience a reduction in premiums written in certain segments where premiums are directly or indirectly linked to travel or economic activity, albeit these segments are beginning to modestly recover. Certain of the company’s non-insurance operations continue to experience disruptions and increased uncertainty due to current economic conditions, particularly those in the restaurant, retail and hospitality sectors whose business volumes are directly linked to the re-opening of the economy in the jurisdictions in which they operate, with improvements in results reported in third quarter of 2021 within the Restaurant and retail operating segment as a result of higher business volumes across most companies in this segment due to reduced COVID-19 related lockdown restrictions.
Underwriting Risk
Property and Casualty Insurance
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and other underwriting expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. As discussed in the preceding section, COVID-19 has increased uncertainty and may adversely impact the company's future underwriting results. There were no other significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk at September 30, 2021 compared to December 31, 2020.
Life Insurance
Life insurance risk in the company arises principally through the company's exposure to actual experience in the areas of mortality, morbidity, longevity, policyholder behaviour and expenses which is adverse to expectations. Exposure to underwriting risk is managed by uniform underwriting procedures that have been established at our operating companies to determine the insurability of applicants and to manage aggregate exposures for adverse deviations in assumptions. These underwriting requirements are regularly reviewed by actuaries at each operating company and the company's Chief Actuary.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company, and arises predominantly from cash and short term investments, investments in bonds, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps). The decrease in bonds rated A/A was primarily due to net sales of high quality corporate bonds of $717.5. The modest decrease in bonds rated BBB/Baa was primarily due to net proceeds on net sales of high quality corporate bonds of $1,235.0, which includes net realized gains on sales as described in note 5, partially offset by net purchases of India government bonds of $1,225.6. The increase in bonds rated BB/Ba was primarily due to the consolidation of the bond portfolios of Eurolife. The increase in unrated bonds was primarily due to net purchases of unrated first mortgage loans of $501.0 and an investment in Mosaic Capital 25-year debentures as described in note 15, partially offset by the exchange of Seaspan debentures for Atlas preferred shares and the redemption of the remaining Seaspan debentures as described in note 6. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher. There were no significant changes to the framework used to monitor, evaluate and manage credit risk at September 30, 2021 compared to December 31, 2020.

The composition of the company's investments in bonds classified according to the higher of each security's respective S&P and Moody's issuer credit rating was as follows:

	September 30, 2021			December 31, 2020
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	3,554.4	3,554.0	20.7	3,574.3	3,604.8	22.1
AA/Aa	709.4	720.4	4.2	779.1	805.1	4.9
A/A	3,275.3	3,359.0	19.6	3,856.5	4,086.6	25.1
BBB/Baa	4,211.3	4,487.8	26.2	4,157.4	4,590.8	28.2
BB/Ba	1,882.7	1,874.7	10.9	489.6	518.8	3.2
B/B	112.5	112.9	0.7	41.7	42.9	0.3
Lower than B/B	60.7	65.1	0.4	62.4	63.8	0.4
Unrated(1)	2,760.0	2,965.1	17.3	2,458.9	2,582.5	15.8
Total	16,566.3	17,139.0	100.0	15,419.9	16,295.3	100.0
(1)    Included in Level 3 are the company's investments in first mortgage loans at September 30, 2021 of $1,336.7 (December 31, 2020 - $775.4) secured by real estate primarily in the U.S., Europe and Canada.
Counterparties to Derivative Contracts
Derivative counterparty risk is the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by an agreement in the event of default by a counterparty, thereby permitting obligations owed by the company to that counterparty to be offset against amounts receivable from that counterparty (the “net settlement arrangements”). The company's net derivative counterparty risk was as follows assuming all derivative counterparties are simultaneously in default:

	September 30, 2021	December 31, 2020
Total derivative assets(1)	70.7	222.4
Obligations that may be offset under net settlement arrangements	(12.7)	(32.0)
Fair value of collateral deposited for the benefit of the company	(33.6)	(124.3)
Excess collateral pledged by the company in favour of counterparties	3.8	11.7
Initial margin not held in segregated third party custodian accounts	—	5.6
Net derivative counterparty exposure after net settlement and collateral arrangements	28.2	83.4
(1)    Excludes equity warrants, equity call options and other derivatives which are not subject to counterparty risk.
Collateral deposited for the benefit of the company at September 30, 2021 consisted of cash of $23.1 and government securities of $15.1 (December 31, 2020 - $116.4 and $12.9). The company had not exercised its right to sell or repledge collateral at September 30, 2021.
Recoverable from Reinsurers
Credit risk arises on the company's recoverable from reinsurers to the extent reinsurers may be unable or unwilling to reimburse the company under the terms of reinsurance arrangements. During the first nine months of 2021 the company continued to conduct assessments of the creditworthiness of its reinsurers and concluded that no significant impairments had occurred. The provision for uncollectible reinsurance at September 30, 2021 is disclosed in note 9.
Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. At September 30, 2021 there was nil drawn on the company's credit facility as added liquidity support for the insurance and reinsurance companies should it be needed. There were no other significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at September 30, 2021 compared to December 31, 2020.
The holding company's known significant commitments for the remainder of 2021 consist of payment of the $85.0 principal amount of unsecured notes (paid on October 29, 2021 as described in note 10), interest and corporate overhead expenses, preferred share dividends, income tax payments and other investment related activities. The company may also in the remainder of 2021 make payments related to its derivative contracts and capital support for its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets). The holding company's next scheduled maturity of unsecured senior notes is in August 2024.

During the third quarter and first nine months of 2021 the holding company paid net cash of $72.3 and received net cash of $224.3 (2020 - received net cash of $33.7 and $175.6) and the insurance and reinsurance subsidiaries paid net cash of $29.8 and received net cash of $167.0 in connection with long equity total return swaps (excluding the impact of collateral requirements) (2020 - paid net cash of $137.7 and $532.9 in connection with long and short equity total return swaps).
Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures and aggregate equity exposure at the subsidiary and consolidated levels.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk increased during the first nine months of 2021 primarily reflecting the consolidation of the bond portfolios of Eurolife and net purchases of India government bonds of $1,225.6 with average maturity of 4.0 years, partially offset by net sales of short to mid-dated high quality corporate bonds of $2,395.6. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at September 30, 2021 compared to December 31, 2020.
The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments, which the company believes to be reasonably possible in the current economic environment of the COVID-19 pandemic. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	September 30, 2021			December 31, 2020
	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	16,262.3	(704.8)	(5.1)	15,540.5	(624.5)	(4.6)
100 basis point increase	16,678.9	(369.8)	(2.7)	15,889.8	(335.2)	(2.5)
No change	17,139.0	—	—	16,295.3	—	—
100 basis point decrease	17,685.4	437.8	3.2	16,790.2	410.0	3.0
200 basis point decrease	18,311.7	939.2	6.8	17,348.4	871.6	6.5
(1)    Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at September 30, 2021 of $587.6 (December 31, 2020 - $330.8).
Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As discussed in the preceding sections, the COVID-19 pandemic has increased market uncertainty and may adversely impact the fair value or future cash flows of the company's equity and equity-related holdings.

The company's exposure to equity price risk through its equity and equity-related holdings increased at September 30, 2021 compared to December 31, 2020 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position at September 30, 2021 and December 31, 2020 and results of operations for the three and nine months ended September 30, 2021 and 2020:

	September 30, 2021		December 31, 2020		Pre-tax earnings (loss)
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Third quarter		First nine months
					2021	2020	2021	2020
Long equity exposures:
Common stocks	5,915.7	5,915.7	4,939.7	4,939.7	157.0	109.2	1,162.0	(611.0)
Preferred stocks – convertible(1)	56.6	56.6	27.9	27.9	(1.6)	0.5	2.3	2.9
Bonds – convertible	610.9	610.9	461.3	461.3	(105.8)	30.7	129.0	20.5
Investments in associates(1)	7,342.9	5,490.7	5,609.8	5,134.9	7.1	21.4	10.8	14.6
Deconsolidation of non-insurance subsidiaries(2)(3)(4)	—	—	—	—	92.1	(164.0)	190.0	(164.0)
Other	—	—	—	—	(0.2)	—	(0.2)	—
Derivatives and other invested assets:
Equity total return swaps – long positions	1,059.6	4.6	1,788.3	126.3	(113.6)	(9.7)	269.7	39.0
Equity warrants and options(5)	275.4	275.4	132.8	132.8	4.8	24.5	130.1	(111.3)
RiverStone Barbados AVLNs (note 15)	1,208.3	50.0	—	—	(8.6)	—	50.0	—
Total equity and equity related holdings	16,469.4	12,403.9	12,959.8	10,822.9	31.2	12.6	1,943.7	(809.3)

Short equity exposures:
Equity total return swaps – short positions	—	—	—	—	—	(168.2)	—	(390.6)
	—	—	—	—	—	(168.2)	—	(390.6)

Total equity exposures and financial effects	16,469.4		12,959.8		31.2	(155.6)	1,943.7	(1,199.9)
(1)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)    On August 19, 2021 the company sold the operations of Toys "R" Us Canada and recorded a net realized gain of $85.7 as described in note 15.
(3)    On August 5, 2021 Mosaic Capital was privatized with a third party purchaser and deconsolidated by the company as described in note 15.
(4)    On April 29, 2021 Fairfax India completed the sale of Privi and recorded a net realized gain of $94.9 as described in note 15.
(5)    Includes the company's investment in Atlas warrants.

The company's exposure to equity and equity-related holdings measured at FVTPL, comprised of long equity exposures in the table above with the exception of investments in associates, totaled $9,126.5 at September 30, 2021 (December 31, 2020 - $7,350.0).
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company's functional currency. The company's exposure to the euro increased during the first nine months of 2021 primarily reflecting the consolidation of Eurolife. There were no other significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at September 30, 2021 compared to December 31, 2020.
On March 29, 2021 the company used the net proceeds from its issuance of $671.6 (Cdn$850.0) principal amount of unsecured senior notes due 2031 to redeem its unsecured senior notes with aggregate principal amount of $670.6 (Cdn$846.0) due 2022 and 2023. Contemporaneously with the redemptions, the company designated the carrying value of its $671.6 (Cdn$850.0) principal amount of unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries. See note 10 for details.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $28,104.0 at September 30, 2021 compared to $26,341.3 at December 31, 2020.
The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	September 30, 2021	December 31, 2020	September 30, 2021		December 31, 2020
Holding company cash and investments (net of derivative obligations)	1,489.6	1,229.4	1,489.6		1,229.4

Borrowings – holding company	5,431.6	5,580.6	5,431.6		5,580.6
Borrowings – insurance and reinsurance companies	826.5	1,033.4	826.5		1,033.4
Borrowings – non-insurance companies	1,694.5	2,200.0	—		—
Total debt	7,952.6	8,814.0	6,258.1		6,614.0

Net debt(1)	6,463.0	7,584.6	4,768.5		5,384.6

Common shareholders’ equity	14,539.5	12,521.1	14,539.5		12,521.1
Preferred stock	1,335.5	1,335.5	1,335.5		1,335.5
Non-controlling interests	4,276.4	3,670.7	2,261.8		1,831.8
Total equity	20,151.4	17,527.3	18,136.8		15,688.4

Net debt/total equity	32.1%	43.3%	26.3%		34.3%
Net debt/net total capital(2)	24.3%	30.2%	20.8%		25.6%
Total debt/total capital(3)	28.3%	33.5%	25.7%		29.7%
Interest coverage(4)	10.3x	1.6x	12.5x	(6)	3.3x	(6)
Interest and preferred share dividend distribution coverage(5)	9.1x	1.4x	10.7x	(6)	2.7x	(6)
(1)    Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).
(2)    Net total capital is calculated by the company as the sum of total equity and net debt.
(3)    Total capital is calculated by the company as the sum of total equity and total debt.
(4)    Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.
(5)    Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividends adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.
(6)    Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.
Changes in borrowings and non-controlling interests are described in note 10 and note 11 respectively.
Common shareholders’ equity increased to $14,539.5 at September 30, 2021 from $12,521.1 at December 31, 2020, primarily reflecting net earnings attributable to shareholders of Fairfax ($2,469.8) and other net changes in capitalization ($54.2), partially offset by payments of common and preferred share dividends ($305.6), purchases of subordinate voting shares for use in share-based payment awards ($114.6) and for cancellation ($57.2), and other comprehensive loss ($104.8, principally reflecting share of other comprehensive loss of associates of $48.2 and net unrealized foreign currency translation losses on foreign operations of $16.6).
The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio decreased to 24.3% at September 30, 2021 from 30.2% at December 31, 2020 as a result of increased net total capital and decreased net debt. The increase in net total capital was due to increased total equity (reflecting increased common shareholders' equity and non-controlling interests), partially offset by decreased net debt. The decrease in net debt was primarily due to decreased total debt (reflecting decreased borrowings by the holding company, insurance and reinsurance and non-insurance companies) and increased holding company cash and investments. The consolidated total debt/total capital ratio excluding consolidated non-insurance companies decreased to 25.7% at September 30, 2021 from 29.7% at December 31, 2020 due to increased total capital (reflecting increased total equity, partially offset by decreased total debt) and decreased total debt.

17.    Segmented Information
The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. Pursuant to the transactions described in note 15: on July 14, 2021 the company commenced consolidating Eurolife, with Eurolife's life insurance operations presented in the Life insurance and Run-off (formerly Run-off) reporting segment and Eurolife's property and casualty insurance operations presented within the Insurance and Reinsurance - Other reporting segment as "Eurolife General"; on June 17, 2021 the company commenced consolidating Singapore Re in the Fairfax Asia reporting segment; and within the Non-insurance companies reporting segment the company deconsolidated Toys "R" Us Canada on August 19, 2021, Mosaic Capital on August 5, 2021, and Privi, a subsidiary of Fairfax India, on April 29, 2021. There were no other significant changes to the identifiable assets and liabilities by reporting segment at September 30, 2021 compared to December 31, 2020.

An analysis of pre-tax income (loss) by reporting segment for the three and nine months ended September 30 is presented below:

Quarter ended September 30, 2021

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	549.7	1,269.9	962.3	163.2	825.5	1,435.3	152.5	561.7	5,920.1	50.8	—	—	—	5,970.9
Intercompany	0.8	53.2	5.4	9.6	2.6	12.0	0.3	58.1	142.0	—	—	—	(142.0)	—
	550.5	1,323.1	967.7	172.8	828.1	1,447.3	152.8	619.8	6,062.1	50.8	—	—	(142.0)	5,970.9
Net premiums written	464.2	1,138.9	788.0	167.3	704.2	970.4	71.7	392.9	4,697.6	48.8	—	—	—	4,746.4
Net premiums earned
External	475.1	1,089.0	752.8	183.5	518.9	966.2	74.7	329.2	4,389.4	49.8	—	—	—	4,439.2
Intercompany	(2.6)	20.8	(10.7)	1.3	0.3	(40.2)	(5.0)	36.1	—	—	—	—	—	—
	472.5	1,109.8	742.1	184.8	519.2	926.0	69.7	365.3	4,389.4	49.8	—	—	—	4,439.2
Underwriting expenses(2)	(423.6)	(1,215.6)	(723.2)	(170.1)	(612.7)	(874.4)	(60.7)	(355.6)	(4,435.9)	(66.0)	—	—	0.1	(4,501.8)
Underwriting profit (loss)	48.9	(105.8)	18.9	14.7	(93.5)	51.6	9.0	9.7	(46.5)	(16.2)	—	—	0.1	(62.6)
Interest income	16.3	36.2	19.5	1.9	14.2	25.6	4.3	12.8	130.8	8.4	1.0	(1.7)	(1.5)	137.0
Dividends	8.5	5.4	1.8	1.1	1.5	4.1	1.4	0.8	24.6	1.3	11.6	0.5	—	38.0
Investment expenses	(3.7)	(14.0)	(4.2)	(1.9)	(3.6)	(9.0)	(0.2)	0.2	(36.4)	(3.3)	(29.2)	(1.3)	62.4	(7.8)
Interest and dividends	21.1	27.6	17.1	1.1	12.1	20.7	5.5	13.8	119.0	6.4	(16.6)	(2.5)	60.9	167.2
Share of profit of associates	9.0	35.6	36.6	33.7	21.4	22.0	0.6	13.3	172.2	7.2	7.0	40.9	—	227.3
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,367.2	—	—	1,367.2
Expenses	—	—	—	—	—	—	—	—	—	—	(1,331.9)	—	0.4	(1,331.5)
	—	—	—	—	—	—	—	—	—	—	35.3	—	0.4	35.7
Operating income (loss)	79.0	(42.6)	72.6	49.5	(60.0)	94.3	15.1	36.8	244.7	(2.6)	25.7	38.4	61.4	367.6
Net gains (losses) on investments(1)	(6.5)	(46.2)	(5.5)	8.4	14.3	(8.9)	383.4	(22.1)	316.9	5.2	93.1	(40.6)	—	374.6
Gain on sale and consolidation of insurance subsidiaries	—	—	—	—	—	—	4.4	—	4.4	—	—	130.5	—	134.9
Interest expense	(0.3)	(0.9)	(1.0)	(0.9)	(4.4)	(6.9)	(0.1)	(0.4)	(14.9)	(0.2)	(31.4)	(64.2)	1.0	(109.7)
Corporate overhead and other	(2.3)	(0.6)	(4.7)	(2.3)	(2.8)	(14.3)	(2.2)	(1.5)	(30.7)	(3.5)	—	27.9	(62.4)	(68.7)
Pre-tax income (loss)	69.9	(90.3)	61.4	54.7	(52.9)	64.2	400.6	12.8	520.4	(1.1)	87.4	92.0	—	698.7
Income taxes														(122.6)
Net earnings														576.1

Attributable to:
Shareholders of Fairfax														462.4
Non-controlling interests														113.7
														576.1
(1)    Includes net gains on deconsolidation of non-insurance subsidiaries primarily related to the deconsolidation of Toys "R" Us Canada of $85.7 as described in note 15.
(2)    Underwriting expenses for segment reporting were comprised as shown below for the quarter ended September 30, 2021. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE - accident year	268.6	955.2	469.9	111.5	440.7	690.5	42.6	218.8	3,197.8
Commissions	85.7	194.5	137.9	20.9	126.6	74.0	8.9	68.8	717.3
Other underwriting expenses	68.8	92.9	115.5	48.5	64.4	109.9	14.0	76.4	590.4
Underwriting expenses - accident year	423.1	1,242.6	723.3	180.9	631.7	874.4	65.5	364.0	4,505.5
Net (favourable) adverse claims reserve development	0.5	(27.0)	(0.1)	(10.8)	(19.0)	—	(4.8)	(8.4)	(69.6)
Underwriting expenses - calendar year	423.6	1,215.6	723.2	170.1	612.7	874.4	60.7	355.6	4,435.9

Quarter ended September 30, 2020

Property and Casualty Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	456.0	1,032.8	789.9	150.3	597.3	1,157.3	118.2	441.4	4,743.2	—	—	—	—	4,743.2
Intercompany	1.3	63.0	9.7	—	5.1	10.9	1.4	40.9	132.3	—	—	—	(132.3)	—
	457.3	1,095.8	799.6	150.3	602.4	1,168.2	119.6	482.3	4,875.5	—	—	—	(132.3)	4,743.2
Net premiums written	379.0	969.3	657.9	146.3	487.2	726.6	59.4	309.5	3,735.2	—	—	—	—	3,735.2
Net premiums earned
External	379.5	936.1	621.5	167.8	421.0	721.9	53.5	270.5	3,571.8	—	—	—	—	3,571.8
Intercompany	(1.7)	8.8	(7.0)	(0.9)	(1.8)	(20.7)	(0.6)	23.9	—	—	—	—	—	—
	377.8	944.9	614.5	166.9	419.2	701.2	52.9	294.4	3,571.8		—	—	—	3,571.8
Underwriting expenses(2)	(339.6)	(938.9)	(610.4)	(154.7)	(478.1)	(652.9)	(50.8)	(294.0)	(3,519.4)	(17.2)	—	—	—	(3,536.6)
Underwriting profit (loss)	38.2	6.0	4.1	12.2	(58.9)	48.3	2.1	0.4	52.4	(17.2)	—	—	—	35.2
Interest income	13.6	38.8	21.3	5.6	15.7	33.2	3.3	12.0	143.5	5.7	4.8	12.2	(2.3)	163.9
Dividends	1.3	2.5	0.1	0.1	0.8	3.6	1.8	1.0	11.2	0.9	10.3	0.1	—	22.5
Investment expenses	(3.0)	(6.8)	(3.7)	(1.5)	(3.2)	(7.1)	(0.2)	(1.5)	(27.0)	(1.5)	(9.6)	(0.5)	34.0	(4.6)
Interest and dividends	11.9	34.5	17.7	4.2	13.3	29.7	4.9	11.5	127.7	5.1	5.5	11.8	31.7	181.8
Share of profit (loss) of associates	2.7	21.3	6.6	4.1	11.1	14.7	9.4	4.7	74.6	2.8	(38.6)	12.0	—	50.8
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,228.1	—	(12.6)	1,215.5
Expenses	—	—	—	—	—	—	—	—	—	—	(1,194.4)	—	2.3	(1,192.1)
	—	—	—	—	—	—	—	—	—	—	33.7	—	(10.3)	23.4
Operating income (loss)	52.8	61.8	28.4	20.5	(34.5)	92.7	16.4	16.6	254.7	(9.3)	0.6	23.8	21.4	291.2
Net gains (losses) on investments(1)	62.2	(37.7)	(43.3)	(19.8)	(2.4)	11.3	13.6	19.7	3.6	(1.8)	(38.6)	9.5	—	(27.3)
Interest expense	(0.3)	(1.5)	(1.2)	(0.9)	(4.5)	(7.5)	(0.1)	(0.3)	(16.3)	(0.2)	(41.8)	(62.6)	—	(120.9)
Corporate overhead and other	(1.8)	(1.1)	(7.5)	(3.3)	(3.4)	(17.3)	(2.0)	—	(36.4)	—	—	6.9	(34.0)	(63.5)
Pre-tax income (loss)	112.9	21.5	(23.6)	(3.5)	(44.8)	79.2	27.9	36.0	205.6	(11.3)	(79.8)	(22.4)	(12.6)	79.5
Income taxes														(37.7)
Net earnings														41.8

Attributable to:
Shareholders of Fairfax														133.7
Non-controlling interests														(91.9)
														41.8
(1)    Includes an aggregate non-cash loss of $164.0 principally at Odyssey Group, Allied World, Zenith and Brit pursuant to Fairfax Africa being classified as held for sale.
(2)     Underwriting expenses for segment reporting were comprised as shown below for the quarter ended September 30, 2020. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE - accident year	230.8	717.6	396.3	102.2	295.9	488.2	34.4	173.5	2,438.9
Commissions	70.4	175.6	109.9	19.0	112.7	61.7	7.4	59.9	616.6
Other underwriting expenses	55.6	78.0	105.9	47.9	77.6	103.0	12.7	57.5	538.2
Underwriting expenses - accident year	356.8	971.2	612.1	169.1	486.2	652.9	54.5	290.9	3,593.7
Net (favourable) adverse claims reserve development	(17.2)	(32.3)	(1.7)	(14.4)	(8.1)	—	(3.7)	3.1	(74.3)
Underwriting expenses - calendar year	339.6	938.9	610.4	154.7	478.1	652.9	50.8	294.0	3,519.4

Nine months ended September 30, 2021

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	1,546.2	3,807.3	2,691.5	584.1	2,281.3	4,422.6	370.2	1,622.6	17,325.8	50.8	—	—	—	17,376.6
Intercompany	1.7	145.1	14.8	9.6	11.2	46.7	1.1	144.4	374.6	—	—	—	(374.6)	—
	1,547.9	3,952.4	2,706.3	593.7	2,292.5	4,469.3	371.3	1,767.0	17,700.4	50.8	—	—	(374.6)	17,376.6
Net premiums written	1,389.4	3,320.6	2,220.5	576.4	1,568.6	3,047.4	177.5	1,072.6	13,373.0	48.8	—	—	—	13,421.8
Net premiums earned
External	1,337.8	3,072.2	2,093.0	527.7	1,393.5	2,617.6	186.4	906.0	12,134.2	49.8	—	—	—	12,184.0
Intercompany	(7.8)	51.0	(34.4)	(0.4)	1.7	(103.9)	(9.3)	103.1	—	—	—	—	—	—
	1,330.0	3,123.2	2,058.6	527.3	1,395.2	2,513.7	177.1	1,009.1	12,134.2	49.8	—	—	—	12,184.0
Underwriting expenses(2)	(1,159.3)	(3,164.3)	(2,013.8)	(479.7)	(1,469.3)	(2,374.7)	(162.1)	(980.6)	(11,803.8)	(119.3)	—	—	0.1	(11,923.0)
Underwriting profit (loss)	170.7	(41.1)	44.8	47.6	(74.1)	139.0	15.0	28.5	330.4	(69.5)	—	—	0.1	261.0
Interest income	45.6	115.5	61.7	9.4	39.9	77.9	11.4	37.6	399.0	14.6	2.0	29.1	(6.5)	438.2
Dividends	12.5	9.2	3.6	2.1	3.4	12.3	4.2	4.3	51.6	5.0	21.8	(1.1)	—	77.3
Investment expenses	(11.1)	(36.4)	(13.4)	(5.6)	(10.5)	(25.4)	(0.9)	(6.1)	(109.4)	(6.3)	(149.9)	(2.4)	248.4	(19.6)
Interest and dividends	47.0	88.3	51.9	5.9	32.8	64.8	14.7	35.8	341.2	13.3	(126.1)	25.6	241.9	495.9
Share of profit of associates	11.6	62.0	55.0	43.8	31.5	34.6	8.1	23.0	269.6	13.0	9.6	54.8	—	347.0
Other
Revenue	—	—	—	—	—	—	—	—	—	—	3,758.5	—	0.5	3,759.0
Expenses	—	—	—	—	—	—	—	—	—	—	(3,745.6)	—	5.3	(3,740.3)
	—	—	—	—	—	—	—	—	—	—	12.9	—	5.8	18.7
Operating income (loss)	229.3	109.2	151.7	97.3	(9.8)	238.4	37.8	87.3	941.2	(43.2)	(103.6)	80.4	247.8	1,122.6
Net gains on investments(1)	181.0	426.3	193.0	38.9	24.9	156.3	809.5	55.9	1,885.8	70.0	286.2	264.8	—	2,506.8
Gain on sale and consolidation of insurance subsidiaries	—	—	—	—	27.1	35.5	53.8	—	116.4	—	—	130.5	—	246.9
Interest expense	(0.9)	(3.6)	(3.2)	(2.8)	(13.2)	(20.9)	(0.2)	(1.0)	(45.8)	(0.6)	(105.0)	(243.3)	1.1	(393.6)
Corporate overhead and other	(8.9)	(10.6)	(23.4)	(6.8)	(8.5)	(40.1)	(7.6)	(2.2)	(108.1)	(3.6)	—	125.7	(248.4)	(234.4)
Pre-tax income	400.5	521.3	318.1	126.6	20.5	369.2	893.3	140.0	2,789.5	22.6	77.6	358.1	0.5	3,248.3
Income taxes														(569.4)
Net earnings														2,678.9

Attributable to:
Shareholders of Fairfax														2,469.8
Non-controlling interests														209.1
														2,678.9
(1)    Includes net gains on deconsolidation of non-insurance subsidiaries primarily related to the deconsolidation of Privi by Fairfax India of $94.9 and Toys "R" Us Canada of $85.7 as described in note 15.
(2)    Underwriting expenses for segment reporting were comprised as shown below for the nine months ended September 30, 2021. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE - accident year	716.5	2,343.3	1,303.0	322.3	973.3	1,821.5	114.2	610.8	8,204.9
Commissions	232.7	577.1	371.1	59.6	338.6	210.8	23.4	187.6	2,000.9
Other underwriting expenses	197.2	266.8	342.9	144.0	217.8	323.5	41.6	208.7	1,742.5
Underwriting expenses - accident year	1,146.4	3,187.2	2,017.0	525.9	1,529.7	2,355.8	179.2	1,007.1	11,948.3
Net (favourable) adverse claims reserve development	12.9	(22.9)	(3.2)	(46.2)	(60.4)	18.9	(17.1)	(26.5)	(144.5)
Underwriting expenses - calendar year	1,159.3	3,164.3	2,013.8	479.7	1,469.3	2,374.7	162.1	980.6	11,803.8

Nine months ended September 30, 2020

Property and Casualty Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off(1)	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	1,230.3	3,066.1	2,271.2	528.2	1,871.4	3,485.7	329.5	1,292.7	14,075.1	146.5	—	—	—	14,221.6
Intercompany	5.2	110.5	21.7	—	13.5	38.6	1.4	98.6	289.5	—	—	—	(289.5)	—
	1,235.5	3,176.6	2,292.9	528.2	1,884.9	3,524.3	330.9	1,391.3	14,364.6	146.5	—	—	(289.5)	14,221.6
Net premiums written	1,091.2	2,769.0	1,888.4	516.3	1,353.4	2,318.7	164.5	889.1	10,990.6	146.5	—	—	—	11,137.1
Net premiums earned
External	1,047.7	2,631.1	1,802.6	473.3	1,238.3	2,025.0	171.3	774.4	10,163.7	129.4	—	—	—	10,293.1
Intercompany	(8.0)	17.1	(26.2)	(2.1)	0.8	(38.9)	(6.5)	65.3	1.5	(1.5)	—	—	—	—
	1,039.7	2,648.2	1,776.4	471.2	1,239.1	1,986.1	164.8	839.7	10,165.2	127.9	—	—	—	10,293.1
Underwriting expenses(3)	(971.2)	(2,628.1)	(1,750.7)	(431.6)	(1,357.6)	(1,890.1)	(163.9)	(829.8)	(10,023.0)	(182.6)	—	—	—	(10,205.6)
Underwriting profit (loss)	68.5	20.1	25.7	39.6	(118.5)	96.0	0.9	9.9	142.2	(54.7)	—	—	—	87.5
Interest income	46.9	134.8	71.7	19.3	53.1	104.7	10.7	40.0	481.2	23.8	18.2	46.5	(6.9)	562.8
Dividends	5.0	5.9	2.1	1.2	2.5	16.2	5.7	3.2	41.8	3.6	15.0	0.7	—	61.1
Investment expenses	(8.0)	(22.4)	(10.5)	(5.1)	(8.9)	(22.0)	(0.8)	(5.0)	(82.7)	(7.3)	24.2	(1.5)	48.1	(19.2)
Interest and dividends	43.9	118.3	63.3	15.4	46.7	98.9	15.6	38.2	440.3	20.1	57.4	45.7	41.2	604.7
Share of profit (loss) of associates	(8.5)	33.1	(18.5)	(11.1)	(0.6)	23.8	13.6	(13.5)	18.3	(13.0)	(87.8)	(95.0)	—	(177.5)
Other
Revenue	—	—	—	—	—	—	—	—	—	—	3,327.3	—	(25.2)	3,302.1
Expenses	—	—	—	—	—	—	—	—	—	—	(3,410.6)	—	6.8	(3,403.8)
	—	—	—	—	—	—	—	—	—	—	(83.3)	—	(18.4)	(101.7)
Operating income (loss)	103.9	171.5	70.5	43.9	(72.4)	218.7	30.1	34.6	600.8	(47.6)	(113.7)	(49.3)	22.8	413.0
Net gains (losses) on investments(2)	(35.4)	(282.3)	(248.9)	(84.4)	(9.8)	29.2	(10.4)	(81.8)	(723.8)	(157.2)	(149.8)	108.1	—	(922.7)
Gain (loss) on deconsolidation of insurance subsidiary	—	(30.5)	(25.8)	—	—	—	—	—	(56.3)	(9.0)	—	182.4	—	117.1
Interest expense	(1.0)	(4.9)	(3.6)	(2.8)	(13.9)	(22.8)	(0.3)	(1.2)	(50.5)	(2.1)	(131.5)	(174.8)	0.1	(358.8)
Corporate overhead and other	(4.2)	(2.6)	(18.5)	(7.3)	(8.0)	(57.8)	(7.2)	(0.3)	(105.9)	—	—	(87.7)	(48.1)	(241.7)
Pre-tax income (loss)	63.3	(148.8)	(226.3)	(50.6)	(104.1)	167.3	12.2	(48.7)	(335.7)	(215.9)	(395.0)	(21.3)	(25.2)	(993.1)
Income taxes														72.1
Net loss														(921.0)

Attributable to:
Shareholders of Fairfax														(690.7)
Non-controlling interests														(230.3)
														(921.0)
(1)    Includes European Run-off prior to its deconsolidation on March 31, 2020.
(2)    Includes an aggregate non-cash loss of $164.0 principally at Odyssey Group, Allied World, Zenith and Brit pursuant to Fairfax Africa being classified as held for sale.
(3)    Underwriting expenses for segment reporting were comprised as shown below for the nine months ended September 30, 2020. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE - accident year	649.3	1,971.4	1,127.4	298.9	876.1	1,424.2	111.1	512.4	6,970.8
Commissions	179.2	511.1	302.5	54.4	321.3	186.5	24.9	163.1	1,743.0
Other underwriting expenses	158.0	236.7	324.9	140.7	202.6	304.7	40.9	176.1	1,584.6
Underwriting expenses - accident year	986.5	2,719.2	1,754.8	494.0	1,400.0	1,915.4	176.9	851.6	10,298.4
Net favourable claims reserve development	(15.3)	(91.1)	(4.1)	(62.4)	(42.4)	(25.3)	(13.0)	(21.8)	(275.4)
Underwriting expenses - calendar year	971.2	2,628.1	1,750.7	431.6	1,357.6	1,890.1	163.9	829.8	10,023.0

Revenue and expenses of the Non-insurance companies reporting segment were comprised as follows for the three and nine months ended September 30:

	Third quarter
	Restaurants and retail(1)		Fairfax India(2)		Thomas Cook India(3)		Other(4)		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	555.2	492.1	39.6	82.3	47.8	18.7	724.6	635.0	1,367.2	1,228.1
Expenses	(498.4)	(447.2)	(37.5)	(75.7)	(63.5)	(34.4)	(732.5)	(637.1)	(1,331.9)	(1,194.4)
Pre-tax income (loss) before interest expense and other	56.8	44.9	2.1	6.6	(15.7)	(15.7)	(7.9)	(2.1)	35.3	33.7
Interest and dividends	2.3	1.7	(19.5)	0.5	(0.1)	—	0.7	3.3	(16.6)	5.5
Share of profit (loss) of associates	(0.6)	0.6	6.7	(13.9)	—	—	0.9	(25.3)	7.0	(38.6)
Operating income (loss)	58.5	47.2	(10.7)	(6.8)	(15.8)	(15.7)	(6.3)	(24.1)	25.7	0.6
Net gains (losses) on investments	9.4	(9.0)	93.3	12.7	(0.5)	(0.6)	(9.1)	(41.7)	93.1	(38.6)
Pre-tax income (loss) before interest expense	67.9	38.2	82.6	5.9	(16.3)	(16.3)	(15.4)	(65.8)	118.8	(38.0)

	First nine months
	Restaurants and retail(1)		Fairfax India(2)		Thomas Cook India(3)		Other(4)		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	1,373.6	1,193.2	188.3	225.6	143.4	192.0	2,053.2	1,716.5	3,758.5	3,327.3
Expenses	(1,318.3)	(1,279.6)	(169.3)	(210.4)	(185.3)	(240.4)	(2,072.7)	(1,680.2)	(3,745.6)	(3,410.6)
Pre-tax income (loss) before interest expense and other	55.3	(86.4)	19.0	15.2	(41.9)	(48.4)	(19.5)	36.3	12.9	(83.3)
Interest and dividends	5.2	4.6	(131.2)	42.0	(0.1)	—	—	10.8	(126.1)	57.4
Share of profit (loss) of associates	—	0.8	8.3	(24.3)	(0.2)	(3.4)	1.5	(60.9)	9.6	(87.8)
Operating income (loss)	60.5	(81.0)	(103.9)	32.9	(42.2)	(51.8)	(18.0)	(13.8)	(103.6)	(113.7)
Net gains (losses) on investments	28.5	(26.2)	261.6	(66.9)	(3.3)	0.7	(0.6)	(57.4)	286.2	(149.8)
Pre-tax income (loss) before interest expense	89.0	(107.2)	157.7	(34.0)	(45.5)	(51.1)	(18.6)	(71.2)	182.6	(263.5)
(1)    Comprised of Recipe, Toys "R" Us Canada (deconsolidated on August 19, 2021), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.
(2)    Comprised of Fairfax India and its subsidiaries NCML, Fairchem, Privi (deconsolidated on April 29, 2021) and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.
(3)    Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(4)    Comprised primarily of AGT, Dexterra Group (formerly Horizon North, acquired on May 29, 2020), Mosaic Capital (deconsolidated on August 5, 2021), Boat Rocker, Pethealth, Farmers Edge (consolidated on July 1, 2020), Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020), and Rouge Media (deconsolidated on January 1, 2021).

18.    Expenses
Expenses in the consolidated statement of earnings for the three and nine months ended September 30 were comprised as follows:

	Third quarter
	2021			2020
	Insurance and reinsurance companies	Non-insurance companies	Total	Insurance and reinsurance companies	Non-insurance companies	Total
Losses and loss adjustment expenses, property and casualty	3,028.6	—	3,028.6	2,242.2	—	2,242.2
Changes in provision for policy benefits and claims, Eurolife (note 15)	36.9	—	36.9	—	—	—
Cost of sales	—	770.0	770.0	—	746.6	746.6
Wages and salaries	356.8	220.4	577.2	341.0	164.1	505.1
Depreciation, amortization and impairment charges	59.6	160.3	219.9	60.0	100.2	160.2
Employee benefits	81.5	31.5	113.0	78.3	28.3	106.6
Premium taxes	77.0	—	77.0	61.9	—	61.9
Information technology costs	56.5	10.0	66.5	46.6	8.9	55.5
Marketing, shipping and delivery	7.9	45.9	53.8	6.6	38.0	44.6
Audit, legal and other professional fees	41.9	12.2	54.1	34.8	26.0	60.8
Utilities, repairs and maintenance	3.6	39.8	43.4	3.3	27.3	30.6
Share-based payments to directors and employees	28.4	4.7	33.1	26.5	1.3	27.8
Administrative expense and other	67.4	36.7	104.1	82.3	51.4	133.7
Losses on claims, net, operating expenses and other expenses(1)(2)	3,846.1	1,331.5	5,177.6	2,983.5	1,192.1	4,175.6
Commissions, net (note 9)(3)	724.4	—	724.4	616.6	—	616.6
Interest expense (note 10)(3)	78.3	31.4	109.7	79.1	41.8	120.9
	4,648.8	1,362.9	6,011.7	3,679.2	1,233.9	4,913.1

	First nine months
	2021			2020
	Insurance and reinsurance companies	Non-insurance companies	Total	Insurance and reinsurance companies	Non-insurance companies	Total
Losses and loss adjustment expenses, property and casualty	7,777.8	—	7,777.8	6,549.5	—	6,549.5
Changes in provision for policy benefits and claims, Eurolife (note 15)	36.9	—	36.9	—	—	—
Cost of sales	—	2,239.9	2,239.9	—	2,070.2	2,070.2
Wages and salaries	1,108.5	556.5	1,665.0	1,000.8	451.8	1,452.6
Depreciation, amortization and impairment charges	178.4	404.1	582.5	180.2	371.7	551.9
Employee benefits	254.1	92.1	346.2	247.6	79.3	326.9
Premium taxes	211.0	—	211.0	178.2	—	178.2
Information technology costs	157.9	27.6	185.5	136.6	23.2	159.8
Marketing, shipping and delivery	23.2	138.5	161.7	18.6	116.9	135.5
Audit, legal and other professional fees	107.1	32.5	139.6	101.2	48.0	149.2
Utilities, repairs and maintenance	9.2	108.7	117.9	9.3	79.1	88.4
Share-based payments to directors and employees	84.2	14.6	98.8	76.8	(0.2)	76.6
Administrative expense and other	200.8	125.8	326.6	214.2	163.8	378.0
Losses on claims, net, operating expenses and other expenses(1)(2)	10,149.1	3,740.3	13,889.4	8,713.0	3,403.8	12,116.8
Commissions, net (note 9)(3)	2,008.3	—	2,008.3	1,734.3	—	1,734.3
Interest expense (note 10)(3)(4)	288.6	105.0	393.6	227.4	131.4	358.8
	12,446.0	3,845.3	16,291.3	10,674.7	3,535.2	14,209.9
(1)    Expenses of the insurance and reinsurance companies, excluding commissions, net and interest expense, are included in losses on claims, net and operating expenses in the consolidated statement of earnings.
(2)    Expenses of the non-insurance companies, excluding commissions, net and interest expense.
(3)    Presented as separate lines in the consolidated statement of earnings.
(4)    Interest expense included loss on redemption of borrowings of the holding company in the first quarter of 2021 as described in note 10.
During the third quarter and first nine months of 2021 the Non-insurance companies reporting segment recognized COVID-19-related government wage assistance of $8.2 and $61.3 (2020 - $63.7 and $93.4) as a reduction of other expenses in the consolidated statement of earnings.

19.    Supplementary Cash Flow Information
Cash and cash equivalents included on the consolidated balance sheets were comprised as follows:

	September 30, 2021
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	291.9	375.4	667.3	—	—	—	291.9	375.4	667.3
Holding company assets pledged for derivative obligations	—	15.6	15.6	—	—	—	—	15.6	15.6
Subsidiary cash and short term investments	4,863.7	5,010.8	9,874.5	556.5	412.1	968.6	5,420.2	5,422.9	10,843.1
Fairfax India	31.7	81.7	113.4	1.5	10.4	11.9	33.2	92.1	125.3
	5,187.3	5,483.5	10,670.8	558.0	422.5	980.5	5,745.3	5,906.0	11,651.3

	December 31, 2020
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	81.9	192.3	274.2	5.8	—	5.8	87.7	192.3	280.0
Subsidiary cash and short term investments	2,736.0	1,398.6	4,134.6	349.4	402.5	751.9	3,085.4	1,801.1	4,886.5
Fairfax India	36.0	22.3	58.3	31.9	—	31.9	67.9	22.3	90.2
	2,853.9	1,613.2	4,467.1	387.1	402.5	789.6	3,241.0	2,015.7	5,256.7
Details of certain cash flows included in the consolidated statements of cash flows for the three and nine months ended September 30 were as follows:

	Third quarter		First nine months
	2021	2020	2021	2020
Net (purchases) sales of investments classified at FVTPL
Short term investments	2,291.7	(1,439.8)	1,265.2	(505.8)
Bonds	89.9	695.1	338.9	(752.9)
Preferred stocks	(28.6)	(11.5)	(26.1)	(23.1)
Common stocks	141.6	26.5	289.4	59.6
Net Derivatives	(138.5)	(116.6)	343.3	(475.9)
	2,356.1	(846.3)	2,210.7	(1,698.1)

Net interest and dividends received
Interest and dividends received	213.6	191.3	591.7	600.0
Interest paid on borrowings	(76.9)	(49.9)	(266.7)	(228.8)
Interest paid on lease liabilities	(11.0)	(17.1)	(44.2)	(45.1)
	125.7	124.3	280.8	326.1

Net income taxes paid	(133.6)	(38.5)	(236.3)	(46.9)

20.    Related Party Transactions
Transactions with associates
Atlas preferred shares and warrants
On June 11, 2021 the company exchanged certain tranches of its Atlas debentures for preferred shares and warrants as described in note 6.
HFP unsecured debentures and warrants
On March 31, 2021 the company invested $100.0 in HFP unsecured debentures and warrants as described in note 6.
RiverStone Barbados portfolio investments
On February 8, 2021 the company entered into an arrangement to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados pursuant to the transaction described in note 15.
Fairfax consolidated internal investment funds
Prior to its consolidation as described in note 15, Eurolife invested $80.0 in a Fairfax consolidated internal investment fund during the first quarter of 2021. This intercompany investment is now eliminated in the company's consolidated financial reporting.
Eurolife non-controlling interest redemption liability
Pursuant to the consolidation of Eurolife as described in note 15, the company has a redemption liability on the 20.0% non-controlling interest in Eurolife held by the company's associate Eurobank that is included in accounts payable and accrued liabilities on the consolidated balance sheet.
Transactions with subsidiaries
Fairfax India's sale of Privi
On April 29, 2021 Fairfax India completed the sale of its 48.8% equity interest in Privi to certain affiliates of Privi's founders as described in note 15.
Thomas Cook India preferred shares
During the first quarter of 2021 the company invested $60.0 in Thomas Cook India preferred shares through a private placement. This intercompany shareholding is eliminated in the company's consolidated financial reporting.
Fairfax India Performance Fee Receivable
On September 30, 2021 the holding company had a performance fee receivable of $117.1 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. This intercompany receivable is eliminated in the company's consolidated financial reporting. Under the investment advisory agreement, if a performance fee is payable for the period ending on December 31, 2023, the performance fee will be payable in cash, or at Fairfax's option, in subordinate voting shares of Fairfax India. If Fairfax elects to have the performance fee paid in subordinate voting shares, such election must be made no later than December 15, 2023.
On March 5, 2021 the holding company received 546,263 newly issued Fairfax India subordinate voting shares as settlement of an intercompany performance fee receivable of $5.2 pursuant to its investment advisory agreement with Fairfax India as the increase in Fairfax India's book value per share (common shareholders' equity divided by the number of common shares effectively outstanding) over the period from January 1, 2018 to December 31, 2020 exceeded a specified threshold.
Fairfax India Senior Notes Offering
On February 26, 2021 the company's insurance and reinsurance subsidiaries purchased $58.4 principal amount of Fairfax India's 5.00% unsecured senior notes pursuant to the offering described in note 10.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of November 4, 2021)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2021, and the notes to the MD&A contained in the company's 2020 Annual Report.

(2)Management analyzes and assesses the underlying insurance and reinsurance and run-off operations, and the financial position of the consolidated group, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to similar measures presented by other companies.

(3)The company presents information on gross premiums written and net premiums written throughout this MD&A. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These performance measures are used in the insurance industry and by management primarily to evaluate business volumes.

(4)The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (losses on claims expressed as a percentage of net premiums earned) and the expense ratio (commissions and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (losses on claims excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio) and combined ratio points (expressing a particular loss such as a catastrophe loss as a percentage of net premiums earned). All of the ratios described above are calculated from information disclosed in note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2021 and are used by management for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry.

(5)The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or an individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or an individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms “total return swap expense" and "total return swap income" refer to the net dividends and interest paid and received respectively on the company's long and short equity total return swaps. Interest and dividends as presented in the consolidated statement of earnings includes total return swap expense or income.

(6)The measures "pre-tax income (loss) before net gains (losses) on investments", "net realized gains (losses) on investments", "pre-tax income (loss) including net realized gains (losses) on investments" and "net change in unrealized gains (losses) on investments" are presented separately in this MD&A, consistent with the manner in which management reviews the results of the company's investment management strategies. The two measures "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are performance measures derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the interim consolidated financial statements for the three and nine months ended September 30, 2021, and their sum is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings.

(7)In this MD&A "long equity exposures" and "short equity exposures" refer to long and short positions respectively, in equity and equity-related instruments held for investment purposes, and "net equity exposures and financial effects" refers to the company's long equity exposures net of its short equity exposures. "Long equity exposures" exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long term strategic holdings. For details, see note 16 (Financial Risk Management, under the heading of "Market risk") to the interim consolidated financial statements for the three and nine months ended September 30, 2021.

(8)Ratios presented in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those ratios are used by the company to assess the amount of leverage employed in its operations. The company also presents an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's interim consolidated financial statements for the three and nine months ended September 30, 2021 and are explained in note 16 (Financial Risk Management, under the heading of "Capital Management") thereto.

(9)Book value per basic share is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 11 (Total Equity, under the heading of "Common stock") respectively to the interim consolidated financial statements for the three and nine months ended September 30, 2021.

(10)References in this MD&A to the company's insurance and reinsurance operations do not include the company's life insurance and run-off operations, consistent with the presentation in note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.

(11)Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented for the insurance and reinsurance subsidiaries in this MD&A as management believes this amount to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This performance measure is calculated from amounts that comprise cash provided by (used in) operating activities in the consolidated statement of cash flows.

Business Developments
    Acquisitions and Divestitures
For a description of these transactions, see note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.
    COVID-19
For a discussion of the impacts of the COVID-19 pandemic, see note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.

Sources of Income
Income in the interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020 is shown in the table that follows.

	Third quarter		First nine months
	2021	2020	2021	2020
Net premiums earned - Property and Casualty Insurance and Reinsurance
Northbridge	472.5	377.8	1,330.0	1,039.7
Odyssey Group	1,109.8	944.9	3,123.2	2,648.2
Crum & Forster	742.1	614.5	2,058.6	1,776.4
Zenith National	184.8	166.9	527.3	471.2
Brit	519.2	419.2	1,395.2	1,239.1
Allied World	926.0	701.2	2,513.7	1,986.1
Fairfax Asia	69.7	52.9	177.1	164.8
Other	365.3	294.4	1,009.1	839.7
	4,389.4	3,571.8	12,134.2	10,165.2
Life insurance and Run-off	49.8	—	49.8	127.9
Net premiums earned	4,439.2	3,571.8	12,184.0	10,293.1
Interest and dividends	167.2	181.8	495.9	604.7
Share of profit (loss) of associates	227.3	50.8	347.0	(177.5)
Net gains (losses) on investments	374.6	(27.3)	2,506.8	(922.7)
Gain on sale and consolidation of insurance subsidiaries	134.9	—	246.9	117.1
Other revenue(1)	1,367.2	1,215.5	3,759.0	3,302.1
	6,710.4	4,992.6	19,539.6	13,216.8
(1)    Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by Recipe, Thomas Cook India and its subsidiary Sterling Resorts, AGT, Toys "R" Us Canada (deconsolidated on August 19, 2021), and Fairfax India and its subsidiaries NCML, Fairchem, Privi (deconsolidated on April 29, 2021) and Saurashtra Freight. Also included is the revenue earned by Mosaic Capital (deconsolidated on August 5, 2021), Boat Rocker, Dexterra Group (formerly Horizon North (acquired on May 29, 2020)), Praktiker, Sporting Life, Golf Town, Pethealth, Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020), Farmers Edge (consolidated on July 1, 2020), Kitchen Stuff Plus, Rouge Media (deconsolidated on January 1, 2021) and William Ashley.
Income of $6,710.4 in the third quarter of 2021 increased from $4,992.6 in the third quarter of 2020 principally as a result of increases in net premiums earned, net gains on investments, share of profit of associates and other revenue, and gain on sale and consolidation of insurance subsidiaries.
Income of $19,539.6 in the first nine months of 2021 increased from $13,216.8 in the first nine months of 2020 principally as a result of net gains on investments and share of profit of associates, increases in net premiums earned and other revenue, and increased gain on sale and consolidation of insurance subsidiaries, partially offset by decreased interest and dividends.
The increase in net premiums earned in the third quarter of 2021 of $867.4 (24.3%) reflected increases of $817.6 (22.9%) by the company's property and casualty insurance and reinsurance operations, primarily at Allied World ($224.8, 32.1%), Odyssey Group ($164.9, 17.5%), Crum & Forster ($127.6, 20.8%), Brit ($100.0, 23.9%), Northbridge ($94.7, 25.1%, inclusive of the favourable effect of foreign currency translation), Insurance and Reinsurance – Other ($70.9, 24.1%), Zenith National ($17.9, 10.7%) and Fairfax Asia ($16.8, 31.8%); and the consolidation of Eurolife on July 14, 2021.
The increase in net premiums earned in the first nine months of 2021 of $1,890.9 (18.4%) reflected increases of $1,969.0 (19.4%) by the company’s property and casualty insurance and reinsurance operations, primarily at Allied World ($527.6, 26.6%), Odyssey Group ($475.0, 17.9%), Northbridge ($290.3, 27.9%, inclusive of the favourable effect of foreign currency translation), Crum & Forster ($282.2, 15.9%), Insurance and Reinsurance – Other ($169.4, 20.2%), Brit ($156.1, 12.6%), Zenith National ($56.1, 11.9%) and Fairfax Asia ($12.3, 7.5%); and the consolidation of Eurolife on July 14, 2021, partially offset by a decrease in net premiums earned at Run-off which principally reflected the first quarter 2020 Part VII transfer and reinsurance transactions described in the Run-off section of this MD&A.
An analysis of interest and dividends, share of profit (loss) of associates and net gains (losses) on investments for the third quarters and first nine months of 2021 and 2020 is provided in the Investments section of this MD&A.
Gain on sale and consolidation of insurance subsidiaries of $246.9 in the first nine months of 2021 reflected realized gains on the consolidation of Eurolife ($130.5) and Singapore Re ($32.4), a realized gain of $36.1 recorded by Allied World on disposition of its majority interest in Vault Insurance and other modest gains recorded by the insurance and reinsurance subsidiaries. Gain on sale and consolidation of insurance subsidiaries of $117.1 in the first nine months of 2020 related to the deconsolidation of European Run-off as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

The increase in other revenue to $1,367.2 in the third quarter of 2021 from $1,215.5 in the third quarter of 2020 principally reflected higher business volumes at the Restaurants and retail operating segment, Boat Rocker, Dexterra Group and Thomas Cook India, partially offset by the deconsolidation of Fairfax Africa (on December 8, 2020), Privi at Fairfax India (on April 29, 2021) and Toys "R" Us Canada (on August 19, 2021).
The increase in other revenue to $3,759.0 in the first nine months of 2021 from $3,302.1 in the first nine months of 2020 principally reflected higher business volumes at the Restaurants and retail operating segment (partially offset by the deconsolidation of Toys "R" Us Canada (on August 19, 2021)), Dexterra Group (partly due to the reverse acquisition of Horizon North on May 29, 2020), Boat Rocker and AGT, and the impact of the strengthening of the Canadian dollar relative to the U.S. dollar on the non-insurance companies located in Canada, partially offset by the deconsolidation of Fairfax Africa (on December 8, 2020) and Privi at Fairfax India (on April 29, 2021). Refer to the Non-insurance companies section of this MD&A for details.
Net Premiums Written
The table which follows presents net premiums written by the company’s insurance and reinsurance operations.

	Third quarter			First nine months
Net premiums written - Property and Casualty Insurance and Reinsurance	2021	2020	% change year-over-year	2021	2020	% change year-over-year
Northbridge	464.2	379.0	22.5%	1,389.4	1,091.2	27.3%
Odyssey Group	1,138.9	969.3	17.5%	3,320.6	2,769.0	19.9%
Crum & Forster	788.0	657.9	19.8%	2,220.5	1,888.4	17.6%
Zenith National	167.3	146.3	14.4%	576.4	516.3	11.6%
Brit	704.2	487.2	44.5%	1,568.6	1,353.4	15.9%
Allied World	970.4	726.6	33.6%	3,047.4	2,318.7	31.4%
Fairfax Asia	71.7	59.4	20.7%	177.5	164.5	7.9%
Other	392.9	309.5	26.9%	1,072.6	889.1	20.6%
	4,697.6	3,735.2	25.8%	13,373.0	10,990.6	21.7%
Life insurance and Run-off	48.8	—	100.0%	48.8	146.5	(66.7)%
	4,746.4	3,735.2	27.1%	13,421.8	11,137.1	20.5%

Property and Casualty Insurance and Reinsurance Operations
Northbridge’s net premiums written increased by 22.5% and 27.3% in the third quarter and first nine months of 2021. In Canadian dollar terms, Northbridge’s net premiums written increased by 15.8% and 17.7%, reflecting new business, strong retention of renewal business, rate increases, decreased returned premium due to reduced exposure from COVID-19 closures and increased premium retention on certain lines of business.
Odyssey Group's net premiums written increased by 17.5% and 19.9% in the third quarter and first nine months of 2021, primarily reflecting increased business volume across all divisions, principally U.S. Insurance (primarily growth in financial products, professional liability and crop), North America (primarily growth in U.S. casualty reinsurance), EuroAsia (primarily property and motor) and London Market (primarily general liability and directors and officers liability at Newline), partially offset by growth in business with higher cession rates, primarily in U.S. Insurance.
Crum & Forster's net premiums written increased by 19.8% and 17.6% in the third quarter and first nine months of 2021, principally reflecting growth in Accident and Health (primarily medical and travel), Commercial Lines (primarily cyber and general liability), and Surplus and Specialty (primarily general liability, umbrella and automobile) divisions.
Zenith National's net premiums written increased by 14.4% and 11.6% in the third quarter and first nine months of 2021, primarily reflecting the partial unwinding of provisions for premium adjustments made in 2020 associated with expected reduced payroll exposure from COVID-19, growth in other property and casualty lines and increased payroll exposure, partially offset by price decreases in the workers' compensation business.
Brit's net premiums written increased by 44.5% in the third quarter of 2021 primarily reflecting the launch of Ki Insurance in the fourth quarter of 2020, increases in certain London Insurance lines of business (primarily cyber and professional liability), Overseas Distribution (primarily casualty treaty) and London Reinsurance lines of business (primarily property treaty and casualty treaty). Brit's net premiums written increased by 15.9% in the first nine months of 2021, primarily reflecting the impact of the same factors that affected the third quarter of 2021, partially offset by purchase of multi-year reinsurance protection for a range of U.S. catastrophe perils in the first quarter of 2021. Excluding the effect of the multi-year reinsurance protection, which increased ceded premium by $93.0 in the first nine months of 2021, net premiums written increased by 22.8%.
Allied World's net premiums written increased by 33.6% and 31.4% in the third quarter and first nine months of 2021, primarily reflecting new business and rate increases across both the insurance segment (principally the North American and Global Markets platforms relating to excess casualty and professional lines) and the reinsurance segment (primarily North American casualty lines of business) and increased premium retention, primarily in casualty and professional lines of business.

Fairfax Asia's net premiums written increased 20.7% and 7.9% in the third quarter and first nine months of 2021, principally reflecting the consolidation of Singapore Re. Excluding the effect of Singapore Re, net premiums written decreased by 4.7% and 1.3% in the third quarter and first nine months of 2021, primarily reflecting increased business volumes in business with higher cession rates at Pacific (primarily fire classes of business), decreased business volumes at Falcon Insurance, primarily on its 25% quota share reinsurance participation in the net underwriting result of MS First Capital’s insurance portfolio, and at Fairfirst Insurance as a result of challenging market conditions.
Insurance and Reinsurance – Other's net premiums written increased by 26.9% and 20.6% in the third quarter and first nine months of 2021, primarily reflecting increases at Group Re, Fairfax CEE (Polish Re and Colonnade Insurance), Fairfax Brasil, partially offset by decreased premium retention at Fairfax Latam (primarily related to a quota share agreement at La Meridional Argentina).
Life insurance and Run-off
Eurolife's net premiums written of $48.9 for the period July 14, 2021 to September 30, 2021, primarily consisted of traditional life insurance policies (whole life and term life), Group benefits including retirement benefits, and accident and health insurance policies.
Refer to the Run-off section of this MD&A which describes the first quarter 2020 Part VII transfer and reinsurance transactions.

Sources of Net Earnings
The table below presents the sources of the company's net earnings for the three and nine months ended September 30, 2021 and 2020 using amounts presented in note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2021, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. The table shows separately combined ratios and underwriting results for each of the Property and Casualty Insurance and Reinsurance segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance, Life insurance and Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company's investment management strategies.

	Third quarter		First nine months
Combined ratios - Property and Casualty Insurance and Reinsurance	2021	2020	2021	2020
Northbridge	89.6%	89.9%	87.2%	93.4%
Odyssey Group	109.5%	99.4%	101.3%	99.2%
Crum & Forster	97.5%	99.3%	97.8%	98.6%
Zenith National	92.1%	92.7%	91.0%	91.6%
Brit	118.0%	114.0%	105.3%	109.6%
Allied World	94.4%	93.1%	94.5%	95.2%
Fairfax Asia	87.1%	96.0%	91.5%	99.4%
Other	97.3%	99.8%	97.2%	98.8%
Consolidated	101.1%	98.5%	97.3%	98.6%

Sources of net earnings
Underwriting profit (loss) - Property and Casualty Insurance and Reinsurance
Northbridge	48.9	38.2	170.7	68.5
Odyssey Group	(105.8)	6.0	(41.1)	20.1
Crum & Forster	18.9	4.1	44.8	25.7
Zenith National	14.7	12.2	47.6	39.6
Brit	(93.5)	(58.9)	(74.1)	(118.5)
Allied World	51.6	48.3	139.0	96.0
Fairfax Asia	9.0	2.1	15.0	0.9
Other	9.7	0.4	28.5	9.9
Underwriting profit (loss) - property and casualty insurance and reinsurance	(46.5)	52.4	330.4	142.2
Interest and dividends - property and casualty insurance and reinsurance	119.0	127.7	341.2	440.3
Share of profit of associates - property and casualty insurance and reinsurance	172.2	74.6	269.6	18.3
Operating income - property and casualty insurance and reinsurance	244.7	254.7	941.2	600.8
Life insurance and Run-off (excluding net gains (losses) on investments)	(2.6)	(9.3)	(43.2)	(47.6)
Non-insurance companies reporting segment (excluding net gains (losses) on investments)	25.7	0.6	(103.6)	(113.7)
Interest expense	(109.7)	(120.9)	(393.6)	(358.8)
Corporate overhead and other	31.1	(18.3)	93.8	(268.2)
Gain on sale and consolidation of insurance subsidiaries	134.9	—	246.9	117.1
Pre-tax income (loss) before net gains (losses) on investments	324.1	106.8	741.5	(70.4)
Net realized gains (losses) on investments	589.7	(87.1)	1,152.8	(269.9)
Pre-tax income (loss) including net realized gains (losses) on investments	913.8	19.7	1,894.3	(340.3)
Net change in unrealized gains (losses) on investments	(215.1)	59.8	1,354.0	(652.8)
Pre-tax income (loss)	698.7	79.5	3,248.3	(993.1)
Income taxes	(122.6)	(37.7)	(569.4)	72.1
Net earnings (loss)	576.1	41.8	2,678.9	(921.0)

Attributable to:
Shareholders of Fairfax	462.4	133.7	2,469.8	(690.7)
Non-controlling interests	113.7	(91.9)	209.1	(230.3)
	576.1	41.8	2,678.9	(921.0)

Net earnings (loss) per share	$17.43	$4.66	$93.69	$(27.27)
Net earnings (loss) per diluted share	$16.44	$4.44	$88.62	$(27.27)
Cash dividends paid per share	$—	$—	$10.00	$10.00

The company's property and casualty insurance and reinsurance operations produced an underwriting loss of $46.5 and underwriting profit of $330.4 (combined ratios of 101.1% and 97.3%) in the third quarter and first nine months of 2021 compared to underwriting profit of $52.4 and $142.2 (combined ratios of 98.5% and 98.6%) in the third quarter and first nine months of 2020.
The increase in the combined ratio in the third quarter of 2021 principally reflected increased current period catastrophe losses and decreased net favourable prior year reserve development, partially offset by decreased current period COVID-19 losses and growth in net premiums earned, including rate increases across most lines of business relative to modest changes in underwriting expenses.
The decrease in the combined ratio in the first nine months of 2021 principally reflected decreased current period COVID-19 losses and growth in net premiums earned, including rate increases across most lines of business relative to modest changes in underwriting expenses, partially offset by increased current period catastrophe losses and decreased net favourable prior year reserve development.
The following table presents the components of the company's combined ratios for the three and nine months ended September 30, 2021 and 2020:

	Third quarter		First nine months
	2021	2020	2021	2020
Underwriting profit (loss) - Property and Casualty Insurance and Reinsurance	(46.5)	52.4	330.4	142.2

Loss & LAE - accident year	72.9%	68.3%	67.6%	68.6%
Commissions	16.3%	17.3%	16.5%	17.1%
Underwriting expense	13.5%	15.0%	14.4%	15.6%
Combined ratio - accident year	102.7%	100.6%	98.5%	101.3%
Net favourable reserve development	(1.6)%	(2.1)%	(1.2)%	(2.7)%
Combined ratio - calendar year	101.1%	98.5%	97.3%	98.6%
Net (favourable) adverse prior year reserve development for the three and nine months ended September 30, 2021 and 2020 was comprised as follows:

	Third quarter		First nine months
Property and Casualty Insurance and Reinsurance	2021(1)	2020	2021(1)	2020
Northbridge	0.5	(17.2)	12.9	(15.3)
Odyssey Group	(27.0)	(32.3)	(22.9)	(91.1)
Crum & Forster	(0.1)	(1.7)	(3.2)	(4.1)
Zenith National	(10.8)	(14.4)	(46.2)	(62.4)
Brit	(19.0)	(8.1)	(60.4)	(42.4)
Allied World	—	—	18.9	(25.3)
Fairfax Asia	(4.8)	(3.7)	(17.1)	(13.0)
Other	(8.4)	3.1	(26.5)	(21.8)
Net favourable prior year reserve development	(69.6)	(74.3)	(144.5)	(275.4)
(1)    Includes net favourable prior year reserve development of COVID-19 losses of $19.6 in the third quarter of 2021 and net adverse prior year reserve development of COVID-19 losses of $67.5 in the first nine months of 2021, primarily at Odyssey Group and Allied World related to assumed business interruption exposures outside North America.
Current period catastrophe losses and COVID-19 losses for the three and nine months ended September 30, 2021 and 2020 were comprised as follows:

	Third quarter						First nine months
	2021			2020			2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Ida	340.1	7.8		—	—		340.1	2.8		—	—
U.S. winter storms	1.8	—		—	—		248.7	2.1		—	—
European floods	173.8	4.0		—	—		173.8	1.4		—	—
Hurricane Laura	—	—		112.3	3.1		—	—		112.3	1.1
Other	88.9	2.1		106.3	3.0		191.2	1.6		307.5	3.0
Total catastrophe losses	604.6	13.9		218.6	6.1		953.8	7.9		419.8	4.1
COVID-19 losses(2)	12.2	0.3		143.2	4.0		40.2	0.3		535.6	5.3
	616.8	14.2	points	361.8	10.1	points	994.0	8.2	points	955.4	9.4	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the third quarter and first nine months of 2021 primarily comprised accident and health exposures (approximately 45% and 48%) and event cancellation coverage (approximately 52% and 44%). COVID-19 losses in the third quarter and first nine months of 2020 were comprised primarily of business interruption exposures (approximately 22% and 40%, principally from business outside North America), pandemic medical expense (approximately 44% and 12%) and event cancellation coverage (approximately 11% and 29%).

The commission expense ratio decreased to 16.3% and 16.5% in the third quarter and first nine months of 2021 from 17.3% and 17.1% in the third quarter and first nine months of 2020, primarily reflecting decreases at Allied World (principally lower average gross commissions, primarily in the insurance segment), and Odyssey Group (primarily reflecting changes in the mix of business written).
The underwriting expense ratio decreased to 13.5% and 14.4% in the third quarter and first nine months of 2021 from 15.0% and 15.6% in the third quarter and first nine months of 2020, primarily reflecting decreases at Allied World, Odyssey Group, Crum & Forster (principally increased net premiums earned relative to modest increases in other underwriting expenses) and Brit (primarily reflecting increased net premiums earned relative to modest changes in other underwriting expenses (primarily staff costs), partially offset by increased fee income, primarily from the management of third party underwriting capital).
Other underwriting expenses increased to $590.4 and $1,742.5 in the third quarter and first nine months of 2021 from $538.2 and $1,584.6 in the third quarter and first nine months of 2020, primarily reflecting increased business volumes at Northbridge, Odyssey Group, Allied World and Crum & Forster. For further details refer to note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.
Operating expenses as presented in the consolidated statement of earnings increased to $683.1 and $2,048.1 in the third quarter and first nine months of 2021 from $617.2 and $1,893.7 in the third quarter and first nine months of 2020, primarily reflecting increases in other underwriting expenses of the property and casualty insurance and reinsurance operations (as described in the preceding paragraph). The increase in the first nine months of 2021 was partially offset by lower Fairfax holding companies' corporate overhead (refer to the Corporate Overhead and Other section in this MD&A for further details).
Other expenses as presented in the consolidated statement of earnings increased to $1,331.5 in the third quarter of 2021 from $1,192.1 in the third quarter of 2020, principally reflected higher business volumes at Boat Rocker, Restaurants and retail operating segment (partially offset by the deconsolidation of Toys "R" Us Canada (on August 19, 2021)), Dexterra Group and Thomas Cook India, partially offset by the deconsolidation of Fairfax Africa (on December 8, 2020) and Privi at Fairfax India (on April 29, 2021).
Other expenses as presented in the consolidated statement of earnings increased to $3,740.3 in the first nine months of 2021 from $3,403.8 in the first nine months of 2020, principally reflecting higher business volumes at Dexterra Group (partly due to the reverse acquisition of Horizon North on May 29, 2020), AGT, Boat Rocker and Restaurants and retail operating segment (partially offset by the deconsolidation of Toys "R" Us Canada (on August 19, 2021)), and the impact of the strengthening of the Canadian dollar relative to the U.S. dollar on the non-insurance companies located in Canada, partially offset by the deconsolidation of Fairfax Africa (on December 8, 2020) and Privi at Fairfax India (on April 29, 2021). Refer to the Non-insurance companies section of this MD&A for details.
An analysis of interest and dividends, share of profit (loss) of associates and net gains (losses) on investments for the three and nine months ended September 30, 2021 and 2020 is provided in the Investments section of this MD&A.
Net earnings attributable to shareholders of Fairfax increased to $462.4 (net earnings of $17.43 per basic share and $16.44 per diluted share) in the third quarter of 2021 from net earnings of $133.7 (net earnings of $4.66 per basic share and $4.44 per diluted share) in the third quarter of 2020. Net earnings attributable to shareholders of Fairfax of $2,469.8 (net earnings of $93.69 per basic and $88.62 per diluted share) in the first nine months of 2021 compared to a net loss attributable to shareholders of Fairfax of $690.7 (net loss of $27.27 per basic share and diluted share) in the first nine months of 2020. The improvement in profitability in the third quarter and first nine months of 2021 principally reflected increases in net gains on investments, share of profit of associates and gain on sale and consolidation of insurance subsidiaries, partially offset by provision for income taxes and non-controlling interests' share of net earnings. In addition, in the third quarter of 2021 an underwriting loss reduced net earnings while improved underwriting profits in the first nine months of 2021 benefited net earnings.

Net Earnings by Reporting Segment
The company's sources of net earnings by reporting segment are set out below for the three and nine months ended September 30, 2021 and 2020. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the company, primarily to Odyssey Group, Allied World and Group Re. Additional details about share of profit (loss) of associates and net gains (losses) on investments, by reporting segment, are set out in the Investments section of this MD&A.
Quarter ended September 30, 2021

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	550.5	1,323.1	967.7	172.8	828.1	1,447.3	152.8	619.8	6,062.1	50.8	—	—	(142.0)	5,970.9
Net premiums written	464.2	1,138.9	788.0	167.3	704.2	970.4	71.7	392.9	4,697.6	48.8	—	—	—	4,746.4
Net premiums earned	472.5	1,109.8	742.1	184.8	519.2	926.0	69.7	365.3	4,389.4	49.8	—	—	—	4,439.2
Underwriting profit (loss)	48.9	(105.8)	18.9	14.7	(93.5)	51.6	9.0	9.7	(46.5)	(16.2)	—	—	0.1	(62.6)
Interest and dividends	21.1	27.6	17.1	1.1	12.1	20.7	5.5	13.8	119.0	6.4	(16.6)	(2.5)	60.9	167.2
Share of profit of associates	9.0	35.6	36.6	33.7	21.4	22.0	0.6	13.3	172.2	7.2	7.0	40.9	—	227.3
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	35.3	—	0.4	35.7
Operating income (loss)	79.0	(42.6)	72.6	49.5	(60.0)	94.3	15.1	36.8	244.7	(2.6)	25.7	38.4	61.4	367.6
Net gains (losses) on investments(1)	(6.5)	(46.2)	(5.5)	8.4	14.3	(8.9)	383.4	(22.1)	316.9	5.2	93.1	(40.6)	—	374.6
Gain on sale and consolidation of insurance subsidiaries	—	—	—	—	—	—	4.4	—	4.4	—	—	130.5	—	134.9
Interest expense	(0.3)	(0.9)	(1.0)	(0.9)	(4.4)	(6.9)	(0.1)	(0.4)	(14.9)	(0.2)	(31.4)	(64.2)	1.0	(109.7)
Corporate overhead and other	(2.3)	(0.6)	(4.7)	(2.3)	(2.8)	(14.3)	(2.2)	(1.5)	(30.7)	(3.5)	—	27.9	(62.4)	(68.7)
Pre-tax income (loss)	69.9	(90.3)	61.4	54.7	(52.9)	64.2	400.6	12.8	520.4	(1.1)	87.4	92.0	—	698.7
Income taxes														(122.6)
Net earnings														576.1

Attributable to:
Shareholders of Fairfax														462.4
Non-controlling interests														113.7
														576.1
(1)    Includes net gains on deconsolidation of non-insurance subsidiaries primarily related to the deconsolidation of Toys "R" Us Canada of $85.7 as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.

Quarter ended September 30, 2020

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	457.3	1,095.8	799.6	150.3	602.4	1,168.2	119.6	482.3	4,875.5	—	—	—	(132.3)	4,743.2
Net premiums written	379.0	969.3	657.9	146.3	487.2	726.6	59.4	309.5	3,735.2	—	—	—	—	3,735.2
Net premiums earned	377.8	944.9	614.5	166.9	419.2	701.2	52.9	294.4	3,571.8	—	—	—	—	3,571.8
Underwriting profit (loss)	38.2	6.0	4.1	12.2	(58.9)	48.3	2.1	0.4	52.4	(17.2)	—	—	—	35.2
Interest and dividends	11.9	34.5	17.7	4.2	13.3	29.7	4.9	11.5	127.7	5.1	5.5	11.8	31.7	181.8
Share of profit (loss) of associates	2.7	21.3	6.6	4.1	11.1	14.7	9.4	4.7	74.6	2.8	(38.6)	12.0	—	50.8
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	33.7	—	(10.3)	23.4
Operating income (loss)	52.8	61.8	28.4	20.5	(34.5)	92.7	16.4	16.6	254.7	(9.3)	0.6	23.8	21.4	291.2
Net gains (losses) on investments(1)	62.2	(37.7)	(43.3)	(19.8)	(2.4)	11.3	13.6	19.7	3.6	(1.8)	(38.6)	9.5	—	(27.3)
Interest expense	(0.3)	(1.5)	(1.2)	(0.9)	(4.5)	(7.5)	(0.1)	(0.3)	(16.3)	(0.2)	(41.8)	(62.6)	—	(120.9)
Corporate overhead and other	(1.8)	(1.1)	(7.5)	(3.3)	(3.4)	(17.3)	(2.0)	—	(36.4)	—	—	6.9	(34.0)	(63.5)
Pre-tax income (loss)	112.9	21.5	(23.6)	(3.5)	(44.8)	79.2	27.9	36.0	205.6	(11.3)	(79.8)	(22.4)	(12.6)	79.5
Income taxes														(37.7)
Net earnings														41.8

Attributable to:
Shareholders of Fairfax														133.7
Non-controlling interests														(91.9)
														41.8
(1)     Includes an aggregate non-cash loss of $164.0 principally at Odyssey Group, Allied World, Zenith and Brit pursuant to Fairfax Africa being classified as held for sale as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

Nine months ended September 30, 2021

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	1,547.9	3,952.4	2,706.3	593.7	2,292.5	4,469.3	371.3	1,767.0	17,700.4	50.8	—	—	(374.6)	17,376.6
Net premiums written	1,389.4	3,320.6	2,220.5	576.4	1,568.6	3,047.4	177.5	1,072.6	13,373.0	48.8	—	—	—	13,421.8
Net premiums earned	1,330.0	3,123.2	2,058.6	527.3	1,395.2	2,513.7	177.1	1,009.1	12,134.2	49.8	—	—	—	12,184.0
Underwriting profit (loss)	170.7	(41.1)	44.8	47.6	(74.1)	139.0	15.0	28.5	330.4	(69.5)	—	—	0.1	261.0
Interest and dividends	47.0	88.3	51.9	5.9	32.8	64.8	14.7	35.8	341.2	13.3	(126.1)	25.6	241.9	495.9
Share of profit of associates	11.6	62.0	55.0	43.8	31.5	34.6	8.1	23.0	269.6	13.0	9.6	54.8	—	347.0
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	12.9	—	5.8	18.7
Operating income (loss)	229.3	109.2	151.7	97.3	(9.8)	238.4	37.8	87.3	941.2	(43.2)	(103.6)	80.4	247.8	1,122.6
Net gains on investments(1)	181.0	426.3	193.0	38.9	24.9	156.3	809.5	55.9	1,885.8	70.0	286.2	264.8	—	2,506.8
Gain on sale and consolidation of insurance subsidiaries	—	—	—	—	27.1	35.5	53.8	—	116.4	—	—	130.5	—	246.9
Interest expense	(0.9)	(3.6)	(3.2)	(2.8)	(13.2)	(20.9)	(0.2)	(1.0)	(45.8)	(0.6)	(105.0)	(243.3)	1.1	(393.6)
Corporate overhead and other	(8.9)	(10.6)	(23.4)	(6.8)	(8.5)	(40.1)	(7.6)	(2.2)	(108.1)	(3.6)	—	125.7	(248.4)	(234.4)
Pre-tax income	400.5	521.3	318.1	126.6	20.5	369.2	893.3	140.0	2,789.5	22.6	77.6	358.1	0.5	3,248.3
Income taxes														(569.4)
Net earnings														2,678.9

Attributable to:
Shareholders of Fairfax														2,469.8
Non-controlling interests														209.1
														2,678.9
(1)    Includes net gains on deconsolidation of non-insurance subsidiaries primarily related to the deconsolidation of Privi by Fairfax India of $94.9 and Toys "R" Us Canada of $85.7 as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.

Nine months ended September 30, 2020

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	1,235.5	3,176.6	2,292.9	528.2	1,884.9	3,524.3	330.9	1,391.3	14,364.6	146.5	—	—	(289.5)	14,221.6
Net premiums written	1,091.2	2,769.0	1,888.4	516.3	1,353.4	2,318.7	164.5	889.1	10,990.6	146.5	—	—	—	11,137.1
Net premiums earned	1,039.7	2,648.2	1,776.4	471.2	1,239.1	1,986.1	164.8	839.7	10,165.2	127.9	—	—	—	10,293.1
Underwriting profit (loss)	68.5	20.1	25.7	39.6	(118.5)	96.0	0.9	9.9	142.2	(54.7)	—	—	—	87.5
Interest and dividends	43.9	118.3	63.3	15.4	46.7	98.9	15.6	38.2	440.3	20.1	57.4	45.7	41.2	604.7
Share of profit (loss) of associates	(8.5)	33.1	(18.5)	(11.1)	(0.6)	23.8	13.6	(13.5)	18.3	(13.0)	(87.8)	(95.0)	—	(177.5)
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	(83.3)	—	(18.4)	(101.7)
Operating income (loss)	103.9	171.5	70.5	43.9	(72.4)	218.7	30.1	34.6	600.8	(47.6)	(113.7)	(49.3)	22.8	413.0
Net gains (losses) on investments(1)	(35.4)	(282.3)	(248.9)	(84.4)	(9.8)	29.2	(10.4)	(81.8)	(723.8)	(157.2)	(149.8)	108.1	—	(922.7)
Gain (loss) on consolidation and deconsolidation of insurance subsidiary	—	(30.5)	(25.8)	—	—	—	—	—	(56.3)	(9.0)	—	182.4	—	117.1
Interest expense	(1.0)	(4.9)	(3.6)	(2.8)	(13.9)	(22.8)	(0.3)	(1.2)	(50.5)	(2.1)	(131.5)	(174.8)	0.1	(358.8)
Corporate overhead and other	(4.2)	(2.6)	(18.5)	(7.3)	(8.0)	(57.8)	(7.2)	(0.3)	(105.9)	—	—	(87.7)	(48.1)	(241.7)
Pre-tax income (loss)	63.3	(148.8)	(226.3)	(50.6)	(104.1)	167.3	12.2	(48.7)	(335.7)	(215.9)	(395.0)	(21.3)	(25.2)	(993.1)
Income taxes														72.1
Net loss														(921.0)

Attributable to:
Shareholders of Fairfax														(690.7)
Non-controlling interests														(230.3)
														(921.0)
(1)     Includes an aggregate non-cash loss of $164.0 principally at Odyssey Group, Allied World, Zenith and Brit pursuant to Fairfax Africa being classified as held for sale as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

Components of Net Earnings
Underwriting and Operating Income
Presented below are the underwriting and operating results of the property and casualty insurance and reinsurance reporting segments, the pre-tax income (loss) before interest expense and other of Eurolife, the operating income (loss) of Run-off, and the pre-tax income (loss) before interest expense and other of the Non-insurance companies reporting segment, for the three and nine months ended September 30, 2021 and 2020. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments by reporting segment for the three and nine months ended September 30, 2021 and 2020 are provided in the Investments section of this MD&A.

    Northbridge

	Cdn$		Cdn$
	Third quarter		First nine months		Third quarter		First nine months
	2021	2020	2021	2020	2021	2020	2021	2020
Underwriting profit	61.8	51.3	213.5	92.7	48.9	38.2	170.7	68.5

Loss & LAE - accident year	56.8%	61.1%	53.9%	62.4%	56.8%	61.1%	53.9%	62.4%
Commissions	18.1%	18.6%	17.5%	17.2%	18.1%	18.6%	17.5%	17.2%
Underwriting expenses	14.6%	14.7%	14.8%	15.3%	14.6%	14.7%	14.8%	15.3%
Combined ratio - accident year	89.5%	94.4%	86.2%	94.9%	89.5%	94.4%	86.2%	94.9%
Net (favourable) adverse reserve development	0.1%	(4.5)%	1.0%	(1.5)%	0.1%	(4.5)%	1.0%	(1.5)%
Combined ratio - calendar year	89.6%	89.9%	87.2%	93.4%	89.6%	89.9%	87.2%	93.4%

Gross premiums written	693.3	610.3	1,936.4	1,672.5	550.5	457.3	1,547.9	1,235.5
Net premiums written	585.1	505.1	1,738.2	1,477.1	464.2	379.0	1,389.4	1,091.2
Net premiums earned	595.0	504.1	1,663.8	1,407.5	472.5	377.8	1,330.0	1,039.7
Underwriting profit	61.8	51.3	213.5	92.7	48.9	38.2	170.7	68.5
Interest and dividends	26.6	15.8	58.8	59.4	21.1	11.9	47.0	43.9
Share of profit (loss) of associates	11.2	3.9	14.5	(11.4)	9.0	2.7	11.6	(8.5)
Operating income	99.6	71.0	286.8	140.7	79.0	52.8	229.3	103.9
The Canadian dollar strengthened relative to the U.S. dollar (measured using average foreign exchange rates) by 8.2% in the first nine months of 2021 compared to the first nine months of 2020. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.
Northbridge reported underwriting profit of Cdn$61.8 and Cdn$213.5 ($48.9 and $170.7) and combined ratios of 89.6% and 87.2% in the third quarter and first nine months of 2021 compared to underwriting profit of Cdn$51.3 and Cdn$92.7 ($38.2 and $68.5) and combined ratios of 89.9% and 93.4% in the third quarter and first nine months of 2020. The increase in underwriting profit in the third quarter and first nine months of 2021 principally reflected lower current accident year attritional loss experience (across most lines of business) as a result of reduced claims frequency due to COVID-19, continued rate increases and the absence of current period COVID-19 losses in the third quarter and first nine months of 2021 compared to Cdn$25.5 and Cdn$60.5 ($19.1 and $44.7) in the third quarter and first nine months of 2020, partially offset by net adverse prior year reserve development in the third quarter and first nine months of 2021 compared to net favourable prior year reserve development in the third quarter and first nine months of 2020.

	Third quarter								First nine months
	2021				2020				2021				2020
	Cdn$ Losses(1)	Losses(1)	Combined ratio impact		Cdn$ Losses(1)	Losses(1)	Combined ratio impact		Cdn$ Losses(1)	Losses(1)	Combined ratio impact		Cdn$ Losses(1)	Losses(1)	Combined ratio impact
Catastrophe losses(2)	8.3	6.6	1.4		6.2	4.8	1.3		11.8	9.4	0.7		38.8	28.7	2.8
COVID-19 losses(3)	—	—	—		25.5	19.1	5.0		—	—	—		60.5	44.7	4.3
	8.3	6.6	1.4	points	31.7	23.9	6.3	points	11.8	9.4	0.7	points	99.3	73.4	7.1	points
(1)     Net of reinstatement premiums.
(2)    Catastrophe losses in the third quarter and first nine months of 2020 principally related to the Fort McMurray floods and the Calgary hailstorms.
(3)    COVID-19 losses in the third quarter and first nine months of 2020 primarily related to long-term care facilities and business interruption exposures.

Prior year reserve development in the third quarter of 2021 was nominal. Net adverse prior year reserve development in the first nine months of 2021 of Cdn$16.1 ($12.9; 1.0 combined ratio point) principally reflected adverse emergence on mass latent claims from Northbridge's legacy business. Net favourable prior year reserve development in the third quarter and first nine months of 2020 of

Cdn$23.3 and Cdn$20.7 ($17.2 and $15.3; 4.5 and 1.5 combined ratio points) principally reflected better than expected emergence across automobile lines of business and primarily related to accident years 2015 through 2018.
Gross premiums written increased by 13.6% and 15.8% in the third quarter and first nine months of 2021, reflecting new business, strong retention of renewal business, rate increases and decreased returned premium due to reduced exposure from COVID-19 closures. Net premiums written increased by 15.8% and 17.7% in the third quarter and first nine months of 2021, consistent with the growth in gross premiums written. Net premiums earned increased by 18.0% and 18.2% in the third quarter and first nine months of 2021, primarily reflecting the growth in net premiums written during 2020 and 2021.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to Cdn$572.3 ($457.5) in the first nine months of 2021 from Cdn$241.3 ($178.3) in the first nine months of 2020, primarily reflecting higher net premium collections and lower net paid claims.

    Odyssey Group

	Third quarter		First nine months
	2021	2020	2021	2020
Underwriting profit (loss)	(105.8)	6.0	(41.1)	20.1

Loss & LAE - accident year	86.1%	75.9%	75.0%	74.4%
Commissions	17.5%	18.6%	18.5%	19.3%
Underwriting expenses	8.3%	8.3%	8.5%	8.9%
Combined ratio - accident year	111.9%	102.8%	102.0%	102.6%
Net favourable reserve development	(2.4)%	(3.4)%	(0.7)%	(3.4)%
Combined ratio - calendar year	109.5%	99.4%	101.3%	99.2%

Gross premiums written	1,323.1	1,095.8	3,952.4	3,176.6
Net premiums written	1,138.9	969.3	3,320.6	2,769.0
Net premiums earned	1,109.8	944.9	3,123.2	2,648.2
Underwriting profit (loss)	(105.8)	6.0	(41.1)	20.1
Interest and dividends	27.6	34.5	88.3	118.3
Share of profit of associates	35.6	21.3	62.0	33.1
Operating income (loss)	(42.6)	61.8	109.2	171.5

Odyssey Group reported an underwriting loss of $105.8 and $41.1 and combined ratios of 109.5% and 101.3% in the third quarter and first nine months of 2021 compared to an underwriting profit of $6.0 and $20.1 and combined ratios of 99.4% and 99.2% in the third quarter and first nine months of 2020. The decrease in underwriting profitability in the third quarter and first nine months of 2021 principally reflected increased current period catastrophe losses (as set out in the table below) and decreased net favourable prior year reserve development, partially offset by the absence of current period COVID-19 losses in the third quarter and first nine months of 2021 compared to $25.0 and $125.0 in the third quarter and first nine months of 2020 and growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses.

	Third quarter						First nine months
	2021			2020			2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
European Floods	104.7	9.4		—	—		104.7	3.4		—	—
U.S. winter storms	2.0	0.2		—	—		52.2	1.7		—	—
Hurricane Ida	50.4	4.6		—	—		50.4	1.6		—	—
Hurricane Laura	—	—		18.0	1.9		—	—		18.0	0.7
Other	50.1	4.6		50.4	5.4		133.1	4.3		142.9	5.4
Total catastrophe losses	207.2	18.8		68.4	7.3		340.4	11.0		160.9	6.1
COVID-19 losses(2)	—	—		25.0	2.6		—	—		125.0	4.7
	207.2	18.8	points	93.4	9.9	points	340.4	11.0	points	285.9	10.8	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the third quarter and first nine months of 2020 primarily related to reinsurance business interruption exposures outside North America.
Net favourable prior year reserve development of $27.0 (2.4 combined ratio points) in the third quarter of 2021 primarily reflected better than expected emergence in U.S. Insurance (primarily liability, health care, and professional lines) and North American reinsurance lines of business, partially offset by net adverse prior year reserve development related to property catastrophe loss reserves. Net favourable prior year reserve development of $22.9 (0.7 of a combined ratio point) in the first nine months of 2021 primarily reflected better than expected emergence in U.S. Insurance (primarily in casualty lines), Latin America (primarily reinsurance attritional losses), and North America (primarily reinsurance casualty and attritional catastrophe losses), partially offset by net adverse prior year reserve development in EuroAsia (primarily related to COVID-19). Net favourable prior year reserve development of $32.3 (3.4 combined ratio points) in the third quarter of 2020 primarily reflected better than expected emergence across all divisions, most notably in EuroAsia and North America. Net favourable prior year reserve development of $91.1 (3.4 combined ratio points) in the first nine months of 2020 primarily reflected better than expected emergence related to property catastrophe and casualty loss reserves.
Gross premiums written increased by 20.7% and 24.4% in the third quarter and first nine months of 2021, reflecting increased business volume across all divisions, principally U.S. Insurance (primarily growth in financial products, professional liability and crop), North America (primarily growth in U.S. casualty reinsurance), EuroAsia (primarily property and motor) and London Market (primarily general liability and directors and officers liability at Newline). Net premiums written increased by 17.5% and 19.9% in the third quarter and first nine months of 2021, principally reflecting the growth in gross premiums written, partially offset by growth in business with higher cession rates, primarily in U.S. Insurance. Net premiums earned in the third quarter and first nine months of 2021 increased by 17.5% and 17.9% consistent with the growth in net premiums written during 2021 and 2020.
The commission expense ratio decreased to 17.5% and 18.5% in the third quarter and first nine months of 2021 from 18.6% and 19.3% in the third quarter and first nine months of 2020, primarily reflecting changes in the mix of business written. The underwriting expense ratio decreased to 8.5% in the first nine months of 2021 from 8.9% in the first nine months of 2020, primarily reflecting increased premiums earned relative to more modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $976.9 in the first nine months of 2021 from $634.3 in the first nine months of 2020, primarily reflecting increased net premium collections and decreased net paid losses.

    Crum & Forster

	Third quarter		First nine months
	2021	2020	2021	2020
Underwriting profit	18.9	4.1	44.8	25.7

Loss & LAE - accident year	63.3%	64.5%	63.3%	63.5%
Commissions	18.6%	17.9%	18.0%	17.0%
Underwriting expenses	15.6%	17.2%	16.7%	18.3%
Combined ratio - accident year	97.5%	99.6%	98.0%	98.8%
Net favourable reserve development	—%	(0.3)%	(0.2)%	(0.2)%
Combined ratio - calendar year	97.5%	99.3%	97.8%	98.6%

Gross premiums written	967.7	799.6	2,706.3	2,292.9
Net premiums written	788.0	657.9	2,220.5	1,888.4
Net premiums earned	742.1	614.5	2,058.6	1,776.4
Underwriting profit	18.9	4.1	44.8	25.7
Interest and dividends	17.1	17.7	51.9	63.3
Share of profit (loss) of associates	36.6	6.6	55.0	(18.5)
Operating income	72.6	28.4	151.7	70.5
Crum & Forster reported underwriting profit of $18.9 and $44.8 and combined ratios of 97.5% and 97.8% in the third quarter and first nine months of 2021 compared to underwriting profit of $4.1 and $25.7 and combined ratios of 99.3% and 98.6% in the third quarter and first nine months of 2020. The increase in underwriting profit in the third quarter of 2021 principally reflected decreased current period catastrophe losses (as set out in the table below), decreased COVID-19 losses and growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses, partially offset by increased current period attritional loss experience (primarily in property lines of business). The increase in underwriting profit in the first nine months of 2021 principally reflected growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses and decreased COVID-19 losses, partially offset by increased current period catastrophe losses. Net favourable prior year reserve development was nominal in the third quarter and first nine months of 2021 and 2020.

	Third quarter						First nine months
	2021			2020			2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
U.S. winter storms	—	—		—	—		45.4	2.2		—	—
Hurricane Ida	26.0	3.5		—	—		26.0	1.3		—	—
Hurricane Laura	—	—		22.5	3.7		—	—		22.5	1.3
Other	3.5	0.5		27.6	4.4		10.7	0.5		48.1	2.7
Total catastrophe losses	29.5	4.0		50.1	8.1		82.1	4.0		70.6	4.0
COVID-19 losses	5.4	0.7		13.0	2.1		18.9	0.9		33.0	1.9
	34.9	4.7	points	63.1	10.2	points	101.0	4.9	points	103.6	5.9	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the third quarter and first nine months of 2021 and 2020 primarily related to accident and health exposures.

Gross premiums written increased by 21.0% and 18.0% in the third quarter and first nine months of 2021, principally reflecting growth in Accident and Health (primarily medical and travel), Commercial Lines (primarily cyber and general liability), and Surplus and Specialty (primarily general liability, umbrella and automobile) divisions. Net premiums written increased by 19.8% and 17.6% in the third quarter and first nine months of 2021, consistent with the growth in gross premiums written. Net premiums earned increased by 20.8% and 15.9% in the third quarter and first nine months of 2021, primarily reflecting the growth in net premiums written during 2021 and 2020.
The commission expense ratio increased to 18.6% and 18.0% in the third quarter and first nine months of 2021 from 17.9% and 17.0% in the third quarter and first nine months of 2020, primarily reflecting changes in the mix of business written and growth in certain surety business which attracts higher commission. The underwriting expense ratio decreased to 15.6% and 16.7% in the third quarter and first nine months of 2021 from 17.2% and 18.3% in the third quarter and first nine months of 2020, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $434.8 in the first nine months of 2021 from $295.3 in the first nine months of 2020, primarily reflecting higher net premium collections and lower net paid losses, partially offset by increased paid operating expenses.

    Zenith National(1)

	Third quarter		First nine months
	2021	2020	2021	2020
Underwriting profit	14.7	12.2	47.6	39.6

Loss & LAE - accident year	60.4%	61.2%	61.1%	63.4%
Commissions	11.3%	11.4%	11.3%	11.6%
Underwriting expenses	26.2%	28.8%	27.4%	29.8%
Combined ratio - accident year	97.9%	101.4%	99.8%	104.8%
Net favourable reserve development	(5.8)%	(8.7)%	(8.8)%	(13.2)%
Combined ratio - calendar year	92.1%	92.7%	91.0%	91.6%

Gross premiums written	172.8	150.3	593.7	528.2
Net premiums written	167.3	146.3	576.4	516.3
Net premiums earned	184.8	166.9	527.3	471.2
Underwriting profit	14.7	12.2	47.6	39.6
Interest and dividends	1.1	4.2	5.9	15.4
Share of profit (loss) of associates	33.7	4.1	43.8	(11.1)
Operating income	49.5	20.5	97.3	43.9
(1)    These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.
Zenith National reported underwriting profit of $14.7 and $47.6 and combined ratios of 92.1% and 91.0% in the third quarter and first nine months of 2021 compared to underwriting profit of $12.2 and $39.6 and combined ratios of 92.7% and 91.6% in the third quarter and first nine months of 2020. The increase in underwriting profit primarily reflected the partial unwinding of provisions for premium adjustments made in 2020 associated with expected reduced payroll exposure from COVID-19, increased payroll exposure and decreased current period COVID-19 losses, partially offset by decreased net favourable prior year reserve development and price decreases in the workers' compensation business.
Net favourable prior year reserve development of $10.8 and $46.2 (5.8 and 8.8 combined ratio points) in the third quarter and first nine months of 2021 principally reflected net favourable emergence related to accident years 2018 through 2020 including favourable emergence on COVID-19 losses. Net favourable prior year reserve development of $14.4 and $62.4 (8.7 and 13.2 combined ratio points) in the third quarter and first nine months of 2020 principally reflected net favourable emergence related to accident years 2015 through 2019.
Gross premiums written increased by 15.0% and 12.4% in the third quarter and first nine months of 2021, primarily reflecting the partial unwinding of provisions for premium adjustments made in 2020 associated with expected reduced payroll exposure from COVID-19, growth in other property and casualty lines and increased payroll exposure, partially offset by price decreases in the workers' compensation business. Net premiums written increased by 14.4% and 11.6% in the third quarter and first nine months of 2021, consistent with the increase in gross premiums written. Net premiums earned increased by 10.7% and 11.9% in the third quarter and first nine months of 2021, primarily reflecting the increases in net premiums written.
The underwriting expense ratio decreased to 26.2% and 27.4% in the third quarter and first nine months of 2021 from 28.8% and 29.8% in the third quarter and first nine months of 2020 primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $58.6 in the first nine months of 2021 from $57.3 in the first nine months of 2020, primarily reflecting higher net premium collections, partially offset by increased net paid losses, increased operating expenses paid and increased net taxes paid.

    Brit

	Third quarter		First nine months
	2021	2020	2021	2020
Underwriting loss	(93.5)	(58.9)	(74.1)	(118.5)

Loss & LAE - accident year	84.9%	70.5%	69.8%	70.7%
Commissions	24.4%	26.9%	24.3%	25.9%
Underwriting expenses	12.4%	18.5%	15.5%	16.4%
Combined ratio - accident year	121.7%	115.9%	109.6%	113.0%
Net favourable reserve development	(3.7)%	(1.9)%	(4.3)%	(3.4)%
Combined ratio - calendar year(1)	118.0%	114.0%	105.3%	109.6%

Gross premiums written	828.1	602.4	2,292.5	1,884.9
Net premiums written	704.2	487.2	1,568.6	1,353.4
Net premiums earned	519.2	419.2	1,395.2	1,239.1
Underwriting loss	(93.5)	(58.9)	(74.1)	(118.5)
Interest and dividends	12.1	13.3	32.8	46.7
Share of profit (loss) of associates	21.4	11.1	31.5	(0.6)
Operating loss	(60.0)	(34.5)	(9.8)	(72.4)
(1)    Brit's underwriting results were adversely affected by Ki Insurance's underwriting results (3.8 and 2.2 combined ratio points for the third quarter and first nine months of 2021) as Ki Insurance grows to scale following its launch in the fourth quarter of 2020.

On August 27, 2021 Brit issued shares representing a 13.9% equity interest to OMERS, the pension plan for Ontario’s municipal employees, for cash consideration of $375.0 which was subsequently paid by Brit as a dividend to Fairfax. The company has the option to purchase OMERS’ interest in Brit at certain dates commencing in October 2023.
On June 28, 2021 Brit sold its interest in Scion Underwriting Services Inc., a U.S. casualty managing general agent which it founded in 2018, and recorded a gain of $18.3.
Brit reported an underwriting loss of $93.5 and $74.1 and combined ratios of 118.0% and 105.3% in the third quarter and first nine months of 2021 compared to an underwriting loss of $58.9 and $118.5 and combined ratios of 114.0% and 109.6% in the third quarter and first nine months of 2020. The increase in underwriting loss in the third quarter of 2021 principally reflected increased current period catastrophe losses (as set out in the table below), partially offset by decreased current period COVID-19 losses (as set out in the table below) and increased net favourable prior year reserve development. The decrease in underwriting loss in the first nine months of

2021 principally reflected decreased current period COVID-19 losses and improved current period attritional loss experience, partially offset by increased current period catastrophe losses.

	Third quarter						First nine months
	2021			2020			2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Ida	169.3	32.6		—	—		169.3	12.1		—	—
U.S. winter storms	(2.4)	(0.5)		—	—		71.1	5.1		—	—
Hurricane Laura	—	—		36.5	8.7		—	—		36.5	2.9
Other	7.8	1.6		1.9	0.5		16.3	1.3		34.2	2.8
Total catastrophe losses	174.7	33.7		38.4	9.2		256.7	18.5		70.7	5.7
COVID-19 losses(2)	6.3	1.2		42.5	10.1		17.8	1.3		170.4	13.8
	181.0	34.9	points	80.9	19.3	points	274.5	19.8	points	241.1	19.5	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the third quarter and first nine months of 2021 primarily related to event cancellation. COVID-19 losses in the third quarter and first nine months of 2020 principally related to event cancellation and pandemic medical expense.

Net favourable prior year reserve development of $19.0 and $60.4 (3.7 and 4.3 combined ratio points) in the third quarter and first nine months of 2021 primarily reflected better than expected non-catastrophe loss experience in the London Insurance segment (primarily property, and programs and facilities), the London Reinsurance segment (primarily casualty treaty) and better than expected emergence on COVID-19 losses. Net favourable prior year reserve development of $8.1 and $42.4 (1.9 and 3.4 combined ratio points) in the third quarter and first nine months of 2020 primarily reflected better than expected claims experience on the 2017 to 2019 catastrophe events (predominantly California Wildfires, Hurricane Dorian and Typhoon Jebi) and by attritional loss ratio improvements reflecting increased certainty across a number of portfolios including property, programs and facilities, specialty and property treaty.
Gross premiums written increased by 37.5% and 21.6% in the third quarter and first nine months of 2021 reflecting the launch of Ki Insurance in the fourth quarter of 2020, increases in certain London Insurance lines of business (primarily cyber and professional liability), Overseas Distribution (primarily casualty treaty) and London Reinsurance lines of business (primarily property treaty and casualty treaty). Net premiums written increased by 44.5% and 15.9% in the third quarter and first nine months of 2021 primarily reflecting the growth in gross premiums written. The increase in net premiums written in the first nine months of 2021 was partially offset by the purchase of multi-year reinsurance protection for a range of U.S. catastrophe perils in the first quarter of 2021. Excluding the effect of the multi-year reinsurance protection, which increased ceded premium by $93.0 in the first nine months of 2021, net premiums written increased by 22.8%. Net premiums earned increased by 23.9% and 12.6% in the third quarter and first nine months of 2021 primarily reflecting the growth in net premiums written in 2021 and 2020 and the lag of Ki Insurance's net premiums earned relative to net premiums written as it grows to scale following its launch in the fourth quarter of 2020.
The commission expense ratio decreased to 24.4% and 24.3% in the third quarter and first nine months of 2021 from 26.9% and 25.9% in the third quarter and first nine months of 2020, primarily reflecting increased fee income, changes in the mix of business written and underwriting efforts to decrease acquisition costs. The underwriting expense ratio decreased to 12.4% in the third quarter of 2021 from 18.5% in the third quarter of 2020, primarily reflecting increased net premiums earned, decreased other underwriting expenses (primarily staff costs) and increased fee income, primarily from the management of third party underwriting capital. The underwriting expense ratio decreased to 15.5% in the first nine months of 2021 from 16.4% in the first nine months of 2020, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses (primarily staff costs) and increased fee income, primarily from the management of third party underwriting capital.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased to $460.7 in the first nine months of 2021 from $137.9 in the first nine months of 2020 primarily reflecting increased net premium collections.

    Allied World(1)

	Third quarter		First nine months
	2021	2020	2021	2020
Underwriting profit	51.6	48.3	139.0	96.0

Loss & LAE - accident year	74.6%	69.6%	72.5%	71.7%
Commissions	8.0%	8.8%	8.4%	9.4%
Underwriting expenses	11.8%	14.7%	12.8%	15.4%
Combined ratio - accident year	94.4%	93.1%	93.7%	96.5%
Net (favourable) adverse reserve development	—%	—%	0.8%	(1.3)%
Combined ratio - calendar year	94.4%	93.1%	94.5%	95.2%

Gross premiums written	1,447.3	1,168.2	4,469.3	3,524.3
Net premiums written	970.4	726.6	3,047.4	2,318.7
Net premiums earned	926.0	701.2	2,513.7	1,986.1
Underwriting profit	51.6	48.3	139.0	96.0
Interest and dividends	20.7	29.7	64.8	98.9
Share of profit of associates	22.0	14.7	34.6	23.8
Operating income	94.3	92.7	238.4	218.7
(1)    These results differ from those published by Allied World primarily due to differences between IFRS and U.S. GAAP.

On March 1, 2021 Allied World sold its majority interest in Vault Insurance and recorded a gain of $36.1. Vault Insurance was founded in 2017 by Allied World and focuses on serving the needs of the high net worth market.
Allied World reported underwriting profit of $51.6 and $139.0 and combined ratios of 94.4% and 94.5% in the third quarter and first nine months of 2021 compared to underwriting profit of $48.3 and $96.0 and combined ratios of 93.1% and 95.2% in the third quarter and first nine months of 2020. The increase in underwriting profit in the third quarter and first nine months of 2021 principally reflected the absence of current period COVID-19 losses in the third quarter and first nine months of 2021 compared to $30.0 and $112.8 in the third quarter and first nine months of 2020 and growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses, partially offset by increased current period catastrophe losses (as set out in the table below). The increase in underwriting profit in the first nine months of 2021 was also partially offset by net adverse prior year reserve development (primarily reflecting deterioration on COVID-19 losses as discussed below) compared with net favourable prior year reserve development in the first nine months of 2020.

	Third quarter						First nine months
	2021			2020			2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Ida	91.7	10.1		—	—		91.7	3.7		—	—
U.S. winter storms	2.3	0.2		—	—		77.5	3.1		—	—
European floods	68.3	7.4		—	—		68.3	2.7		—	—
Hurricane Laura	—	—		35.4	5.1		—	—		35.4	1.8
Other	16.7	2.1		19.7	2.9		16.7	0.7		50.1	2.5
Total catastrophe losses	179.0	19.8		55.1	8.0		254.2	10.2		85.5	4.3
COVID-19 losses(2)	—	—		30.0	4.3		—	—		112.8	5.7
	179.0	19.8	points	85.1	12.3	points	254.2	10.2	points	198.3	10.0	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the first nine months of 2020 principally related to business interruption exposures, pandemic medical expenses and event cancellation.

Net adverse prior year reserve development of $18.9 (0.8 of a combined ratio point) in the first nine months of 2021 primarily reflected adverse development on COVID-19 losses, principally in the reinsurance segment (primarily business interruption and event cancellation), partially offset by better than expected emergence in the insurance segment (primarily Bermuda property and certain casualty lines). Net favourable prior year reserve development of $25.3 (1.3 combined ratio points) in the first nine months of 2020 primarily reflected better than expected emergence across all major business segments, primarily reinsurance (all lines of North America) and insurance (North American (primarily professional lines and property)).

Gross premiums written increased by 23.9% and 26.8% in the third quarter and first nine months of 2021, primarily reflecting new business and rate increases across both the insurance segment (principally the North American and Global Markets platforms relating to excess casualty and professional lines) and the reinsurance segment (primarily North American casualty lines of business). Net premiums written increased by 33.6% and 31.4% in the third quarter and first nine months of 2021 consistent with the growth in gross premiums written and increased retention, primarily in casualty and professional lines of business. Net premiums earned increased by 32.1% and 26.6% in the third quarter and first nine months of 2021 primarily reflecting the increase in net premiums written during 2020 and 2021.
The commission expense ratio decreased to 8.0% and 8.4% in the third quarter and first nine months of 2021 from 8.8% and 9.4% in the third quarter and first nine months of 2020 primarily reflecting lower average gross commissions, primarily in the insurance segment. The underwriting expense ratio decreased to 11.8% and 12.8% in the third quarter and first nine months of 2021 from 14.7% and 15.4% in the third quarter and first nine months of 2020, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased marginally to $995.6 in the first nine months of 2021 from $900.9 in the first nine months of 2020, primarily reflecting increased net premium collections and decreased net paid losses.
On April 28, 2021 Allied World paid a dividend of $126.4 (April 30, 2020 - $126.4) to its minority shareholders (OMERS, AIMCo and others).

    Fairfax Asia

	Third quarter		First nine months
	2021	2020	2021	2020
Underwriting profit	9.0	2.1	15.0	0.9

Loss & LAE - accident year	61.0%	65.1%	64.4%	67.4%
Commissions	12.9%	13.9%	13.2%	15.1%
Underwriting expenses	20.0%	24.1%	23.5%	24.8%
Combined ratio - accident year	93.9%	103.1%	101.1%	107.3%
Net favourable reserve development	(6.8)%	(7.1)%	(9.6)%	(7.9)%
Combined ratio - calendar year	87.1%	96.0%	91.5%	99.4%

Gross premiums written	152.8	119.6	371.3	330.9
Net premiums written	71.7	59.4	177.5	164.5
Net premiums earned	69.7	52.9	177.1	164.8
Underwriting profit	9.0	2.1	15.0	0.9
Interest and dividends	5.5	4.9	14.7	15.6
Share of profit of associates	0.6	9.4	8.1	13.6
Operating income	15.1	16.4	37.8	30.1

During June 2021, the company's 49.0% equity accounted associate Go Digit Infoworks Services Private Limited ("Digit") entered into agreements with certain third party investors whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") will raise approximately $200.0 (14.9 billion Indian rupees) of new equity shares, valuing Digit Insurance at approximately $3.5 billion (259.5 billion Indian rupees), which resulted in the company recording a net unrealized gain of $397.0 and $822.0 (inclusive of foreign exchange losses) on its investment in Digit compulsory convertible preferred shares as described in note 5 (Cash and Investments) and note 6 (Investment in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2021. The transactions are subject to customary closing conditions and regulatory approval, and are expected to close in the fourth quarter of 2021.
On June 17, 2021 the company increased its ownership interest in Singapore Reinsurance Corporation Limited ("Singapore Re") from 28.2% to 94.0% for $102.9 (SGD 138.0) through the completion of a public cash offer, consolidated the assets, liabilities and results of operations of Singapore Re in the Fairfax Asia reporting segment and recorded a net gain of $32.4 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings. On August 3, 2021 the company further increased its ownership interest to 100% for cash consideration of $9.3 (SGD 12.6). Singapore Re is a general property and casualty reinsurer that underwrites business primarily in southeast Asia.

Fairfax Asia reported underwriting profit of $9.0 and $15.0 and combined ratios of 87.1% and 91.5% in the third quarter and first nine months of 2021 compared to underwriting profit of $2.1 and $0.9 and combined ratios of 96.0% and 99.4% in the third quarter and first nine months of 2020. The underwriting profit in the third quarter and first nine months of 2021 included an underwriting profit of $5.7 on consolidation of Singapore Re on June 17, 2021. The companies comprising Fairfax Asia produced combined ratios as set out in the following table:

	Third quarter		First nine months
	2021	2020	2021	2020
Falcon Insurance	97.7%	90.5%	97.9%	96.0%
Pacific Insurance	91.4%	103.3%	90.5%	109.9%
AMAG Insurance	91.8%	90.9%	92.2%	92.4%
Fairfirst Insurance	95.1%	100.0%	95.1%	96.1%
Singapore Re	85.5%	—%	85.5%	—%
Underwriting profit in the third quarter and first nine months of 2021 included net favourable prior year reserve development of $4.8 and $17.1 (6.8 and 9.6 combined ratio points), primarily related to automobile, property and health lines of business. Underwriting profit in the third quarter and first nine months of 2020 included net favourable prior year reserve development of $3.7 and $13.0 (7.1 and 7.9 combined ratio points), primarily related to commercial automobile and property loss reserves.
Gross premiums written increased by 27.8% and 12.2% in the third quarter and first nine months of 2021, principally reflecting the consolidation of Singapore Re. Excluding the effect of Singapore Re, gross premiums written increased by 0.8% and 2.4% in the third quarter and first nine months of 2021, primarily from increased business volumes at AMAG Insurance and Pacific Insurance, partially offset by decreased business volumes at Falcon Insurance (primarily on its 25% quota share reinsurance participation in the net underwriting result of MS First Capital’s insurance portfolio) and at Fairfirst Insurance as a result of challenging market conditions. Net premiums written increased by 20.7% and 7.9% in the third quarter and first nine months of 2021, principally reflecting the consolidation of Singapore Re. Excluding the effect of Singapore Re, net premiums written decreased by 4.7% and 1.3% in the third quarter and first nine months of 2021, primarily reflecting increased business volumes in business with higher cession rates at Pacific (primarily fire classes of business). Net premiums earned increased by 31.8% and 7.5% in the third quarter and first nine months of 2021, primarily reflecting the consolidation of Singapore Re. Excluding the effect of Singapore Re, net premiums earned increased by 5.7% in the third quarter of 2021, primarily reflecting the normal lag between when premiums are written and when they are earned. Net premiums earned decreased by 0.9% in the first nine months of 2021, primarily reflecting the decrease in net premiums written.
The commission expense ratio decreased to 12.9% and 13.2% in the third quarter and first nine months of 2021 from 13.9% and 15.1% in the third quarter and first nine months of 2020, primarily reflecting the consolidation of Singapore Re which has a lower net commission expense ratio (primarily resulting from acquisition accounting adjustments recorded by Fairfax on the acquisition of Singapore Re in the third quarter of 2021) and decreased net commission expense at Pacific Insurance (primarily from increased commission income from a loss portfolio transfer). The underwriting expense ratio decreased to 20.0% and 23.5% in the third quarter and first nine months of 2021 from 24.1% and 24.8% in the third quarter and first nine months of 2020, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.

Insurance and Reinsurance - Other

	Third quarter
	2021
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Eurolife General	Inter-company	Total
Underwriting profit	1.7	2.9	3.4	1.4	0.3	—	9.7

Loss & LAE - accident year	73.4%	61.6%	56.2%	54.9%	49.0%	—	59.9%
Commissions	28.4%	16.0%	4.5%	23.5%	20.3%	—	18.9%
Underwriting expenses	2.4%	20.2%	40.4%	18.3%	35.3%	—	20.8%
Combined ratio - accident year	104.2%	97.8%	101.1%	96.7%	104.6%	—	99.6%
Net (favourable) adverse reserve development	(6.4)%	(2.0)%	(5.4)%	2.2%	(6.7)%	—	(2.3)%
Combined ratio - calendar year	97.8%	95.8%	95.7%	98.9%	97.9%	—	97.3%

Gross premiums written	91.1	102.5	267.4	141.4	17.8	(0.4)	619.8
Net premiums written	89.9	75.7	91.1	122.5	13.7	—	392.9
Net premiums earned	72.4	70.6	77.2	129.0	16.1	—	365.3
Underwriting profit	1.7	2.9	3.4	1.4	0.3	—	9.7
Interest and dividends	2.6	3.9	4.9	2.4	—	—	13.8
Share of profit (loss) of associates	13.6	—	(1.8)	1.5	—	—	13.3
Operating income	17.9	6.8	6.5	5.3	0.3	—	36.8

	Third quarter
	2020
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Eurolife General	Inter- company	Total
Underwriting profit (loss)	(3.3)	(1.8)	1.6	3.9	—	—	0.4

Loss & LAE - accident year	64.2%	72.6%	51.0%	53.7%	—	—	59.0%
Commissions	36.8%	14.5%	9.5%	22.4%	—	—	20.3%
Underwriting expenses	2.8%	17.0%	35.4%	18.8%	—	—	19.4%
Combined ratio - accident year	103.8%	104.1%	95.9%	94.9%	—	—	98.7%
Net (favourable) adverse reserve development	2.0%	(1.2)%	1.9%	1.4%	—	—	1.1%
Combined ratio - calendar year	105.8%	102.9%	97.8%	96.3%	—	—	99.8%

Gross premiums written	74.7	81.7	224.5	101.7	—	(0.3)	482.3
Net premiums written	73.3	67.6	82.2	86.4	—	—	309.5
Net premiums earned	55.9	61.7	72.5	104.3	—	—	294.4
Underwriting profit (loss)	(3.3)	(1.8)	1.6	3.9	—	—	0.4
Interest and dividends	0.8	2.6	5.3	2.8	—	—	11.5
Share of profit of associates	4.4	—	—	0.3	—	—	4.7
Operating income	1.9	0.8	6.9	7.0	—	—	16.6

	First nine months
	2021
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Eurolife General	Inter-company	Total
Underwriting profit	1.8	2.3	7.9	16.2	0.3	—	28.5

Loss & LAE - accident year	70.7%	68.3%	57.8%	51.6%	49.0%	—	60.5%
Commissions	28.0%	15.6%	5.3%	23.7%	20.3%	—	18.6%
Underwriting expenses	2.7%	19.6%	39.0%	19.4%	35.3%	—	20.7%
Combined ratio - accident year	101.4%	103.5%	102.1%	94.7%	104.6%	—	99.8%
Net (favourable) adverse reserve development	(2.2)%	(4.6)%	(5.5)%	0.5%	(6.7)%	—	(2.6)%
Combined ratio - calendar year	99.2%	98.9%	96.6%	95.2%	97.9%	—	97.2%

Gross premiums written	246.7	306.8	785.4	411.9	17.8	(1.6)	1,767.0
Net premiums written	231.3	213.6	248.1	365.9	13.7	—	1,072.6
Net premiums earned	210.9	214.1	231.6	336.4	16.1	—	1,009.1
Underwriting profit	1.8	2.3	7.9	16.2	0.3	—	28.5
Interest and dividends	1.5	10.8	15.0	8.5	—	—	35.8
Share of profit (loss) of associates	26.0	—	(5.0)	2.0	—	—	23.0
Operating income	29.3	13.1	17.9	26.7	0.3	—	87.3

	First nine months
	2020
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Eurolife General	Inter- company	Total
Underwriting profit (loss)	(0.6)	(11.6)	4.8	17.3	—	—	9.9

Loss & LAE - accident year	72.6%	76.6%	55.0%	49.3%	—	—	61.0%
Commissions	30.1%	15.0%	10.4%	23.6%	—	—	19.4%
Underwriting expenses	2.8%	18.0%	36.3%	20.8%	—	—	21.0%
Combined ratio - accident year	105.5%	109.6%	101.7%	93.7%	—	—	101.4%
Net (favourable) adverse reserve development	(5.1)%	(3.3)%	(3.9)%	0.2%	—	—	(2.6)%
Combined ratio - calendar year	100.4%	106.3%	97.8%	93.9%	—	—	98.8%

Gross premiums written	187.7	236.9	633.4	334.0	—	(0.7)	1,391.3
Net premiums written	173.3	185.4	233.9	296.5	—	—	889.1
Net premiums earned	152.7	185.4	219.8	281.8	—	—	839.7
Underwriting profit (loss)	(0.6)	(11.6)	4.8	17.3	—	—	9.9
Interest and dividends	4.5	8.9	15.8	9.0	—	—	38.2
Share of loss of associates	(12.1)	(0.5)	—	(0.9)	—	—	(13.5)
Operating income (loss)	(8.2)	(3.2)	20.6	25.4	—	—	34.6
Group Re is comprised of the company's Barbados based subsidiaries that provide reinsurance to the company’s subsidiaries and third parties. Fairfax Latin America is comprised of Fairfax Brasil and Fairfax Latam. Fairfax Central and Eastern Europe ("Fairfax CEE") is comprised of Polish Re, Colonnade Insurance and Fairfax Ukraine. Eurolife General is comprised of Eurolife's property and casualty insurance operations. For details refer to note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020.

The Insurance and Reinsurance – Other segment reported underwriting profit of $9.7 and $28.5 and combined ratios of 97.3% and 97.2% in the third quarter and first nine months of 2021 compared to underwriting profit of $0.4 and $9.9 and combined ratios of 99.8% and 98.8% in the third quarter and first nine months of 2020. The increase in underwriting profit in the third quarter of 2021 principally reflected decreased COVID-19 losses (primarily at Bryte Insurance - as set out in table below), net favourable prior year reserve development in 2021 compared to net adverse prior year reserve development in 2020 and growth in net premiums earned relative to modest increases in commissions expenses, partially offset by higher current accident year attritional loss experience

(primarily at Group Re and Fairfax Latin America) and higher catastrophe losses (as set out in the table below). The increase in underwriting profit in the first nine months of 2021 principally reflected decreased COVID-19 losses (primarily at Bryte Insurance - as set out in the table below) and growth in net premiums earned relative to modest increases in underwriting expenses, partially offset by higher current accident year attritional loss experience (primarily at Bryte Insurance) and higher catastrophe losses (as set out in the table below).

	Third quarter						First nine months
	2021			2020			2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Ida	2.7	0.7		—	—		2.7	0.3		—	—
U.S. winter storms	(0.1)	0.1		—	—		2.5	0.2		—	—
European Floods	0.8	0.2		—	—		0.8	0.1		—	—
Other	1.9	0.5		0.6	0.2		2.3	0.2		1.2	0.1
Total catastrophe losses	5.3	1.5		0.6	0.2		8.3	0.8		1.2	0.1
COVID-19 losses(2)	0.4	0.1		8.4	2.8		2.7	0.3		34.7	4.1
	5.7	1.6	points	9.0	3.0	points	11.0	1.1	points	35.9	4.2	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the first nine months of 2020 principally related to business interruption exposures.

The underwriting results in the third quarter and first nine months of 2021 included net favourable prior year reserve development of $8.4 and $26.5 (2.3 and 2.6 combined ratio points) reflecting favourable emergence across most segments, primarily at Group Re, Bryte Insurance and Fairfax Latin America. The underwriting results in the third quarter of 2020 included net adverse prior year reserve development of $3.1 (1.1 combined ratio points) at Group Re (CRC Re), Fairfax CEE (Polish Re) and Fairfax Latin America. The underwriting results in the first nine months of 2020 included net favourable prior year reserve development of $21.8 (2.6 combined ratio points) reflecting favourable emergence across most segments.
Gross premiums written increased by 28.5% and 27.0% in the third quarter and first nine months of 2021, reflecting increases across all operating segments as well as the consolidation of Eurolife General in the third quarter of 2021. Net premiums written increased by 26.9% and 20.6% in the third quarter and first nine months of 2021, primarily reflecting increases at Group Re, Fairfax CEE (Polish Re and Colonnade Insurance), Fairfax Brasil, partially offset by decreased premium retention at Fairfax Latam (primarily related to a quota share agreement at La Meridional Argentina). Net premiums earned increased by 24.1% and 20.2% in the third quarter and first nine months of 2021, consistent with the factors that affected net premiums written.

    Life Insurance and Run-off

Eurolife(1)

	For the period July 14, 2021 to September 30, 2021
	Eurolife(1)	Eurolife General(1)	Total(1)
Gross premiums written	50.8	17.8	68.6
Net premiums written	48.9	13.7	62.6
Net premiums earned	49.9	16.1	66.0
Interest and dividends	4.4	—	4.4
Net gains (losses) on investments	(0.7)	1.3	0.6
	53.6	17.4	71.0
Underwriting expenses	(49.6)	(15.8)	(65.4)
Pre-tax income before interest expense	4.0	1.6	5.6
(1)    These results differ from those published by Eurolife primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Eurolife in the third quarter of 2021 and the presentation of Eurolife's life insurance operations as "Eurolife" presented separately in the Life Insurance and Run-off reporting segment in the table above and Eurolife's property and casualty insurance operations presented within the Insurance and Reinsurance - Other reporting segment as "Eurolife General" and included within the table above.

On July 14, 2021 the company increased its interest in Eurolife FFH Insurance Group Holdings S.A. ("Eurolife") to 80.0% from 50.0% by exercising a call option valued at $127.3 to acquire the joint venture interest of OMERS, the pension plan for Ontario’s municipal employees, for cash consideration of $142.7 (€120.7). The assets, liabilities and results of operations of Eurolife's life insurance business were consolidated in the Life insurance and Run-off reporting segment and those of Eurolife's property and casualty insurance business were consolidated in the Insurance and Reinsurance - Other reporting segment. The discussion which follows makes reference Eurolife's life operations.
Gross premiums written of $50.8 for the period July 14, 2021 to September 30, 2021 primarily consisted of traditional life insurance policies (whole life and term life), Group benefits including retirement benefits, and accident and health insurance policies.
Underwriting expenses of $49.6 for the period July 14, 2021 to September 30, 2021 primarily consisted of net policy holder benefits and losses on claims, net commission expense and other underwriting expenses.
Interest and dividend income earned of $4.4 for the period July 14, 2021 to September 30, 2021 primarily consisted of interest income earned on fixed income government bonds. Net losses on investments of $0.7 for the period July 14, 2021 to September 30, 2021 primarily consisted of unrealized losses on common stocks and net losses on foreign currency from investing activities (principally related to strengthening of the U.S. dollar relative to the euro), partially offset by unrealized gains on other funds that are primarily invested in fixed income securities.
Run-off

	Third quarter		First nine months
	2021	2020	2021	2020
				First quarter 2020 transactions(1)(2)	Other(3)	Total
Gross premiums written	—	—	—	146.5	—	146.5
Net premiums written	(0.1)	—	(0.1)	146.5	—	146.5
Net premiums earned	(0.1)	—	(0.1)	125.6	2.3	127.9
Losses on claims, net	2.1	(1.7)	(3.7)	(124.7)	0.8	(123.9)
Operating expenses	(18.5)	(15.5)	(66.0)	8.7	(67.4)	(58.7)
Interest and dividends	2.0	5.1	8.9	—	20.1	20.1
Share of profit (loss) of associates	7.2	2.8	13.0	—	(13.0)	(13.0)
Operating profit (loss)	(7.3)	(9.3)	(47.9)	9.6	(57.2)	(47.6)
(1)    Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended (the "first quarter 2020 Part VII transfer"). Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.7 for cash consideration of $143.3.
(2)    Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior (the "first quarter 2020 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $145.5 for consideration of $146.5.
(3)    Run-off excluding the first quarter 2020 Part VII transfer and first quarter 2020 reinsurance transaction described in footnotes (1) and (2).

References to the first nine months of 2020 throughout the remainder of this section exclude the impact of the first quarter 2020 Part VII transfer and first quarter 2020 reinsurance transaction described above. Commencing April 1, 2020, the operating results of the Run-off reporting segment only include U.S. Run-off following the contribution of European Run-off to a joint venture, RiverStone (Barbados) Ltd. ("RiverStone Barbados"), on March 31, 2020 (refer to note 23 Acquisitions and Divestitures to the consolidated financial statements for the year ended December 31, 2020 for details).
The operating loss at Run-off decreased to $7.3 in the third quarter of 2021 from $9.3 in the third quarter of 2020, primarily reflecting increased share of profit of associates, partially offset by lower interest and dividend income and higher operating expenses.
The operating loss at Run-off decreased to $47.9 in the first nine months of 2021 from $57.2 in the first nine months of 2020, primarily reflecting share of profit of associates in the first nine months of 2021 compared to share of loss of associates in the first nine months of 2020 and decreased operating expenses (principally due to the deconsolidation of European Run-off on March 31, 2020, partially offset by higher employee compensation costs), partially offset by decreased interest and dividends and increased losses on claims (primarily due to net adverse prior year development on asbestos, pollution and other hazards reserves).
During the first nine months of 2021 the company made a capital contribution of $90.0 (2020 - $131.9) to Run-off to augment its capital.

    Non-insurance companies

	Third quarter
	2021					2020
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	555.2	39.6	47.8	724.6	1,367.2	492.1	82.3	18.7	635.0	1,228.1
Expenses(6)	(498.4)	(37.5)	(63.5)	(732.5)	(1,331.9)	(447.2)	(75.7)	(34.4)	(637.1)	(1,194.4)
Pre-tax income (loss) before interest expense and other	56.8	2.1	(15.7)	(7.9)	35.3	44.9	6.6	(15.7)	(2.1)	33.7
Interest and dividends	2.3	(19.5)	(0.1)	0.7	(16.6)	1.7	0.5	—	3.3	5.5
Share of profit (loss) of associates	(0.6)	6.7	—	0.9	7.0	0.6	(13.9)	—	(25.3)	(38.6)
Operating income (loss)	58.5	(10.7)	(15.8)	(6.3)	25.7	47.2	(6.8)	(15.7)	(24.1)	0.6
Net gains (losses) on investments	9.4	93.3	(0.5)	(9.1)	93.1	(9.0)	12.7	(0.6)	(41.7)	(38.6)
Pre-tax income (loss) before interest expense	67.9	82.6	(16.3)	(15.4)	118.8	38.2	5.9	(16.3)	(65.8)	(38.0)

	First nine months
	2021					2020
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	1,373.6	188.3	143.4	2,053.2	3,758.5	1,193.2	225.6	192.0	1,716.5	3,327.3
Expenses(6)	(1,318.3)	(169.3)	(185.3)	(2,072.7)	(3,745.6)	(1,279.6)	(210.4)	(240.4)	(1,680.2)	(3,410.6)
Pre-tax income (loss) before interest expense and other	55.3	19.0	(41.9)	(19.5)	12.9	(86.4)	15.2	(48.4)	36.3	(83.3)
Interest and dividends	5.2	(131.2)	(0.1)	—	(126.1)	4.6	42.0	—	10.8	57.4
Share of profit (loss) of associates	—	8.3	(0.2)	1.5	9.6	0.8	(24.3)	(3.4)	(60.9)	(87.8)
Operating income (loss)	60.5	(103.9)	(42.2)	(18.0)	(103.6)	(81.0)	32.9	(51.8)	(13.8)	(113.7)
Net gains (losses) on investments	28.5	261.6	(3.3)	(0.6)	286.2	(26.2)	(66.9)	0.7	(57.4)	(149.8)
Pre-tax income (loss) before interest expense	89.0	157.7	(45.5)	(18.6)	182.6	(107.2)	(34.0)	(51.1)	(71.2)	(263.5)
(1)    Comprised primarily of Recipe, Toys "R" Us Canada (deconsolidated on August 19, 2021), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.
(2)    Comprised of Fairfax India and its subsidiaries NCML, Fairchem, Privi (deconsolidated on April 29, 2021) and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.
(3)    Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(4)    Comprised primarily of AGT, Dexterra Group (formerly Horizon North, acquired on May 29, 2020), Mosaic Capital (deconsolidated on August 5, 2021), Pethealth (a wholly owned subsidiary of Crum & Forster commencing January 1, 2021), Boat Rocker, Farmers Edge (consolidated on July 1, 2020), Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020), and Rouge Media (deconsolidated on January 1, 2021).
(5)    Amounts as presented in note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.
(6)    During the third quarter and first nine months of 2021 the Non-insurance companies reporting segment recognized COVID-19-related government wage assistance of $8.2 and $61.3 (2020 - $63.7 and $93.4) as a reduction of other expenses in the consolidated statement of earnings.

Restaurants and retail
On September 26, 2021 Recipe sold substantially all of the assets and liabilities comprising its Milestones restaurant brand. Accordingly the company derecognized assets of $40.2 and liabilities of $9.6, comprised principally of intangible assets and premises and equipment.
On August 19, 2021 the company sold the operations of Toys "R" Us Canada for consideration of $90.3 (Cdn$115.7), deconsolidated Toys "R" Us Canada from the Non-insurance companies reporting segment and recorded a net gain of $85.7 in net gains (losses) on investments in the consolidated statement of earnings, inclusive of foreign currency translation losses that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The consideration received was comprised principally of a monthly royalty on future revenue of Toys "R" Us Canada that is included as other invested assets within portfolio investments on the consolidated balance sheet.
The increase in revenue of Restaurants and retail in the third quarter and first nine months of 2021 primarily reflected higher business volumes across most companies within this operating segment due to reduced COVID-19 related lockdown restrictions in the third quarter and first nine months of 2021 compared to the third quarter and first nine months of 2020, partially offset by the deconsolidation of Toys "R" Us Canada upon its sale on August 19, 2021.

The increase in expenses of Restaurants and retail in third quarter and first nine months of 2021 primarily reflected higher business volumes across most companies within this operating segment due to reduced COVID-19 related lockdown restrictions in the third quarter and first nine months of 2021 compared to the third quarter and first nine months of 2020 and lower recognition of government subsidies which are recorded as a reduction of other expenses in the consolidated statement of earnings, partially offset by the deconsolidation of Toys "R" Us Canada (on August 19, 2021) and cost containment efforts across most companies within this operating segment.
The increase in revenue and expenses in the first nine months of 2021 also reflected the impact of the strengthening of the Canadian dollar against the U.S. dollar (measured using average foreign exchange rates) by 8.2% in the first nine months of 2021.
Net gains on investments in the third quarter and first nine months of 2021 primarily reflected net gains on The Keg's investment in units of The Keg Royalties Income Fund and the revaluation of a put option liability on non-controlling interests at Recipe.
Fairfax India
On September 16, 2021 Fairfax India transferred 43.6% of its 54.0% equity interest in Bangalore Airport to Anchorage Infrastructure Investments Holdings Limited ("Anchorage"), its wholly-owned holding company for investments in the airport sector of India, and sold an 11.5% equity interest in Anchorage for gross proceeds of $129.2 (9.5 billion Indian rupees). Upon closing Fairfax India recorded a non-controlling interest in Anchorage and continued to equity account for its consolidated 54.0% equity interest in Bangalore Airport.
On April 29, 2021 Fairfax India completed the sale of its 48.8% equity interest in Privi Speciality Chemicals Limited ("Privi") to certain affiliates of Privi's founders for $164.8 (12.2 billion Indian rupees), deconsolidated the assets and liabilities of Privi and recorded a net realized gain on investment of $94.9.
The decrease in revenue and expenses in the third quarter and first nine months of 2021 primarily reflected the deconsolidation of Privi (on April 29, 2021), partially offset by higher business volumes at Fairchem and Saurashtra Freight.
Interest and dividend expense of $19.5 in the third quarter of 2021 included an accrual of a performance fee payable to Fairfax of $18.6 compared to interest and dividend income of $0.5 in the third quarter of 2020 that did not include a performance fee accrual. Interest and dividend expense of $131.2 in the first nine months of 2021 included an accrual of a performance fee payable to Fairfax of $118.2 compared to interest and dividend income of $42.0 in the first nine months of 2020 that included a reversal of a performance fee payable of $47.1. The performance fee payable and reversal of payable represented intercompany transactions that were eliminated on consolidation, with net earnings attributable to shareholders of Fairfax in the third quarter and first nine months of 2021 benefiting by Fairfax India's non-controlling interests being allocated its share of Fairfax India's performance fee expense.
Net gains on investments of $93.3 in the third quarter of 2021 compared to net gains on investments of $12.7 in the third quarter of 2020 primarily reflected higher net gains on common stocks, partially offset by lower foreign exchange gains on Fairfax India's U.S. dollar borrowings. Net gains on investments of $261.6 in the first nine months of 2021 compared to net losses on investments of $66.9 in the first nine months of 2020 primarily reflected net gains on common stocks, a gain on deconsolidation of Privi of $94.9 and lower foreign exchange losses on Fairfax India's U.S. dollar borrowings.
Thomas Cook India
The increase in the revenue and expenses of Thomas Cook India in the third quarter of 2021 primarily reflected higher business volumes resulting from reduced COVID-19 related travel restrictions. The decrease in the revenue and expenses of Thomas Cook India in the first nine months of 2021 primarily reflected lower business volumes resulting from COVID-19 related travel restrictions.
Other
On August 5, 2021 Mosaic Capital completed a privatization arrangement with a third party purchaser pursuant to which the company exchanged its holdings of Mosaic Capital debentures and warrants, and cash of $10.7 (Cdn$13.3), for $130.8 (Cdn$163.3) of newly issued Mosaic Capital 25-year debentures, and invested $4.0 (Cdn$5.0) in the privatized company for a 20.0% equity interest. The company deconsolidated Mosaic Capital from the Non-insurance companies reporting segment, recorded the Mosaic Capital 25-year debentures at FVTPL and commenced applying the equity method of accounting to its interest in the purchaser.
During March 2021, Farmers Edge completed an initial public offering for Cdn$143.8 ($113.8). Prior to the initial public offering the company exercised its warrants and converted its convertible debentures for common shares of Farmers Edge and another third party converted its convertible debentures for common shares of Farmers Edge, resulting in the company's controlling equity interest in Farmers Edge increasing to 59.9% on completion of the initial public offering and capital transactions.
On March 24, 2021 Boat Rocker completed an initial public offering for Cdn$170.1 ($135.5). Prior to the initial public offering the company converted its convertible debentures for subordinate voting shares of Boat Rocker, and Boat Rocker converted its preferred shares to subordinate voting shares and issued additional subordinate voting shares to a third party, resulting in the company having an economic and voting interest in Boat Rocker of 45.0% and 56.1% on completion of the initial public offering and capital transactions.

The initial public offerings and related capital transactions at Farmers Edge and Boat Rocker during the first nine months of 2021 described above increased non-controlling interests by $242.6 and decreased retained earnings by $3.1. These transactions were recorded in other net changes in capitalization in the consolidated statement of changes in equity in the interim consolidated financial statements for the three and nine months ended September 30, 2021.
The increase in the revenue and expenses of Other in the third quarter and first nine months of 2021 primarily reflected increased business volumes at Boat Rocker and Dexterra Group, partially offset by the deconsolidation of Fairfax Africa and its subsidiary CIG (both on December 8, 2020), the deconsolidation of Rouge Media (on January 1, 2021) and the deconsolidation of Mosaic Capital (on August 5, 2021). The increase in the revenue and expenses of Other in the first nine months of 2021 also reflected higher business volumes at AGT and the reverse acquisition of Horizon North by Dexterra (on May 29, 2020).
Net losses on investments of $9.1 in the third quarter of 2021 compared to net losses on investments of $41.7 in the third quarter of 2020 principally reflected higher net losses on foreign currency contracts at AGT and the deconsolidation of Fairfax Africa and its subsidiary CIG in 2020. Net losses on investments of $0.6 in the first nine months of 2021 compared to net losses on investments of $57.4 in the first nine months of 2020 primarily related to lower net losses on foreign currency contracts at AGT and the deconsolidation of Fairfax Africa and its subsidiary CIG in 2020.

    Investments
    Interest and Dividends
Interest and dividends of $167.2 and $495.9 in the third quarter and first nine months of 2021 decreased from $181.8 and $604.7 in the third quarter and first nine months of 2020, primarily reflecting lower interest income earned, principally due to a general decrease in sovereign bond yields, sales and maturities of U.S. treasury bonds throughout 2020 and net sales of U.S. corporate bonds in the first nine months of 2021, partially offset by higher interest income earned on first mortgage loans purchased in the first nine months of 2021 and increased dividend income from common stocks.
Interest and dividends by reporting segment for the three and nine months ended September 30, 2021 and 2020 were comprised as shown in the following tables:
Quarter ended September 30, 2021

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	0.8	0.3	0.3	—	1.4	0.4	1.6	2.2	7.0	(0.5)	0.2	—	6.7
Bonds	12.8	29.7	18.0	1.9	12.9	25.6	2.3	10.7	113.9	8.8	0.8	1.0	124.5
Derivatives and other invested assets	2.7	6.2	1.2	—	(0.1)	(0.4)	0.4	(0.1)	9.9	0.1	—	(4.2)	5.8
	16.3	36.2	19.5	1.9	14.2	25.6	4.3	12.8	130.8	8.4	1.0	(3.2)	137.0
Dividends:
Preferred stocks	0.6	1.9	1.0	0.2	0.1	0.3	—	—	4.1	0.1	—	0.4	4.6
Common stocks	7.9	3.5	0.8	0.9	1.4	3.8	1.4	0.8	20.5	1.2	11.6	0.1	33.4
	8.5	5.4	1.8	1.1	1.5	4.1	1.4	0.8	24.6	1.3	11.6	0.5	38.0
Investment expenses	(3.7)	(14.0)	(4.2)	(1.9)	(3.6)	(9.0)	(0.2)	0.2	(36.4)	(3.3)	(29.2)	61.1	(7.8)
Interest and dividends	21.1	27.6	17.1	1.1	12.1	20.7	5.5	13.8	119.0	6.4	(16.6)	58.4	167.2

Quarter ended September 30, 2020

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	1.4	3.3	1.9	0.1	1.1	2.5	1.1	2.3	13.7	0.2	0.2	1.7	15.8
Bonds	9.6	30.3	18.8	4.9	14.7	31.2	1.8	9.6	120.9	5.5	4.6	3.0	134.0
Derivatives and other invested assets	2.6	5.2	0.6	0.6	(0.1)	(0.5)	0.4	0.1	8.9	—	—	5.2	14.1
	13.6	38.8	21.3	5.6	15.7	33.2	3.3	12.0	143.5	5.7	4.8	9.9	163.9
Dividends:
Preferred stocks	0.3	0.1	0.1	0.1	0.1	0.3	—	—	1.0	—	—	—	1.0
Common stocks	1.0	2.4	—	—	0.7	3.3	1.8	1.0	10.2	0.9	10.3	0.1	21.5
	1.3	2.5	0.1	0.1	0.8	3.6	1.8	1.0	11.2	0.9	10.3	0.1	22.5
Investment expenses	(3.0)	(6.8)	(3.7)	(1.5)	(3.2)	(7.1)	(0.2)	(1.5)	(27.0)	(1.5)	(9.6)	33.5	(4.6)
Interest and dividends	11.9	34.5	17.7	4.2	13.3	29.7	4.9	11.5	127.7	5.1	5.5	43.5	181.8

Nine months ended September 30, 2021

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	2.1	1.0	1.2	—	3.3	1.6	5.2	5.8	20.2	(0.3)	0.3	—	20.2
Bonds	35.9	90.4	53.8	7.8	36.8	77.6	5.9	31.8	340.0	14.8	1.7	13.3	369.8
Derivatives and other invested assets	7.6	24.1	6.7	1.6	(0.2)	(1.3)	0.3	—	38.8	0.1	—	9.3	48.2
	45.6	115.5	61.7	9.4	39.9	77.9	11.4	37.6	399.0	14.6	2.0	22.6	438.2
Dividends:
Preferred stocks	1.2	2.4	1.2	0.3	0.3	0.9	—	0.3	6.6	0.1	—	0.4	7.1
Common stocks	11.3	6.8	2.4	1.8	3.1	11.4	4.2	4.0	45.0	4.9	21.8	(1.5)	70.2
	12.5	9.2	3.6	2.1	3.4	12.3	4.2	4.3	51.6	5.0	21.8	(1.1)	77.3
Investment expenses	(11.1)	(36.4)	(13.4)	(5.6)	(10.5)	(25.4)	(0.9)	(6.1)	(109.4)	(6.3)	(149.9)	246.0	(19.6)
Interest and dividends	47.0	88.3	51.9	5.9	32.8	64.8	14.7	35.8	341.2	13.3	(126.1)	267.5	495.9

Nine months ended September 30, 2020

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	8.0	20.4	9.0	0.7	9.6	13.9	4.4	9.8	75.8	4.5	1.7	11.2	93.2
Bonds	31.7	95.8	61.2	16.5	43.7	89.5	5.7	30.1	374.2	19.3	16.5	20.8	430.8
Derivatives and other invested assets	7.2	18.6	1.5	2.1	(0.2)	1.3	0.6	0.1	31.2	—	—	7.6	38.8
	46.9	134.8	71.7	19.3	53.1	104.7	10.7	40.0	481.2	23.8	18.2	39.6	562.8
Dividends:
Preferred stocks	0.9	0.6	0.3	0.2	0.3	0.8	—	0.1	3.2	—	—	—	3.2
Common stocks	4.1	5.3	1.8	1.0	2.2	15.4	5.7	3.1	38.6	3.6	15.0	0.7	57.9
	5.0	5.9	2.1	1.2	2.5	16.2	5.7	3.2	41.8	3.6	15.0	0.7	61.1
Investment expenses	(8.0)	(22.4)	(10.5)	(5.1)	(8.9)	(22.0)	(0.8)	(5.0)	(82.7)	(7.3)	24.2	46.6	(19.2)
Interest and dividends	43.9	118.3	63.3	15.4	46.7	98.9	15.6	38.2	440.3	20.1	57.4	86.9	604.7

Share of Profit (Loss) of Associates
Share of profit (loss) of associates by reporting segment for the three and nine months ended September 30, 2021 and 2020 were comprised as shown in the following tables:
Quarter ended September 30, 2021

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Eurolife	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	0.1	0.1	0.1	0.5	—	0.4	—	1.2	0.2	—	43.0	44.4
	—	0.1	0.1	0.1	0.5	—	0.4	—	1.2	0.2	—	43.0	44.4
Non-insurance:
Eurobank	0.1	16.1	4.7	—	3.3	5.2	—	4.9	34.3	—	—	9.0	43.3
Resolute	10.1	—	16.7	27.4	10.0	7.8	—	5.8	77.8	2.4	—	1.8	82.0
IIFL Finance	0.2	—	1.4	—	0.1	0.3	0.1	—	2.1	0.1	7.5	0.3	10.0
Atlas	—	7.8	1.8	0.9	2.4	5.4	—	0.5	18.8	1.2	—	0.3	20.3
Quess	—	—	—	—	—	—	—	—	—	—	(0.1)	1.1	1.0
Other	(1.4)	11.6	11.9	5.3	5.1	3.3	0.1	2.1	38.0	3.3	(0.4)	(14.6)	26.3
	9.0	35.5	36.5	33.6	20.9	22.0	0.2	13.3	171.0	7.0	7.0	(2.1)	182.9
Share of profit of associates	9.0	35.6	36.6	33.7	21.4	22.0	0.6	13.3	172.2	7.2	7.0	40.9	227.3

Quarter ended September 30, 2020

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
RiverStone Barbados	—	0.3	0.2	—	—	—	—	—	0.5	0.2	—	13.0	13.7
Eurolife	—	—	—	—	—	—	—	—	—	—	—	(6.7)	(6.7)
Other	—	0.6	1.2	0.7	0.4	—	9.3	—	12.2	2.0	—	(2.4)	11.8
	—	0.9	1.4	0.7	0.4	—	9.3	—	12.7	2.2	—	3.9	18.8
Non-insurance:
Atlas	—	8.7	1.5	0.7	1.8	5.0	—	0.4	18.1	1.0	—	0.3	19.4
IIFL Finance	—	—	0.1	—	—	(0.1)	—	—	—	—	0.5	—	0.5
Eurobank	0.1	11.0	3.3	—	2.3	3.5	—	3.3	23.5	—	—	6.8	30.3
Astarta	—	2.1	1.3	0.8	1.2	—	—	0.7	6.1	—	—	0.5	6.6
Resolute	0.3	—	0.6	0.9	0.4	0.3	—	0.2	2.7	—	—	—	2.7
Quess	0.1	—	—	—	—	(0.1)	—	—	—	—	—	0.4	0.4
Other	2.2	(1.4)	(1.6)	1.0	5.0	6.1	0.1	0.1	11.5	(0.4)	(39.1)	0.1	(27.9)
	2.7	20.4	5.2	3.4	10.7	14.7	0.1	4.7	61.9	0.6	(38.6)	8.1	32.0
Share of profit (loss) of associates	2.7	21.3	6.6	4.1	11.1	14.7	9.4	4.7	74.6	2.8	(38.6)	12.0	50.8

Nine months ended September 30, 2021

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Eurolife	—	—	—	—	—	—	—	—	—	—	—	14.3	14.3
Other	—	0.5	1.4	0.8	1.5	—	7.6	(0.2)	11.6	2.5	—	38.6	52.7
	—	0.5	1.4	0.8	1.5	—	7.6	(0.2)	11.6	2.5	—	52.9	67.0
Non-insurance:
Eurobank	0.4	52.7	15.7	—	10.8	17.2	—	16.1	112.9	—	—	29.5	142.4
Resolute	13.2	—	21.8	35.8	12.8	10.2	—	7.6	101.4	3.2	—	2.3	106.9
IIFL Finance	0.5	0.1	4.1	—	0.4	0.7	0.3	—	6.1	0.2	22.2	1.2	29.7
Atlas	—	1.4	1.0	0.7	1.5	1.9	—	0.1	6.6	0.6	—	0.2	7.4
Quess	—	—	—	—	—	—	—	—	—	—	(0.1)	(1.9)	(2.0)
Other	(2.5)	7.3	11.0	6.5	4.5	4.6	0.2	(0.6)	31.0	6.5	(12.5)	(29.4)	(4.4)
	11.6	61.5	53.6	43.0	30.0	34.6	0.5	23.2	258.0	10.5	9.6	1.9	280.0
Share of profit of associates	11.6	62.0	55.0	43.8	31.5	34.6	8.1	23.0	269.6	13.0	9.6	54.8	347.0

Nine months ended September 30, 2020

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
RiverStone Barbados	—	1.7	1.3	—	—	—	—	—	3.0	1.4	—	75.9	80.3
Eurolife	—	—	—	—	—	—	—	—	—	—	—	(15.6)	(15.6)
Other	—	(0.8)	(1.6)	(2.0)	1.6	—	13.4	—	10.6	(1.7)	—	(8.8)	0.1
	—	0.9	(0.3)	(2.0)	1.6	—	13.4	—	13.6	(0.3)	—	51.5	64.8
Non-insurance:
Atlas	—	42.5	5.3	1.9	8.1	25.5	—	3.1	86.4	10.8	—	0.4	97.6
IIFL Finance	0.2	—	1.7	—	0.2	0.3	0.1	—	2.5	0.3	9.0	0.3	12.1
Eurobank	—	2.3	0.7	—	0.5	0.7	—	0.7	4.9	—	—	1.3	6.2
Astarta(1)	—	(4.8)	(5.1)	(3.1)	(4.9)	—	—	(1.6)	(19.5)	(1.5)	—	(3.2)	(24.2)
Resolute(1)	(7.1)	—	(11.8)	(4.8)	(6.9)	(2.6)	—	(3.9)	(37.1)	(13.0)	—	(24.2)	(74.3)
Quess(1)	—	—	(0.4)	—	—	(0.1)	—	—	(0.5)	(0.1)	(3.7)	(121.4)	(125.7)
Other	(1.6)	(7.8)	(8.6)	(3.1)	0.8	—	0.1	(11.8)	(32.0)	(9.2)	(93.1)	0.3	(134.0)
	(8.5)	32.2	(18.2)	(9.1)	(2.2)	23.8	0.2	(13.5)	4.7	(12.7)	(87.8)	(146.5)	(242.3)
Share of profit (loss) of associates	(8.5)	33.1	(18.5)	(11.1)	(0.6)	23.8	13.6	(13.5)	18.3	(13.0)	(87.8)	(95.0)	(177.5)
(1)    During the first nine months of 2020 the company recorded non-cash impairment charges on its investments in Quess, Resolute and Astarta of $98.3, $56.5 and $26.3 respectively.

Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and nine months ended September 30, 2021 and 2020 were comprised as follows:

	Third quarter
	2021			2020
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	199.0	(42.0)	157.0	(12.1)	121.3	109.2
Preferred stocks - convertible	—	(1.6)	(1.6)	—	0.5	0.5
Bonds - convertible	0.2	(106.0)	(105.8)	(11.6)	42.3	30.7
Other equity derivatives(1)(2)	175.0	(292.4)	(117.4)	52.9	(38.1)	14.8
Disposition of non-insurance associates(3)	7.1	—	7.1	21.4	—	21.4
Non-insurance subsidiaries held for sale or deconsolidated(4)(5)(6)	92.1	—	92.1	—	(164.0)	(164.0)
Other	(0.2)	—	(0.2)	—	—	—
Long equity exposures	473.2	(442.0)	31.2	50.6	(38.0)	12.6
Short equity exposures(2)	—	—	—	(79.2)	(89.0)	(168.2)
Net equity exposures and financial effects	473.2	(442.0)	31.2	(28.6)	(127.0)	(155.6)
Bonds(7)	37.6	(85.2)	(47.6)	15.5	27.1	42.6
U.S. treasury bond forward contracts	(8.0)	5.2	(2.8)	(54.2)	53.0	(1.2)
Preferred stocks(8)	—	396.7	396.7	—	8.3	8.3
CPI-linked derivatives	(39.9)	41.1	1.2	(42.2)	33.9	(8.3)
Other derivatives	30.6	(13.9)	16.7	3.5	(0.3)	3.2
Foreign currency	(17.5)	(11.9)	(29.4)	30.0	53.5	83.5
Disposition of insurance and reinsurance associate	(2.1)	—	(2.1)	—	—	—
Other	115.8	(105.1)	10.7	(11.1)	11.3	0.2
Net gains (losses) on investments	589.7	(215.1)	374.6	(87.1)	59.8	(27.3)

Net gains (losses) on bonds is comprised as follows:
Government bonds	4.6	4.1	8.7	(0.6)	(6.7)	(7.3)
U.S. states and municipalities	—	(4.2)	(4.2)	0.7	11.0	11.7
Corporate and other	33.0	(85.1)	(52.1)	15.4	22.8	38.2
	37.6	(85.2)	(47.6)	15.5	27.1	42.6

	First nine months
	2021			2020
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)(9)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	378.4	783.6	1,162.0	220.1	(831.1)	(611.0)
Preferred stocks - convertible	0.7	1.6	2.3	—	2.9	2.9
Bonds - convertible	0.2	128.8	129.0	14.5	6.0	20.5
Other equity derivatives(1)(2)	391.4	58.4	449.8	122.3	(194.6)	(72.3)
Disposition of non-insurance associates(3)(10)	10.8	—	10.8	14.6	—	14.6
Non-insurance subsidiaries held for sale or deconsolidated(4)(5)(6)(11)	190.0	—	190.0	—	(164.0)	(164.0)
Other	(0.2)	—	(0.2)	—	—	—
Long equity exposures	971.3	972.4	1,943.7	371.5	(1,180.8)	(809.3)
Short equity exposures(2)	—	—	—	(327.3)	(63.3)	(390.6)
Net equity exposures and financial effects	971.3	972.4	1,943.7	44.2	(1,244.1)	(1,199.9)
Bonds(7)	211.4	(381.6)	(170.2)	125.9	324.5	450.4
U.S. treasury bond forward contracts	21.1	(1.9)	19.2	(109.3)	(1.4)	(110.7)
Preferred stocks(8)	—	837.8	837.8	—	(3.8)	(3.8)
CPI-linked derivatives	(108.6)	111.9	3.3	(275.5)	275.8	0.3
Other derivatives	(39.5)	54.1	14.6	18.1	(51.5)	(33.4)
Foreign currency	(20.3)	(71.0)	(91.3)	(60.6)	37.8	(22.8)
Disposition of insurance and reinsurance associate	3.9	—	3.9	—	—	—
Other	113.5	(167.7)	(54.2)	(12.7)	9.9	(2.8)
Net gains (losses) on investments	1,152.8	1,354.0	2,506.8	(269.9)	(652.8)	(922.7)

Net gains (losses) on bonds is comprised as follows:
Government bonds	7.2	(35.8)	(28.6)	93.1	(7.8)	85.3
U.S. states and municipalities	—	8.0	8.0	3.9	(5.8)	(1.9)
Corporate and other	204.2	(353.8)	(149.6)	28.9	338.1	367.0
	211.4	(381.6)	(170.2)	125.9	324.5	450.4
(1)    Other equity derivatives include long equity total return swaps, equity warrants and options and the Asset Value Loan Notes ("AVLNs") entered with RiverStone Barbados.
(2)    Gains and losses on equity total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented in net change in unrealized gains (losses).

(3)    On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3.
(4)    On August 19, 2021 the company sold the operations of Toys "R" Us Canada and recorded a net realized gain of $85.7.
(5)    On August 5, 2021 Mosaic Capital was privatized with a third party purchaser and deconsolidated by the company.
(6)    Pursuant to a proposed transaction on July 10, 2020 Fairfax Africa was classified as held for sale on September 30, 2020 which resulted in a non-cash loss of $164.0.
(7)     Includes the derecognition of Seaspan debentures that were exchanged for Atlas preferred shares on June 11, 2021 and the redemption of the remaining Seaspan debentures on August 23, 2021.
(8)    During June 2021 the company's associate Go Digit Infoworks Services Private Limited ("Digit") entered into agreements with certain third party investors whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") will raise approximately $200 (14.9 billion Indian rupees) of new equity shares, valuing Digit Insurance at approximately $3.5 billion (259.5 billion Indian rupees) (the "transaction fair value"). The transactions are subject to customary closing conditions and regulatory approval, and are expected to close in the fourth quarter of 2021. The company estimated the fair value of Digit at September 30, 2021 using a probability weighted valuation model, attributing 35% weighting to the fair value determined through an internal discounted cash flow analysis and 65% weighting to the risk-adjusted transaction fair value, which resulted in the company recording a net unrealized gain of $822.0 inclusive of foreign exchange losses of $16.3), on its investment in Digit compulsory convertible preferred shares.
(9)    Amounts recorded in net realized gains (losses) in the first nine months of 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of European Run-off on March 31, 2020.
(10)    On February 28, 2020 the company sold its investment in APR Energy to Atlas in an all-stock transaction.
(11)    On April 29, 2021 Fairfax India completed the sale of Privi and recorded a net realized gain of $94.9.

Net equity exposure and financial effects: During the third quarter and first nine months of 2021 the company's long equity exposures produced net gains of $31.2 and $1,943.7 compared to the third quarter and first nine months of 2020 net equity exposure (long equity exposures net of short equity exposures) that produced net losses of $155.6 and $1,199.9. Net gains on long equity exposures of $31.2 in the third quarter of 2021 were primarily comprised of net gains on common stocks ($157.0) and net gains from deconsolidation of non-insurance subsidiaries ($92.1, primarily from the sale of Toys "R" Us Canada), partially offset by net losses on long equity total return swaps ($113.6), convertible bonds ($105.8) and the AVLNs entered with RiverStone Barbados ($8.6). Net gains on long equity exposures of $1,943.7 in the first nine months of 2021 were primarily comprised of net gains on common stocks ($1,162.0), long equity total return swaps ($269.7), net gains from deconsolidation of non-insurance subsidiaries ($190.0, primarily from the sale of Privi and Toys "R" Us Canada), equity warrants and options ($130.1) and convertible bonds ($129.0). The company no longer held any short equity exposures and equity hedges in the first nine months of 2021 compared to the third quarter and first nine months of 2020 when short equity total return swaps produced net losses of $168.2 and $390.6.
Net gains on long equity exposures of $12.6 in the third quarter of 2020 were primarily comprised of net gains on common stocks ($109.2), convertible bonds ($30.7), equity warrants and options ($24.5) and the sale of Davos Brands ($19.3), partially offset by a non-cash unrealized loss from classifying Fairfax Africa as held for sale ($164.0). Net losses on long equity exposures of $809.3 in the first nine months of 2020 were primarily comprised of net losses on common stocks ($611.0), equity warrants and options ($111.3) and a non-cash unrealized loss from classifying Fairfax Africa as held for sale ($164.0), partially offset by net gains on long equity total return swaps ($39.0).
Bonds: Net losses on bonds of $47.6 in the third quarter of 2021 (2020 - net gains on bonds of $42.6) were primarily comprised of net losses on corporate and other bonds ($52.1), partially offset by net gains on India government bonds ($17.9). Net losses on bonds of $170.2 in the first nine months of 2021 (2020 - net gains on bonds of $450.4) were primarily comprised of net losses on corporate and other bonds ($149.6) and U.S. treasury bonds ($8.7).
CPI-linked derivatives: The company’s CPI-linked derivative contracts produced net gains of $1.2 and of $3.3 in the third quarter and first nine months of 2021 (2020 - net losses of $8.3 and net gains of $0.3). During the third quarter and first nine months of 2021 certain CPI-linked derivative contracts referenced to CPI in the United States, European Union and France with notional amounts of $4,016.6 and $11,477.8 matured.
Foreign currency: Net losses on foreign currency in the third quarter of 2021 of $29.4 (2020 - net gains of $83.5) was comprised of foreign currency net losses on investing activities of $48.2 (principally related to strengthening of the U.S. dollar relative to the euro and the Indian rupee) and foreign currency net losses on underwriting activities of $3.0, partially offset by net gains on foreign currency contracts of $21.8. Net losses on foreign currency in the first nine months of $91.3 (2020 - $22.8) was comprised of foreign currency net losses on investing activities of $100.9 (principally related to strengthening of the U.S. dollar relative to the euro and the Indian rupee) and net losses on foreign currency contracts of $9.3, partially offset by foreign currency net gains on underwriting activities of $18.9.

Net gains (losses) on investments for the three and nine months ended September 30, 2021 and 2020 for each of the Property and Casualty Insurance and Reinsurance companies, Life insurance and Run-off and Non-insurance companies reporting segments, and Corporate and Other, were comprised as shown in the following tables:
Quarter ended September 30, 2021

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	0.3	(51.0)	(12.8)	9.3	(10.9)	25.6	(10.9)	(18.2)	(68.6)	7.9	93.5	(1.6)	31.2
Bonds(1)	(4.1)	(10.3)	6.7	0.2	(8.0)	(10.9)	(1.6)	(9.1)	(37.1)	(2.1)	(0.1)	(8.3)	(47.6)
U.S. treasury bond forwards	—	(0.3)	(2.1)	—	—	(0.1)	—	—	(2.5)	(0.4)	—	0.1	(2.8)
Preferred stocks	(0.4)	(1.4)	(0.2)	(0.1)	(0.2)	(0.5)	399.6	(0.1)	396.7	—	—	—	396.7
CPI-linked derivatives	(0.2)	0.8	0.2	0.1	0.5	—	—	(0.2)	1.2	—	—	—	1.2
Foreign currency	(2.5)	12.6	3.7	(0.5)	(11.4)	(22.2)	(3.4)	3.4	(20.3)	(1.1)	(8.1)	0.1	(29.4)
Other	0.4	3.4	(1.0)	(0.6)	44.3	(0.8)	(0.3)	2.1	47.5	0.9	7.8	(30.9)	25.3
Net gains (losses) on investments	(6.5)	(46.2)	(5.5)	8.4	14.3	(8.9)	383.4	(22.1)	316.9	5.2	93.1	(40.6)	374.6

Quarter ended September 30, 2020

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	39.2	13.6	23.3	(18.4)	(26.3)	(24.9)	(1.8)	5.6	10.3	(4.4)	(12.8)	19.5	12.6
Short equity exposures(1)	—	(82.4)	(85.7)	—	—	—	—	(0.1)	(168.2)	—	—	—	(168.2)
Bonds(1)	16.8	25.0	16.2	(2.9)	(1.1)	23.7	1.3	12.0	91.0	0.7	(33.1)	(16.0)	42.6
U.S. treasury bond forwards	—	(0.5)	(0.8)	—	0.1	—	—	—	(1.2)	—	—	—	(1.2)
Preferred stocks	1.9	2.8	0.8	0.5	0.7	2.1	—	(0.5)	8.3	—	—	—	8.3
CPI-linked derivatives	(0.8)	(3.8)	(0.3)	(0.8)	—	—	—	(1.8)	(7.5)	—	—	(0.8)	(8.3)
Foreign currency	4.9	1.5	4.5	2.4	24.0	11.2	13.4	1.6	63.5	1.4	10.1	8.5	83.5
Other	0.2	6.1	(1.3)	(0.6)	0.2	(0.8)	0.7	2.9	7.4	0.5	(2.8)	(1.7)	3.4
Net gains (losses) on investments	62.2	(37.7)	(43.3)	(19.8)	(2.4)	11.3	13.6	19.7	3.6	(1.8)	(38.6)	9.5	(27.3)
Nine months ended September 30, 2021

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	185.4	471.4	207.1	53.7	42.1	234.3	(8.3)	70.3	1,256.0	84.5	283.0	320.2	1,943.7
Bonds(1)	(3.1)	(31.6)	(4.7)	(3.0)	(28.2)	(51.6)	(2.7)	(20.8)	(145.7)	(7.1)	(0.3)	(17.1)	(170.2)
U.S. treasury bond forwards	—	2.7	14.4	—	—	—	—	—	17.1	1.0	—	1.1	19.2
Preferred stocks	2.0	(0.5)	(0.3)	(0.2)	(0.3)	(0.9)	838.3	(0.3)	837.8	—	—	—	837.8
CPI-linked derivatives	1.3	1.8	0.4	0.2	0.8	—	—	(0.8)	3.7	—	—	(0.4)	3.3
Foreign currency	(2.3)	(14.8)	(7.0)	(1.7)	(21.3)	(16.3)	(15.8)	12.1	(67.1)	(4.6)	(14.8)	(4.8)	(91.3)
Other	(2.3)	(2.7)	(16.9)	(10.1)	31.8	(9.2)	(2.0)	(4.6)	(16.0)	(3.8)	18.3	(34.2)	(35.7)
Net gains on investments	181.0	426.3	193.0	38.9	24.9	156.3	809.5	55.9	1,885.8	70.0	286.2	264.8	2,506.8

Nine months ended September 30, 2020

	Property and Casualty Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	(31.7)	(238.6)	(69.0)	(54.5)	(77.8)	(115.7)	(1.1)	(109.8)	(698.2)	(170.0)	(73.0)	131.9	(809.3)
Short equity exposures(1)	—	(164.7)	(203.8)	—	—	—	—	(13.0)	(381.5)	(9.1)	—	—	(390.6)
Bonds(1)	15.5	122.4	86.8	(7.8)	67.5	170.5	4.1	24.0	483.0	20.4	(30.8)	(22.2)	450.4
U.S. treasury bond forwards	—	(21.2)	(55.4)	(23.9)	(3.1)	—	—	—	(103.6)	(7.1)	—	—	(110.7)
Preferred stocks	(2.3)	0.3	(0.3)	(0.2)	(0.4)	(1.0)	0.8	(0.7)	(3.8)	—	—	—	(3.8)
CPI-linked derivatives	(2.0)	(1.1)	0.6	(0.2)	1.4	—	—	(0.6)	(1.9)	2.0	—	0.2	0.3
Foreign currency	(14.7)	24.1	5.0	2.3	9.5	(17.5)	(15.0)	11.9	5.6	5.3	(35.1)	1.4	(22.8)
Other	(0.2)	(3.5)	(12.8)	(0.1)	(6.9)	(7.1)	0.8	6.4	(23.4)	1.3	(10.9)	(3.2)	(36.2)
Net gains (losses) on investments	(35.4)	(282.3)	(248.9)	(84.4)	(9.8)	29.2	(10.4)	(81.8)	(723.8)	(157.2)	(149.8)	108.1	(922.7)
(1)    Long equity exposures, short equity exposures and bonds as presented in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.

Interest Expense
Interest expense as presented in the consolidated statement of earnings for the three and nine months ended September 30, 2021 and 2020 was comprised as follows:

	Third quarter		First nine months
	2021	2020	2021	2020
Interest expense on borrowings:
Holding company	64.1	62.5	243.1	174.6
Insurance and reinsurance companies	10.0	12.0	32.3	38.5
Non-insurance companies(1)	21.4	31.2	72.3	98.5
	95.5	105.7	347.7	311.6
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	4.2	4.6	13.2	14.3
Non-insurance companies	10.0	10.6	32.7	32.9
	14.2	15.2	45.9	47.2

Interest expense	109.7	120.9	393.6	358.8
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method.
The increase in interest expense on borrowings at the holding company in the third quarter of 2021 principally reflected the issuance on March 3, 2021 of $600.0 principal amount of 3.375% senior notes due 2031, partially offset by decreased borrowings on the $2.0 billion unsecured revolving credit facility. The increase in interest expense on borrowings in the first nine months of 2021 also reflected the loss of $45.7 on redemptions of the $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due 2022 and the $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due 2023 and the issuance on April 29, 2020 of $650.0 principal amount of 4.625% senior notes due 2030.
The decrease in interest expense on borrowings at the insurance and reinsurance companies in the first nine months of 2021 principally reflected the redemption of Odyssey senior notes on March 15, 2021 and June 15, 2021, the deconsolidation of Allied World's senior note on March 1, 2021 as part of sale of Vault Insurance, the deconsolidation of European Run-off's borrowings on March 31, 2020 and the reset of the interest rate from 6.625% to 3.6757% on Brit's £135.0 subordinate debt in December 2020.
The decrease in interest expense on borrowings at the non-insurance companies in the third quarter and first nine months of 2021 principally reflected the deconsolidation of CIG's borrowings on December 8, 2020, the deconsolidation of Privi's borrowings on April 29, 2021, decreased interest expense at Fairfax India (due to lower borrowings on its senior notes upon refinancing on February 26, 2021, and lower borrowings and interest rates at NCML), decreased interest rates on AGT's credit facilities and decreased borrowings at Thomas Cook.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.
For further details of the company's borrowings refer to note 10 (Borrowings) to the interim consolidated financial statements for the three and nine months ended September 30, 2021 and note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2020.

Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of (profit) loss of associates.

	Third quarter		First nine months
	2021	2020	2021	2020
Fairfax corporate overhead	34.5	27.1	122.7	135.8
Subsidiary holding companies' corporate overhead	11.3	12.9	42.3	35.4
Subsidiary holding companies' non-cash intangible asset amortization(1)	22.9	23.5	69.4	70.5
Total corporate overhead(2)	68.7	63.5	234.4	241.7
Holding company interest and dividends	2.5	(11.8)	(25.6)	(45.7)
Holding company share of (profit) loss of associates	(40.9)	(12.0)	(54.8)	95.0
Investment management and administration fees and other(3)	(61.4)	(21.4)	(247.8)	(22.8)
	(31.1)	18.3	(93.8)	268.2
(1)    Non-cash intangible asset amortization is principally related to customer and broker relationships.
(2)    Presented as consolidated corporate overhead in note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.
(3)    Presented as a consolidation elimination in note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.
Fairfax corporate overhead increased to $34.5 in the third quarter of 2021 from $27.1 in the third quarter of 2020, primarily reflecting increases in employee compensation expenses and credit facility fees. Fairfax corporate overhead decreased to $122.7 in the first nine months of 2021 from $135.8 in the first nine months of 2020, primarily reflecting decreased legal and consulting fees and certain one-off expenses in 2020, partially offset by higher employee compensation expenses.
Subsidiary holding companies' corporate overhead decreased to $11.3 in the third quarter of 2021 from $12.9 in the third quarter of 2020, primarily reflecting decreases in employee compensation expenses and charitable donations, higher fee income from a travel insurance agent at Crum & Forster and certain one-off expenses incurred in 2020, partially offset by higher consulting fees (principally related to implementation costs of IFRS 17 Insurance Contracts of $7.1).
Subsidiary holding companies' corporate overhead increased to $42.3 in the first nine months of 2021 from $35.4 in the first nine months of 2020, primarily reflecting increases in consulting fees (principally related to implementation costs of IFRS 17 Insurance Contracts of $13.5) and charitable donations, partially offset by decreased employee compensation expenses, lower net costs related to insurance agents and brokers and certain one-off expenses incurred in 2020.
Subsidiary holding companies' non-cash intangible asset amortization of $22.9 and $69.4 in the third quarter and first nine months of 2021 (2020 - $23.5 and $70.5) primarily related to amortization of intangible assets at Allied World and Crum & Forster.
Investment management and administration fees and other of $61.4 and $247.8 in the third quarter and first nine months of 2021 (2020 - $21.4 and $22.8) were primarily comprised of investment and administration fee income of $62.4 and $248.4 (2020 - $34.0 and $48.1), partially offset by consolidation eliminations. The increase in investment and administration fee income in the third quarter and first nine months of 2021 primarily reflected a performance fee receivable from Fairfax India of $18.6 and $118.2 (2020 - nil and a reversal of $47.9) and increased investment management fees from insurance and reinsurance subsidiaries (as a result of increased investment portfolio values).
Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes
For details of the provision for (recovery of) income taxes in the third quarters and first nine months of 2021 and 2020, see note 13 (Income Taxes) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.

Segmented Balance Sheet
The company's segmented balance sheets as at September 30, 2021 and December 31, 2020 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. Affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	September 30, 2021					December 31, 2020
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(5)	Consolidated	Property and casualty insurance and reinsurance companies	Run-off	Non-insurance companies	Corporate and eliminations(5)	Consolidated
Assets
Holding company cash and investments	635.7	—	—	907.6	1,543.3	598.1	—	—	654.1	1,252.2
Insurance contract receivables	7,137.5	9.9	—	(344.9)	6,802.5	6,052.5	8.4	—	(244.8)	5,816.1
Portfolio investments(1)(2)	43,552.9	4,970.2	2,284.3	(545.7)	50,261.7	37,947.8	1,592.4	1,810.3	758.1	42,108.6
Deferred premium acquisition costs	1,835.6	—	—	(51.9)	1,783.7	1,574.4	—	—	(30.7)	1,543.7
Recoverable from reinsurers	12,650.7	431.8	—	(1,344.1)	11,738.4	11,254.2	453.7	—	(1,174.7)	10,533.2
Deferred income tax assets	298.5	33.9	63.3	148.5	544.2	460.0	0.1	64.5	189.3	713.9
Goodwill and intangible assets	3,579.6	45.4	2,450.2	0.1	6,075.3	3,586.2	41.1	2,601.8	—	6,229.1
Due from affiliates	432.3	388.1	—	(820.4)	—	222.6	357.7	3.8	(584.1)	—
Other assets	1,661.0	723.2	3,164.5	230.4	5,779.1	1,526.4	119.2	3,868.6	343.0	5,857.2
Investments in affiliates(3)	167.1	29.3	—	(196.4)	—	153.2	29.3	—	(182.5)	—
Total assets	71,950.9	6,631.8	7,962.3	(2,016.8)	84,528.2	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0

Liabilities
Accounts payable and accrued liabilities	2,014.4	358.0	2,066.0	517.6	4,956.0	1,843.3	59.9	2,566.4	526.5	4,996.1
Derivative obligations	53.1	—	53.1	53.8	160.0	114.9	1.1	50.0	23.4	189.4
Due to affiliates	20.4	0.1	177.9	(198.4)	—	8.3	—	117.6	(125.9)	—
Deferred income tax liabilities	245.2	87.0	203.7	4.1	540.0	152.7	—	197.7	6.0	356.4
Insurance contract payables	4,358.3	588.9	—	(389.5)	4,557.7	3,224.2	11.6	—	(271.8)	2,964.0
Provision for losses and loss adjustment expenses(4)	33,018.7	4,321.0	—	(1,117.7)	36,222.0	29,809.4	2,023.3	—	(1,023.4)	30,809.3
Provision for unearned premiums(4)	10,194.7	14.9	—	(221.1)	9,988.5	8,550.1	—	—	(152.6)	8,397.5
Borrowings	826.5	—	1,687.0	5,439.1	7,952.6	1,033.4	—	2,192.5	5,588.1	8,814.0
Total liabilities	50,731.3	5,369.9	4,187.7	4,087.9	64,376.8	44,736.3	2,095.9	5,124.2	4,570.3	56,526.7

Equity
Shareholders' equity attributable to shareholders of Fairfax	19,321.2	1,261.4	1,760.0	(6,467.6)	15,875.0	17,117.4	506.0	1,385.9	(5,152.7)	13,856.6
Non-controlling interests	1,898.4	0.5	2,014.6	362.9	4,276.4	1,521.7	—	1,838.9	310.1	3,670.7
Total equity	21,219.6	1,261.9	3,774.6	(6,104.7)	20,151.4	18,639.1	506.0	3,224.8	(4,842.6)	17,527.3
Total liabilities and total equity	71,950.9	6,631.8	7,962.3	(2,016.8)	84,528.2	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0
(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Includes investment in associate held for sale at September 30, 2021 of nil (December 31, 2020 - $729.5). See note 6 (Investments in Associates) and note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.
(3)    Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(4)    Included in insurance contract liabilities on the consolidated balance sheet.
(5)    Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Consolidated Balance Sheet Summary
Changes to the assets and liabilities in the company's consolidated balance sheet at September 30, 2021 compared to December 31, 2020 were primarily due to the consolidation of Eurolife and Singapore Re, net unrealized appreciation of equity and equity-related holdings, increased business volumes at the insurance and reinsurance operations, the sale of the company's joint venture interest in RiverStone Barbados, the deconsolidation of Toys "R" Us Canada and Mosaic Capital, Fairfax India's deconsolidation of Privi and initial public offerings by Farmers Edge and Boat Rocker.
Holding company cash and investments increased to $1,543.3 ($1,489.6 net of $53.7 of holding company derivative obligations) at September 30, 2021 from $1,252.2 ($1,229.4 net of $22.8 of holding company derivative obligations) at December 31, 2020. Significant cash movements at the holding company during the third quarter and first nine months of 2021 are set out in the Financial Condition section of this MD&A under the heading "Liquidity".
Insurance contract receivables increased by $986.4 to $6,802.5 at September 30, 2021 from $5,816.1 at December 31, 2020, primarily reflecting higher insurance and reinsurance premiums receivable due to increased business volumes and the normal lag in the associated premium collection (principally at Odyssey Group, Allied World and Brit).
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $50,261.7 ($50,155.4 net of subsidiary derivative obligations) at September 30, 2021 compared to $42,108.6 ($41,942.0 net of subsidiary derivative obligations) at December 31, 2020. The increase of $8,213.4 principally reflected the consolidation of the investment portfolios of Eurolife ($3,570.5) and Singapore Re ($301.2), net unrealized appreciation of preferred stocks (primarily related to net unrealized gain of $822.0 (inclusive of foreign exchange losses of $16.3) on the company's investment in Digit compulsory convertible preferred shares), common stocks, long equity total return swap derivative contracts, and convertible bonds, in addition to the specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.
Subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $5,291.8, primarily reflecting the proceeds from net sales of short to mid-dated high quality corporate bonds and the consolidation of the cash and short term investments of Eurolife ($1,792.3).
Bonds (including bonds pledged for derivative obligations) increased by $972.8 primarily reflecting the consolidation of the bond portfolios of Eurolife ($1,463.8) and Singapore Re and net purchases of India government bonds and first mortgage loans, partially offset by net sales of short to mid-dated high quality corporate bonds, the exchange of certain debentures issued by Seaspan for newly-issued Atlas preferred shares and the redemption of the remaining Seaspan debentures.
Common stocks increased by $929.5 primarily reflecting net unrealized appreciation and the consolidation of the common stock portfolio of Eurolife.
Investments in associates decreased by $336.9 primarily reflecting the sale of the company's joint venture interest in RiverStone Barbados, the consolidation of Eurolife and Singapore Re (both previously equity accounted) and share of accumulated other comprehensive losses of associates (principally foreign currency losses), partially offset by share of profits of associates of $347.0, the commencement of the equity method of accounting for Gulf Insurance, the consolidation of Eurolife's investments in associates ($150.8) and an additional investment in Helios Fairfax Partners.
Derivatives and other invested assets, net of derivative obligations increased by $228.2 primarily reflecting net unrealized gains on equity warrants, other invested asset on the monthly royalty on future revenues on the sale of Toys "R" Us Canada, and the consolidation of the investment property portfolio of Singapore Re, partially offset by lower net receivables from counterparties on long equity total return swaps.
Recoverable from reinsurers increased by $1,205.2 to $11,738.4 at September 30, 2021 from $10,533.2 at December 31, 2020, primarily reflecting an increase in reinsurers' share of unearned premiums and unpaid losses due to increased business volumes, an increase in reinsurers' share of paid losses principally due to the seasonality of claim payments and reinsurance collections in U.S. crop at Odyssey Group, and the consolidation of Singapore Re.
Deferred income tax assets decreased by $169.7 to $544.2 at September 30, 2021 from $713.9 at December 31, 2020, primarily reflecting the utilization of operating losses and timing differences in the U.S. due to net earnings, partially offset by the consolidation of Eurolife ($35.4).
Goodwill and intangible assets decreased by $153.8 to $6,075.3 at September 30, 2021 from $6,229.1 at December 31, 2020, primarily reflecting the amortization of intangible assets and the deconsolidation of Privi (by Fairfax India), Mosaic Capital, Milestones (by Recipe) and Toys "R" Us Canada, partially offset by the consolidation of Eurolife and intangible asset additions.
Other assets decreased by $78.1 to $5,779.1 at September 30, 2021 from $5,857.2 at December 31, 2020, primarily reflecting the deconsolidation of Toys "R" Us Canada, Privi (by Fairfax India) and Mosaic Capital, and decreases in premises, equipment and right-of-use assets (primarily reflecting amortization and disposals), partially offset by the consolidation of Eurolife and increased inventories in the Non-insurance companies reporting segment.

Accounts payable and accrued liabilities decreased by $40.1 to $4,956.0 at September 30, 2021 from $4,996.1 at December 31, 2020, primarily reflecting the deconsolidation of Toys "R" Us Canada and Mosaic Capital, decreases in lease liabilities (primarily reflecting payments made, partially offset by new leases and interest accretion) and cash collateral from counterparties to derivative contracts, partially offset by the consolidation of Eurolife and increases in amounts payable for securities purchased but not yet settled and income taxes payable.
Deferred income tax liabilities increased by $183.6 to $540.0 at September 30, 2021 from $356.4 at December 31, 2020 principally due to unrealized gains on investments and the consolidation of Eurolife ($97.7).
Insurance contracts payable increased by $1,593.7 to $4,557.7 at September 30, 2021 from $2,964.0 at December 31, 2020, primarily reflecting an increase in premiums payable to reinsurers (primarily at Brit and Odyssey Group) due to an increase in premiums ceded and timing of associated payments, the consolidation of Eurolife ($581.0) and a higher balance of claim payments pending bank clearance (principally at Odyssey Group).
Provision for losses and loss adjustment expenses increased by $2,868.7 to $33,678.0 at September 30, 2021 from $30,809.3 at December 31, 2020, primarily reflecting increased business volumes (principally at Allied World, Odyssey Group, Northbridge and Crum & Forster) and catastrophe losses, and the consolidation of Singapore Re and Eurolife General, partially offset by net favourable prior year reserve development, the impact of strengthening of the U.S. dollar relative to numerous currencies and Run-off's continued progress settling its claims liabilities.
Non-controlling interests increased by $605.7 to $4,276.4 at September 30, 2021 from $3,670.7 at December 31, 2020, primarily reflecting other net changes in capitalization ($633.0) and non-controlling interests' share of net earnings ($209.1), partially offset by dividends paid to non-controlling interests ($152.2) and non-controlling interests' share of other comprehensive losses ($43.3). For further details refer to note 11 (Total Equity) and note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2021 and to the Components of Net Earnings section of this MD&A, under the heading "Non-insurance companies".
Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its provision for losses and loss adjustment expenses, unearned premiums and other insurance contract liabilities, less the sum of its insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. Float of the property and casualty insurance and reinsurance operations increased by 14.3% to $25,960.5 at September 30, 2021 from $22,705.0 at December 31, 2020, principally reflecting increased business volumes at Allied World, Odyssey Group, Crum & Forster, Brit and Northbridge, and the consolidation of Singapore Re.

Financial Risk Management
There were no significant changes to the company’s types of risk exposures or the processes used by the company for managing those risk exposures at September 30, 2021 compared to those identified at December 31, 2020 and disclosed in the company’s 2020 Annual Report, other than as described in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.

Financial Condition
    Capital Management
For a detailed analysis, see note 16 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three and nine months ended September 30, 2021.

    Liquidity
Holding company cash and investments at September 30, 2021 was $1,543.3 ($1,489.6 net of $53.7 of holding company derivative obligations) compared to $1,252.2 ($1,229.4 net of $22.8 of holding company derivative obligations) at December 31, 2020.
Significant cash and investment movements at the holding company during the first nine months of 2021 included the following cash inflows: net proceeds of $666.2 from the March 1, 2021 offering of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due March 3, 2031, consideration received of $662.0 from the sale of the company's joint venture interest in RiverStone Barbados to CVC, net proceeds of $583.8 from the March 3, 2021 offering of $600.0 principal amount of 3.375% unsecured senior notes due March 3, 2031, cash consideration received of $375.0 from the sale of a 13.9% equity interest in Brit to OMERS, net cash received of $224.3 in connection with long equity total return swap derivative contracts and dividends of $212.0 from insurance and reinsurance companies.
Significant cash and investment movements at the holding company during the first nine months of 2021 included the following cash outflows: use of net proceeds received from the Cdn$850.0 offering to redeem on March 29, 2021 the $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due October 14, 2022 and the $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due March 22, 2023 (a loss of $45.7 on redemption of these senior notes was recorded as interest expense), payment of common and preferred share dividends ($305.6), a net repayment on the credit facility ($700.0), acquisition of OMERS joint venture interest in Eurolife for cash consideration of $142.7 (€120.7), additional investments in Singapore Re of $102.9 and Gulf Insurance of $106.8, capital contributions to U.S. Run-off ($90.0), the redemption on June 15, 2021 and March 15, 2021 by Odyssey Group of $40.0 and $50.0 principal amount of its unsecured senior notes upon maturity, and purchases of subordinate voting shares for cancellation of $57.2 and for treasury of $114.6 (for use by the company for share-based payment awards).
The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses, interest paid on borrowings and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company derivative obligations, at September 30, 2021 of $1,489.6 provides more than sufficient liquidity to meet the holding company’s remaining known obligations in 2021. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon the remainder of its $2.0 billion unsecured revolving credit facility. For further details of the credit facility, refer to note 10 (Borrowings) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.
The holding company's known significant commitments for the remainder of 2021 consist of payment of the $85.0 principal amount of unsecured notes (paid on October 29, 2021), interest and corporate overhead expenses, preferred share dividends, income tax payments and other investment related activities. The company may also in the remainder of 2021 make payments related to its derivative contracts and capital support for its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets). The holding company's next scheduled maturity of unsecured senior notes is in August 2024.
During the first nine months of 2021 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $5,291.8 primarily reflecting the proceeds from net sales of short to mid-dated high quality corporate bonds and the consolidation of the cash and short term investments of Eurolife ($1,792.3).

The following table presents major components of cash flow for the first nine months of 2021 and 2020:

	First nine months
	2021	2020
Operating activities
Cash provided by operating activities before net (purchases) sales of investments classified at FVTPL	3,198.5	2,032.5
Net (purchases) sales of investments classified at FVTPL	2,210.7	(1,698.1)
Investing activities
Net sales of investments in associates	466.6	90.8
Purchases of subsidiaries, net of cash acquired	1,283.9	—
Net purchases of investment property	(23.8)	(2.2)
Proceeds from sale of insurance subsidiaries, net of cash divested	85.4	221.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested	186.8	—
Net purchases of premises and equipment and intangible assets	(248.4)	(226.3)
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	1,250.0	645.0
Repayments of borrowings - holding company and insurance and reinsurance companies	(806.4)	(0.2)
Net borrowings from (repayments to) holding company revolving credit facility	(700.0)	700.0
Net borrowings from (repayments to) other revolving credit facilities - holding company and insurance and reinsurance companies	(89.3)	42.0
Net proceeds from borrowings - non-insurance companies	472.7	74.9
Repayments of borrowings - non-insurance companies	(569.4)	(61.4)
Net borrowings from (repayments to) revolving credit facilities and short term loans - non-insurance companies	(184.3)	74.6
Principal payments on lease liabilities - holding company and insurance and reinsurance companies	(48.3)	(46.9)
Principal payments on lease liabilities - non-insurance companies	(119.5)	(123.9)
Purchases of subordinate voting shares for treasury	(114.6)	(132.3)
Purchases of subordinate voting shares for cancellation	(57.2)	(86.9)
Issuances of subsidiary shares to non-controlling interests	594.6	—
Purchases of subsidiary shares from non-controlling interests	(202.9)	(244.6)
Sales of subsidiary shares to non-controlling interests	129.2	—
Common and preferred share dividends paid	(305.6)	(308.6)
Dividends paid to non-controlling interests	(152.2)	(158.2)
Increase in cash and cash equivalents during the period	6,256.5	791.9
Operating activities for the nine months ended September 30, 2021 and 2020
Cash provided by operating activities (excluding net purchases of investments classified at FVTPL) increased to $3,198.5 in 2021 from $2,032.5 in 2020, principally reflecting higher net premium collections, partially offset by higher net paid losses and higher income taxes paid. Refer to the consolidated statements of cash flows and to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2021 for details of operating activities, including net purchases of investments classified at FVTPL.
Investing activities for the nine months ended September 30, 2021 and 2020
Net sales of investments in associates of $466.6 in 2021 primarily reflected the sale of the company's joint venture interest in RiverStone Barbados to CVC Capital Partners as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2021 and distributions received from the company's associates and joint ventures.
Net sales of investments in associates of $90.8 in 2020 primarily reflected the sale of Davos Brands and distributions received from the company's associates and joint ventures.
Purchases of subsidiaries, net of cash acquired of $1,283.9 in 2021 primarily reflected the acquisition of OMERS joint venture interest in Eurolife for cash consideration of $142.7, net of cash on Eurolife's acquisition date balance sheet of $1,433.3 as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.
Proceeds from sale of insurance subsidiaries, net of cash divested of $85.4 in 2021 primarily reflected Allied World's sale of its majority interest in Vault Insurance.
Proceeds from sale of insurance subsidiaries, net of cash divested of $221.7 in 2020 reflected the contribution of European Run-off to a joint venture, RiverStone Barbados.

Proceeds from sale of non-insurance subsidiaries, net of cash divested of $186.8 in 2021 primarily reflected Fairfax India's sale of its 48.8% equity interest in Privi and Recipe's sale of its Milestones restaurant brand.
Financing activities for the nine months ended September 30, 2021 and 2020
Net proceeds from borrowings - holding company and insurance and reinsurance companies of $1,250.0 in 2021 principally reflected net proceeds from the issuances of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due March 3, 2031 and $600.0 principal amount of 3.375% unsecured senior notes due March 3, 2031.
Net proceeds from borrowings - holding company and insurance and reinsurance companies of $645.0 in 2020 reflected net proceeds from the issuance of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030.
Repayments - holding company and insurance and reinsurance companies of $806.4 in 2021 primarily reflected the company's use of the net proceeds from its $671.6 (Cdn$850.0) offering to redeem on March 29, 2021 its $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due October 14, 2022 and $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due March 22, 2023 (incurring a loss of $45.7 on redemption of these senior notes), and the redemptions by Odyssey Group of $50.0 and $40.0 principal amounts of its unsecured senior notes upon maturity.
Net repayments on the holding company revolving credit facility of $700.0 in 2021 compared to net borrowings of $700.0 in 2020 reflected the company's full repayment in 2021 of the draw on its credit facility done in 2020 that was added liquidity support for the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic and to support growth in the insurance and reinsurance companies in a favourable pricing environment.
Net proceeds from borrowings - non-insurance companies of $472.7 in 2021 primarily reflected net proceeds from Fairfax India's issuance of $500.0 principal amount of 5.00% unsecured senior notes due February 26, 2028.
Repayments - non-insurance companies of $569.4 in 2021 primarily reflected Fairfax India's repayment of its $550.0 floating rate term loan using the net proceeds of its senior notes issuance described above.
Net repayments to revolving credit facilities and short term loans - non-insurance companies of $184.3 in 2021 primarily reflected repayments by Boat Rocker upon completion of its initial public offering, and Sporting Life and Recipe's partial repayments of its revolving credit facilities.
Issuances of subsidiary shares to non-controlling interests of $594.6 in 2021 primarily reflected the issuance of a 13.9% equity interest in Brit to OMERS for $375.0, initial public offerings by Farmers Edge and Boat Rocker, and a third party's investment in Brit's Ki Insurance subsidiary.
Purchases of subsidiary shares from non-controlling interests of $202.9 in 2021 primarily reflected purchases of common shares under a substantial issuer bid by Fairfax India.
Purchases of subsidiary shares from non-controlling interests of $244.6 in 2020 primarily reflected the acquisition of the remaining shares held by Brit's minority shareholder and purchases of common shares made under normal course issuer bids by Fairfax India, Fairfax Africa and Recipe.
Sales of subsidiary shares to non-controlling interests of $129.2 in 2021 reflected the sale of an 11.5% equity interest of Anchorage by Fairfax India.

    Book Value Per Basic Share
Book Value Per Basic Share
Common shareholders’ equity at September 30, 2021 was $14,539.5 or $561.88 per basic share compared to $12,521.1 or $478.33 per basic share at December 31, 2020, representing an increase per basic share in the first nine months of 2021 of 17.5% (an increase of 19.7% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2021). During the first nine months of 2021 the number of basic shares decreased primarily as a result of purchases of 137,923 subordinate voting shares for cancellation and net purchases of 162,214 subordinate voting shares for treasury (for use by the company for share-based payment awards). At September 30, 2021 there were 25,876,369 common shares effectively outstanding.
As described in note 5 (Cash and Investments) and note 6 (Investment in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2021, during the first nine months of 2021 the company recorded a net unrealized gain of $822.0 on its investment in Digit compulsorily convertible preference shares, representing on an after-tax basis a benefit to book value per basic share of $28.27. Upon closing of the Digit Insurance equity issuance anticipated to close in the fourth quarter of 2021, and the company consolidating Digit upon obtaining specific regulatory approvals to increase its equity interest above 49%, the company anticipates recording additional gains of approximately $1.1 billion, representing on an after-tax basis an increase per basic share of approximately $37.

Excess (deficiency) of fair value over adjusted carrying value
The table below presents the pre-tax excess (deficiency) of fair value over adjusted carrying value of investments in non-insurance associates and certain consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over adjusted carrying value of these investments at September 30, 2021 was $483.0 (December 31, 2020 - pre-tax deficiency of $662.6).

	September 30, 2021			December 31, 2020
	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value
Non-insurance associates(1):
Eurobank	1,119.8	1,302.2	(182.4)	799.9	1,166.3	(366.4)
Atlas	1,378.2	877.6	500.6	978.9	900.1	78.8
Quess	550.8	494.3	56.5	356.4	542.7	(186.3)
All other	1,554.4	1,476.1	78.3	1,169.4	1,154.0	15.4
	4,603.2	4,150.2	453.0	3,304.6	3,763.1	(458.5)

Non-insurance companies(2):
Restaurants and other(3)	783.5	902.9	(119.4)	454.2	601.3	(147.1)
Fairfax India	555.0	429.5	125.5	402.4	405.0	(2.6)
Thomas Cook India	279.3	255.4	23.9	160.0	214.4	(54.4)
	1,617.8	1,587.8	30.0	1,016.6	1,220.7	(204.1)
	6,221.0	5,738.0	483.0	4,321.2	4,983.8	(662.6)

(1)    The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2021, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Recipe, Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
(2)    The fair values of the company's investments in market traded non-insurance companies - Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge - are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company's interim consolidated financial statements for the three and nine months ended September 30, 2021, less the subsidiary's non-controlling interests as presented in note 11 (Total Equity) to those interim consolidated financial statements. Thomas Cook India's fair value and adjusted carrying value include preferred shares held by the company.
(3)    Comprised of Recipe, Dexterra Group, Boat Rocker and Farmers Edge. Boat Rocker and Farmers Edge were included commencing in 2021 upon completion of their respective initial public offerings.

Non-insurance associates
The following is a reconciliation of the fair value and carrying value of non-insurance associates as presented in the table above to note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.

	September 30, 2021		December 31, 2020
	Fair value	Carrying value	Fair value	Carrying value
Non-insurance associates as presented in the table above	4,603.2	4,150.2	3,304.6	3,763.1
Fairfax India's associates	2,708.5	1,310.0	2,267.5	1,328.3
Thomas Cook India's associates	17.6	16.2	11.9	17.7
Associates held by Restaurants and other	13.6	14.3	25.8	25.8
As presented in the consolidated financial statements	7,342.9	5,490.7	5,609.8	5,134.9

Non-insurance companies
Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge are subsidiaries that are consolidated in the Non-insurance companies reporting segment. Their assets, liabilities and equity are included in the company's consolidated balance sheet as presented in the table below, and their aggregate adjusted carrying value at September 30, 2021 of $1,587.8 (December 31, 2020 - $1,220.7), a non-IFRS measure, is equal to their shareholders’ equity attributable to shareholders of Fairfax.

	September 30, 2021	December 31, 2020

Portfolio investments	2,411.1	2,112.0
Deferred income tax assets	36.2	24.0
Goodwill and intangible assets	2,164.0	1,705.2
Other assets	1,849.4	1,861.3
Total assets	6,460.7	5,702.5

Accounts payable and accrued liabilities	1,612.6	1,303.2
Deferred income tax liabilities	152.6	139.2
Borrowings - non-insurance companies	1,142.3	1,270.0
Total liabilities	2,907.5	2,712.4

Shareholders’ equity attributable to shareholders of Fairfax	1,587.8	1,220.7
Non-controlling interests	1,965.4	1,769.4
Total equity	3,553.2	2,990.1
Total liabilities and equity	6,460.7	5,702.5
Normal course issuer bid
Following the expiry on September 29, 2021 of its then current normal course issuer bid, on September 30, 2021 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2022, to acquire up to 2,602,760 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 173,574 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.
    Contingencies and Commitments
For a description of these matters, see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three and nine months ended September 30, 2021.

Accounting and Disclosure Matters

    Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting

On July 14, 2021 the company acquired a controlling interest in Eurolife FFH Insurance Group Holdings S.A. ("Eurolife") and commenced consolidating the assets, liabilities and results of operations of Eurolife in its financial reporting. Management has determined to limit the scope of the design and evaluation of the company's internal control over financial reporting to exclude the controls, policies and procedures of Eurolife, the results of which are included in the consolidated financial statements of the company for the three and nine months ended September 30, 2021. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Eurolife represented 1.1% and 0.4% of the company's consolidated income for the three and nine months ended September 30, 2021 respectively and represented 5.2% and 5.7% of the company's consolidated assets and liabilities respectively as at September 30, 2021. The table that follows presents a summary of financial information for Eurolife.

For the period July 14, 2021 to September 30, 2021
Income	71.0
Net loss	(0.6)

As at September 30, 2021
Assets
Insurance contract receivables	11.7
Portfolio investments(1)	3,597.2
Deferred premium acquisition costs	4.1
Recoverable from reinsurers	19.3
Deferred income tax assets	35.4
Goodwill and intangible assets	44.3
Due from affiliates	24.3
Other assets	647.3
4,383.6
Liabilities
Accounts payable and accrued liabilities	327.9
Insurance contract payables	581.0
Insurance contract liabilities	2,671.5
Deferred income tax liabilities	97.7
3,678.1
Equity	705.5
4,383.6
(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

Quarterly Data (unaudited)

	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Income	6,710.4	6,831.0	5,998.2	6,578.1	4,992.6	5,065.1	3,159.1	5,533.0
Net earnings (loss)	576.1	1,280.2	822.6	958.4	41.8	426.3	(1,389.1)	502.7
Net earnings (loss) attributable to shareholders of Fairfax	462.4	1,201.4	806.0	909.1	133.7	434.9	(1,259.3)	672.0
Net earnings (loss) per share	$17.43	$45.79	$30.44	$34.28	$4.66	$16.00	$(47.38)	$24.62
Net earnings (loss) per diluted share	$16.44	$43.25	$28.91	$32.68	$4.44	$15.26	$(47.38)	$23.58
Operating results at the company’s insurance and reinsurance companies have been, and may continue to be, affected by the ongoing COVID-19 pandemic and the effects it is having on the global economy. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.